Form 40-F/A
period 2001-12-31
KINROSS GOLD CORP
filed 2002-11-20
CIK 701818

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 40-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 2001   Commission File Number 0-10321

                            KINROSS GOLD CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

   Province of Ontario, Canada                        1041
 (PROVINCE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION
OF INCORPORATION OR ORGANIZATION)           CODE NUMBER (IF APPLICABLE))


    52nd Floor, Scotia Plaza             Parr, Waddoups, Brown, Gee & Loveless
      40 King Street West                 185 South State Street, Suite 1300
    Toronto, Ontario, Canada                  Salt Lake City, Utah 84111
           M5H 3Y2                                 (801) 532-7840
       (416) 365-5123                    (NAME, ADDRESS (INCLUDING ZIP CODE)
(ADDRESS AND TELEPHONE NUMBER         AND TELEPHONE NUMBER (INCLUDING AREA CODE)
OF PRINCIPAL EXECUTIVE OFFICES)       OF AGENT FOR SERVICE IN THE UNITED STATES)


           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

   TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED
   -------------------              -----------------------------------------
      Common Shares                        The American Stock Exchange

        SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                         SECTION 15(d) OF THE ACT: None


FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

 [X] Annual Information Form          [X] Audited annual financial statements

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

      As of December 31, 2001 - 334,720,307 Common Shares were outstanding

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FILING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). IF "YES" IS MARKED, INDICATE THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH SUCH RULE.

                Yes                          No   X
                    -----                       -----

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                Yes   X                      No
                    -----                       -----

The following materials are filed with this Form 40-F/A:

1. Amended Renewal Annual Information Form of the registrant for the year ended December 31, 2001

2. Amended Management's Discussion and Analysis for the year ended December 31, 2001

3. Restated Audited Consolidated Financial Statements for the years ended December 31, 2001, December 31, 2000 and December 31, 1999


                                INTRODUCTORY NOTE

By this Amendment No. 1 to the Annual Report on Form 40-F of Kinross Gold Corporation (the "Company") the registrant is correcting its U.S. GAAP reconciliation information for the years ended December 31, 2001, 2000 and 1999. In this U.S. GAAP reconciliation, the Company incorrectly relied on an accommodation provided for under Item 17 (2) (c) (viii) of Form 20-F under the Securities Act of 1933. Pursuant to this accommodation, the Company did not reconcile its investment in Omolon Gold Mining Company ("Omolon"), which is accounted for under the proportionate consolidation method pursuant to Canadian GAAP, to the equity method under U.S. GAAP.

The restatement follows the review by the U.S. Securities and Exchange Commission of the preliminary proxy statement of Echo Bay Mines Ltd. ("Echo Bay"), in connection with the proposed business combination among Echo Bay, TVX Gold Inc. and the Company. The Company has concluded that the criteria outlined in the accommodation do not apply to the Company's investment in Omolon and its previous reliance on the accommodation was incorrect. Therefore, since the Company's investment in Omolon has been accounted for under the equity method for U.S. GAAP purposes, the U.S. GAAP reconciliation information now sets out the effect of using the equity method versus proportionate consolidation.

                            KINROSS GOLD CORPORATION


                         Renewal Annual Information Form
                                    (AMENDED)



                      For the year ended December 31, 2001



                Dated May 9, 2002 (as amended November 19, 2002)

                                TABLE OF CONTENTS

                                                                       Page
                                                                      ------
ITEM 1: COVER PAGE                                                     Cover

ITEM 2: CORPORATE STRUCTURE                                              5

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS                              6

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS                           10

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION                     58

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED
        FINANCIAL STATEMENTS                                            58

ITEM 7: MARKET FOR SECURITIES                                           58

ITEM 8: DIRECTORS AND OFFICERS                                          59

ITEM 9: ADDITIONAL INFORMATION                                          61



                              CAUTIONARY STATEMENT

         This document includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from expectations are disclosed under the heading "Risk Factors" and elsewhere in the documents filed by the Company from time to time with The Toronto Stock Exchange (the "TSE"), the American Stock Exchange (the "Amex"), the United States Securities and Exchange Commission (the "SEC"), the Ontario Securities Commission (the "OSC") and other regulatory authorities.

ITEM 2: CORPORATE STRUCTURE

INCORPORATION

Kinross Gold Corporation (the "Company") is the continuing corporation resulting from the May 1993 amalgamation under the Ontario Business Corporations Act of CMP Resources Ltd, Plexus. Resources Corporation and 1021105 Ontario Corp. The Company and Falconbridge Amalco Inc. ("Falconbridge Amalco"), a corporation that was formed upon the amalgamation of Falconbridge Gold Corporation ("FGC") and FGC Acquisition Inc. ("FGC Acquisition"), then amalgamated on December 31, 1993 by way of arrangement. The Company filed articles of amalgamation on December 29, 2000 in connection with the amalgamation with La Teko Resources Inc. ("La Teko"). The registered office and principal place of business of the Company is located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

SUBSIDIARIES AND MANAGEMENT STRUCTURE

Each of the Company's operations is a separate business unit managed by its general manager, who in turn reports to the Chief Operating Officer. Exploration activities outside the operating minesites, corporate financing, tax planning and acquisition strategies are managed centrally. All of the Company's hedging activities are managed centrally. The Company's risk management programs are subject to overview by the Company's Audit Committee and the Board of Directors. Additional technical support for the various. operating and non-operating locations is provided centrally.

A significant portion of the Company's business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of the Company and their respective jurisdictions of incorporation is set out below. All subsidiaries are 100% owned unless otherwise noted. Unless otherwise indicated herein, the term "the Company" means collectively all of the subsidiaries of the Company referred to above, and such terms will be used throughout this document as if the present corporate structure and capital structure had always existed.

                               CORPORATE STRUCTURE

                          (CORPORATE STRUCTURE CHART)


ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is principally engaged in the exploration for and the acquisition, development and operation of gold bearing properties. At present, the three primary operating properties are located in Canada, the United States and the Russian Far East. Exploration activities are undertaken in these countries and others. The Company's principal product and source of cash flow is gold. The following paragraphs provide a history of the material acquisitions over the past three years, details on the acquisitions of the three primary mines and the general development of the business since the formation of the Company in 1993.

On September 30, 1993, the Company acquired 8.3 million common shares of FGC held by Falconbridge Limited ("Falconbridge"), representing 55.9% of the issued common shares of FGC and a convertible debenture issued by FGC with a principal amount of Cdn.$7.4 million, convertible into 2.1 million common shares of FGC for an aggregate purchase price of $17.7 million. The debenture was converted into common shares in October 1993. A subsidiary of the Company, FGC Acquisition, then entered into a plan of arrangement with FGC pursuant to which the minority shareholders of FGC received one common share of the Company for each common share of FGC and one warrant of the Company for each warrant of FGC, each warrant entitled the holder to purchase one common share of the Company at an exercise price of Cdn.$3.50 on or before December 31, 1996. The Company issued 6.5 million common shares and 3.3 million warrants in connection with this arrangement. The Company then amalgamated with Falconbridge Amalco, the corporation resulting from the amalgamation of FGC and FGC Acquisition. FGC owned various mining properties, including the Hoyle Pond and Bell Creek mines in Ontario and the Blanket mine in Zimbabwe.

On June 1, 1998, a wholly owned subsidiary of the Company merged (the "Kinam Merger") with Kinam Gold Inc. ("Kinam"), formerly Amax Gold Inc., (unless otherwise indicated herein, the term "Kinam" means Kinam and its subsidiaries). Concurrent with the Kinam Merger, Cyprus Amax Minerals Company ("Cyprus Amax") contributed $135.0 million to Kinross in exchange for 35.0 million common shares of the Company and 8.8 million common share purchase warrants (the "Recapitalization") and 38.1 million common shares of the Company were issued pursuant to a public offering (the "Equity Financing"). As a result of the Kinam Merger, the Recapitalization and the Equity Financing, the Company issued 165.2 million common shares, representing approximately 56.4% of the common shares outstanding after the Kinam Merger, in addition to the common share purchase warrants to acquire 8.8 million common shares of the Company issued to Cyprus Amax, which subsequently expired unexercised. The purchase price of the Kinam Merger was $337.9 million. Kinam owned various mining properties including the Fort Knox mine near Fairbanks Alaska, a 50% interest in the Refugio mine in Chile and a 50% interest in the Kubaka mine located in the Russian Far East.

On December 16, 1998, the Company acquired an additional 3% of Omolon Gold Mining Company ("Omolon") from a Russian shareholder of Omolon in consideration for settling obligations of the Russian shareholder of $3.8 million, thereby increasing its interest in Omolon to 53%. Repayment of the $3.8 million owing to the Company by the Russian shareholder will be made from the Russian shareholder's share of dividends from Omolon, provided the Russian partner has first repaid their obligation to the Magadan administration. On December 31, 1999, the Company acquired a further 1.7% of Omolon for cash of $0.3 million increasing its ownership interest to 54.7%.

On February 26, 1999, the Company through a wholly-owned subsidiary, acquired, by way of arrangement, a direct and indirect 100% interest in La Teko. The purchase price of $26.4 million was satisfied by the issuance from treasury of
10.5 million common shares of the Company and payment of transaction costs of $0.5 million. The major assets of La Teko were its 35% interest in the True North property, and its 100% interest in the Ryan Lode property both located in Alaska.

On June 28, 1999, the Company acquired an additional 65% interest in the True North property for total cash consideration of $28.1 million, thereby increasing its interest in the True North property to 100%.

On December 24, 1999, the Company acquired the Timmins assets of Royal Oak Mines Inc. ("Pamour") for cash of $4.7 million and assumed certain environmental reclamation liabilities on the historic producing areas.

On December 7, 2001, the Company acquired a 100% interest in the George/Goose Lake gold project in the Nunavut Territories by issuing 4,000,000 Common Shares of the Company valued at $3.8 million.

The Company's long-term financial objective is growth in cash flow and a return to earnings per share through successful exploration, acquisitions and development of existing and acquired properties. Mine operating plans focus on maximizing the pre-tax cash flow return on investment over the life of the business unit. The Company's key performance measure is cash cost per unit of production.

The Company's operations and reserves are impacted by changes in metal prices. Over the past three years, gold has averaged $276 per ounce and was $277 per ounce on the last trading day of 2001. Subsequent to the end of 2001, gold has traded above $300 per ounce. The Company used a forecast of $300 per ounce as a long-term price at the end of 2001 to estimate reserves and assess mining assets for impairment. The Company used a forecast of $300 per ounce in 2000 and $325 per ounce in 1999. In each of the three years write-downs of the carrying values of certain mining assets were required.

In 2001, the Company recorded write-downs of $16.1 million, including $11.8 million relating to the Blanket mine due to the Company's inability to manage this operation because of political turmoil creating extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and civil unrest. The balance of the write-down included additional reclamation accruals for the DeLamar mine reclamation project of $4.3 million. In 2000, the Company recorded write-downs of $72.1 million, including $36.1 million relating to the Refugio mine and the decision to suspend operations in mid 2001 and $36.0 million on various other non-core reclamation projects. In 1999, the Company recorded write-downs of $184.9 million, including $108.8 million for the Fort Knox mine, $10.7 million for the Kubaka mine, $11.2 million for the Refugio mine, $10.0 million for the Denton-Rawhide mine, $27.7 million for the Goldbanks exploration project and $16.5 million on various other non-core assets.

The Company's share of proven and probable reserves as at December 31, 2001 was
5.7 million ounces. These estimates have been calculated using industry standard methodology and the appropriate cut off grade assuming a long-term gold price of $300 per ounce. Open pit mining operations were suspended at the Refugio mine in June of 2001 due to continued weak gold prices. Residual leaching of the leach pads will continue for the first half of 2002 and commercial production is anticipated to end early in the second half of 2002. Open pit mining will be suspended at the Kubaka mine during the second half of 2002 due to depleted reserves from the current open pit. Remnant mining of underground reserves is scheduled to start mid third quarter 2002 and continue through the end of second quarter 2003. Milling of the remaining low-grade stockpiles will commence at that time until consumed which is estimated to be in the fourth quarter of 2003. In response to the short mine life at the Kubaka operations, in 1999, the Company began an extensive exploration program looking for alternative mill feed within trucking distance to the Kubaka mill. In 2000, these activities identified the Birkachan project located 28 kilometers north of the Kubaka mill. Exploration drilling continued in 2001. Current plans for 2002 are to continue the exploration activities at Birkachan and to commence the process of converting the current exploration license to a mining license.

Over the past several years, in response to weak gold prices, the Company has taken steps to preserve its cash balances and maintain its financial flexibility. Exploration expenditures were reduced to $7.9 million in 2001 compared to $11.4 million in 2000 and $11.1 million in 1999. In addition, capital expenditures were reduced to $30.4 million in

2001 compared to $41.6 million in 2000 and $44.0 million in 1999. The Company continues to review all mine plans to optimize cash flow and continues to look for opportunities to reduce costs or improve efficiencies.

In 2001, the Company embarked on a strategy to reduce long-term debt and reduce the outstanding convertible preferred shares of subsidiary company ("Kinam Preferred Shares"). The benefit to future consolidated results would be a reduction of interest expense, a reduced accrual of the dividends on the Kinam Preferred Shares and lower non-cash charges such as depreciation, depletion and amortization due to a negative purchase price discrepancy resulting from the transaction being applied to the carrying value of property, plant and equipment since the Kinam Preferred Shares were trading at a discount to their carrying value for financial reporting purposes. During 2001, the Company repaid $46.5 million of long-term debt and acquired 945,400 Kinam Preferred Shares with a carrying value of $48.9 million in exchange for 24,186,492 common shares of the Company valued at $23.2 million. The $25.7 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

The Company completed an equity offering in February 2002 and issued 23,000,000 common shares from treasury for gross proceeds before costs of the issue of $19.5 million. The majority of funds raised were used for a $16.00 per share cash tender offer for the Kinam Preferred Shares owned by non-affiliated shareholders. On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer and after extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The Company anticipates completing a merger between Kinam and a newly created wholly owned subsidiary of the Company in which the remaining non-affiliated shareholders will receive cash for each of their Kinam Preferred Shares. On March 28, 2002, the 652,992 Kinam Preferred Shares tendered had a book value of $35.6 million and were purchased by the Company for $10.4 million ($11.1 million including costs of the tender offer). The $24.6 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

On April 11, 2002, the Company announced it had signed a letter agreement with a wholly owned subsidiary of Placer Dome Inc. ("Placer"), Placer Dome (CLA) Limited, to form a joint venture that will combine the two companies' respective gold mining operations in the Porcupine mining camp in Timmins, Ontario, referred to herein as the Porcupine Area Joint Venture. Placer will own a 51% interest and the Company will own a 49% interest in the Porcupine Area Joint Venture, which will be operated by a Placer affiliate. Placer will contribute the Dome mine and mill and the Company will contribute the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. Future capital and operating costs will be shared in proportion to each party's ownership interest. As of December 31, 2001 Placer reported proven and probable reserves at the Dome mine were approximately 1.3 million ounces of gold, using a gold price assumption of $275 per ounce and measured and indicated resources totaled approximately 2.1 million ounces of gold. The formation of the joint venture is subject to several conditions including due diligence, completion of a definitive agreement, and the approval of the Board of Directors of Placer and the Company.

For further information about material properties of the Company see Item 4 of this annual information form ("AIF").

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

OPERATIONS

The Company's share of production from its operating properties totaled 944,803 ounces of gold equivalent during 2001 of which 44% was derived from the Fort Knox mine in Alaska, 25% from the Kubaka mine in the Russian Far East, 17% from the Hoyle Pond mine in Ontario, 7% from the Refugio mine in Chile, 4% from the Blanket mine in Zimbabwe and the balance from various other locations (see note 17 to the Restated Consolidated Financial Statements of the Company incorporated by reference under Item 6 for details of the segment revenues, segment profit or loss and segment assets).

The following table summarizes production by the Company in the last three years.

                                                                    2001               2000               1999
                                                                  -------            --------          ----------
Attributable gold equivalent production - ounces                  944,803             943,798           1,012,408
Attributable gold production - ounces                             937,852             932,423           1,006,453
Gold sales - ounces (excluding equity accounted ounces)           907,149             897,428           1,006,453


Attributable gold equivalent production includes the Company's share of the production from the Denton-Rawhide mine and the Andacollo mine due to its equity held investment in Pacific Rim Mining Corp ("Pacific Rim"), formerly Dayton Mining Corporation. Included in gold equivalent production is silver production converted into gold production using a ratio of the average spot market prices of gold and silver for the three comparative years. The ratios were 62.00:1 in 2001, 56.33:1 in 2000 and 53.40:1 in 1999.

The locations of the Company's material properties are shown on the map below and descriptions are set forth below. The Company holds its interests in each of these properties in accordance with industry standards.

                   (KINROSS SIGNIFICANT ASSET LOCATIONS MAP)

GOLD EQUIVALENT PRODUCTION

The following table sets forth the Company's gold equivalent production for each of its operating assets in the last three years:

                           GOLD EQUIVALENT PRODUCTION
                         FOR THE YEAR ENDED DECEMBER 31,

                                          2001           2000           1999
                                        --------        -------       ---------
PRIMARY OPERATIONS:

Fort Knox Mine                           411,221        362,959         351,120
Hoyle Pond Mine                          156,581        140,441         136,709
Kubaka Mine (1)                          237,162        244,641         254,625
Refugio Mine                              67,211         85,184          90,008
Blanket Mine                              39,592         34,571          37,755
                                        --------        -------       ---------
                                         911,767        867,796         870,217
                                        --------        -------       ---------

OTHER OPERATIONS:

Andacollo (2)                             11,718         21,030               -
Denton-Rawhide Mine (2)                   17,713         29,361          62,792
Hayden Hill Mine                           1,887          9,582          17,020
Macassa Mine (3)                               -              -          38,689
Guanaco Mine                               1,718         16,029          23,690
                                        --------        -------       ---------
                                          33,036         76,002         142,191
                                        --------        -------       ---------
Total gold equivalent production         944,803        943,798       1,012,408
                                        ========        =======       =========


(1)  Increased ownership interest to 53% December 1998 and to 54.7% December
     1999.
(2) The 49% interest in the Denton-Rawhide mine was sold to Pacific Rim on March 31, 2000 for common shares of Pacific Rim. As a result of this transaction and the sale to Pacific Rim of certain other assets, the Company effectively holds a 15.7 and 32.1% interest in the Denton-Rawhide and Andacollo mines, respectively at December 31, 2001.
(3)  Sold December 14, 2001.


MARKETING

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market (London fix). Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewelry manufacture (the largest fabrication component), electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold bullion is held primarily as a store of value and a safeguard against the collapse of paper assets denominated in fiat currencies.

The Company sells all of its refined gold to banks, bullion dealers, and refiners. The Company's sales to major customers that exceeded 10% of total sales were $148.6 million to four customers during 2001 and $92.9 million to three customers in 2000. Due to the size of the bullion market and the above ground inventory of bullion, activities by the Company will generally not influence gold prices. The Company believes that the loss of any of these customers would have no material adverse impact on the Company because of the active worldwide market for gold.

The following table sets forth for the years indicated the high and low London PM fix for gold.


      YEAR                  HIGH              LOW
      ----                -------           -------
      1997                $366.55           $283.00
      1998                $313.15           $273.40
      1999                $325.50           $252.80
      2000                $312.70           $263.80
      2001                $293.25           $255.95

MINERAL RESERVES AND MINERAL RESOURCES

The following tables sets forth the Company's mineral reserves and mineral resources for each of its properties:

PROVEN AND PROBABLE MINERAL RESERVES

                                                                   PROVEN                             PROBABLE
                                                       ----------------------------------------------------------------------
                                          KINROSS'          TONNES   GRADE     CONTAINED       TONNES   GRADE       CONTAINED
       Property                            SHARE %           (000)   (g/t)       (ozs)         (000)    (g/t)         (ozs)
-----------------------------------------------------------------------------------------------------------------------------
GOLD
Timmins - Canada:
       Hoyle Pond                           100.0              367   13.31       157,000          554   14.04         250,000
       Pamour (1)                           100.0                -     -               -       14,167    1.65         753,000
Fort Knox and Area  - USA (2)               100.0           42,594    0.95     1,305,000       43,051    1.06       1,463,000
       Stockpile (3)                        100.0           16,618    0.51       270,000        1,657    0.84          45,000
Kubaka - Russia (2)                          54.7              166   21.55       115,000          245   19.93         157,000
       Stockpile (3)                         54.7              446    5.44        78,000           --      --              --
Refugio - Chile                              50.0           11,275    0.96       347,000       12,280    0.91         359,000
Blanket - Zimbabwe (4)                      100.0              819    4.48       118,000        1,119    4.39         158,000
       Tailings (4)                         100.0            1,582    1.04        53,000           --      --              --
Pacific Rim
       Denton Rawhide - USA                  15.7            1,296    0.79        33,000           --      --              --
-----------------------------------------------------------------------------------------------------------------------------
       Total                                                75,163    1.02     2,476,000       73,073    1.36       3,185,000
-----------------------------------------------------------------------------------------------------------------------------
SILVER
Kubaka - Russia                             54.7               612    15.8       310,000          245    24.1         190,000
Pacific Rim
       Denton Rawhide - USA                 15.7             1,296    11.3       470,000           19    16.4          10,000
-----------------------------------------------------------------------------------------------------------------------------
       Total                                                 1,908    12.7       780,000          264    23.6         200,000
-----------------------------------------------------------------------------------------------------------------------------


                                                  TOTAL
                                    ---------------------------------
                                      TONNES   GRADE        CONTAINED
       Property                        (000)   (g/t)          (ozs)
---------------------------------------------------------------------
GOLD
Timmins - Canada:
       Hoyle Pond                        921   13.74          407,000
       Pamour (1)                     14,167    1.65          753,000
Fort Knox and Area  - USA (2)         85,645    1.01        2,768,000
       Stockpile (3)                  18,275    0.54          315,000
Kubaka - Russia (2)                      411   20.58          272,000
       Stockpile (3)                     446    5.44           78,000
Refugio - Chile                       23,555    0.93          706,000
Blanket - Zimbabwe (4)                 1,938    4.43          276,000
       Tailings (4)                    1,582    1.04           53,000
Pacific Rim
       Denton Rawhide - USA            1,296    0.79           33,000
---------------------------------------------------------------------
       Total                         148,236    1.19        5,661,000
---------------------------------------------------------------------
SILVER
Kubaka - Russia                         857    18.15          500,000
Pacific Rim
       Denton Rawhide - USA           1,315    11.35          480,000
---------------------------------------------------------------------
       Total                          2,172    14.03          980,000
---------------------------------------------------------------------

(1)  Development Project
(2)  In place direct mill feed
(3) Includes current stockpile and mill feed that will be stockpiled for future use.
(4)  Blanket underground mine and Vubachikwe tailings

                                                                    MEASURED                                INDICATED
                                                       ------------------------------------------------------------------------
                                          KINROSS'        TONNES    GRADE     CONTAINED        TONNES    GRADE        CONTAINED
       PROPERTY                            SHARE %        (000)     (g/t)      (ozs)           (000)     (g/t)          (ozs)
-------------------------------------------------------------------------------------------------------------------------------
GOLD
Timmins - Canada:
       Hoyle Pond Underground               100.0           352       9.98       113,000          836      9.23         248,000
       Other Underground                    100.0           529       5.64        96,000        2,109      4.11         279,000
       Pamour Open Pit                      100.0            --         --            --       37,619      1.53       1,847,000
       Other Open Pit                       100.0            --         --            --        7,270      1.98         462,000
George/Goose  Lake - Canada                 100.0            --         --            --        4,238      9.76       1,330,000
United States:
       Ft. Knox and Area(5)                 100.0        12,421        0.66      265,000       25,335      0.92         750,000
       Delamar                              100.0           610        0.61       12,000        2,199      1.92         136,000
       Goldbanks                            100.0            --          --           --       26,806      0.66         569,000
Kubaka - Russia                              54.7           348        2.32       26,000           25      2.49           2,000
Refugio - Chile                              50.0         4,575        0.75      111,000       21,810      0.75         525,000
Blanket - Zimbabwe                          100.0            --          --           --        2,572      5.78         478,000
Norseman - Australia                        100.0            --          --           --       26,991      1.34       1,162,000
Greystar Resources
       Angostura - Colombia                  18.6            --          --           --        8,250      1.69         448,000
Pacific Rim
       Denton Rawhide - USA                  15.7         1,123        0.55       20,000           46      0.68           1,000
       Andacollo - Chile                     32.1         6,941        0.72      160,000        8,784      0.64         182,000
       Eldorado - El Salvador                32.1            --          --           --          969      7.64         238,000
-------------------------------------------------------------------------------------------------------------------------------
       Total                                             26,899        0.93      803,000      175,859      1.53       8,657,000
-------------------------------------------------------------------------------------------------------------------------------
SILVER
United States:
       Delamar                              100.0           610        64.8     1,270,000       2,199      36.5       2,580,000
       Goldbanks                            100.0            --          --            --      26,806       1.9       1,650,000
Kubaka - Russia                              54.7           348         8.9       100,000          --        --              --
Greystar Resources
       Angostura - Colombia                  18.6            --          --            --       8,250       6.1       1,620,000

       Denton Rawhide - USA                  15.7         1,123         8.9       320,000          46      13.5          20,000
       Eldorado - El Salvador                32.1            --          --            --         969      56.8       1,770,000
-------------------------------------------------------------------------------------------------------------------------------
       Total                                              2,081       25.26     1,690,000      38,270      6.21       7,640,000
-------------------------------------------------------------------------------------------------------------------------------

                                                          TOTAL
                                    ----------------------------------------
                                         TONNES       GRADE       CONTAINED
       PROPERTY                           (000)       (g/t)         (ozs)
----------------------------------------------------------------------------
GOLD
Timmins - Canada:
       Hoyle Pond Underground             1,188       9.45          361,000
       Other Underground                  2,638       4.42          375,000
       Pamour Open Pit                   37,619       1.53        1,847,000
       Other Open Pit                     7,270       1.98          462,000
George/Goose  Lake - Canada               4,238       9.76        1,330,000
United States:
       Ft. Knox and Area(5)              37,756       0.84        1,015,000
       Delamar                            2,809       1.64          148,000
       Goldbanks                         26,806       0.66          569,000
Kubaka - Russia                             373       2.33           28,000
Refugio - Chile                          26,385       0.75          636,000
Blanket - Zimbabwe                        2,572       5.78          478,000
Norseman - Australia                     26,991       1.34        1,162,000
Greystar Resources
       Angostura - Colombia               8,250       1.69          448,000
Pacific Rim
       Denton Rawhide - USA               1,169       0.56           21,000
       Andacollo - Chile                 15,725       0.68          342,000
       Eldorado - El Salvador               969       7.64          238,000
---------------------------------------------------------------------------
       Total                            202,758       1.45        9,460,000
---------------------------------------------------------------------------
SILVER
United States:
       Delamar                            2,809       42.6        3,850,000
       Goldbanks                         26,806        1.9        1,650,000
Kubaka - Russia                             348        8.9          100,000
Greystar Resources
       Angostura - Colombia               8,250        6.1        1,620,000

       Denton Rawhide - USA               1,169        9.0          340,000
       Eldorado - El Salvador               969       56.8        1,770,000
---------------------------------------------------------------------------
       Total                             40,351       7.19        9,330,000
---------------------------------------------------------------------------

(5) Kinross Share is 100% except Gil property at 80% (Indicated Resource of 3.4 million tonnes containing 146,000 gold ounces)

MINERAL RESERVE AND MINERAL RESOURCE NOTES

1. Reported reserves and resources have been calculated in accordance with: the National Instrument 43-101 under the Canadian Securities Law, and the Canadian Institute of Mining Standards ("CIM") on Mineral Resource and Reserve Definitions and Guidelines.

2. The reserves are based on an assumed long-term gold price of U.S. $300 per ounce and reflect mining dilution and mining recovery.

3. Applying industry standard methodology, each property has a unique process gold recovery and cutoff grade(s).

                                      Average                Average
            Producing                 Process              Gold Cutoff
             Property                Recovery             Grade(s) g/t
             --------                --------             ------------
            Hoyle Pond                 88.0%                  7.68
            Fort Knox                  85.6%                  0.43
            True North                 85.0%                  0.69
              Kubaka                   97.5%                  3.20
             Refugio                   67.2%                  0.48

             Blanket                   87.0%                  3.20
          Blanket Tails                63.0%                   n/a

4.   Unlike reserves, resources do not have a demonstrated economic value.

5. In addition to the reported measured and indicated resources, inferred resources total 115.7 million tonnes containing an estimated 5.83 million gold ounces.

6. The impact of a $25/oz. reduction in the long-term gold price (to $275/oz.) results in an estimated 8% decrease in reserve gold ounces. Alternately, the impact of a $25/oz. rise in the long-term gold price (to $325/oz.), results in an estimated 6% increase in reserve gold ounces.

7. Except for "Other Sources" listed below, the Company's employees, who meet the National Instrument 43-101 requirements for a Qualified Person, have prepared the reserve and resource estimations.


       Qualified Persons Responsible for Estimated Reserves and Resources


MINE / PROPERTY                        NAME                                   TITLE(S)
---------------                        ----                                   --------
Hoyle Pond Mine                        R. Cooper, P. Eng. & A. Still, AGO     Manager Technical Services, Chief Geologist
                                                                              (Hoyle Pond)

Other Timmins                          A. Still, AGO                          Chief Geologist (Hoyle Pond)

Pamour                                 R. Cooper, P. Eng.                     Manager Technical Services (Hoyle Pond)

Fort Knox Mine                         T. Wilton, P. Geo. & V. Miller, PE     Chief Geologist (Fort Knox), Engineering
                                                                              Manager (Kinross Technical Services)

True North, Ryan Lode and Gil          T. Wilton, P. Geo.                     Chief Geologist (Fort Knox)

DeLamar                                V. Miller, PE                          Engineering Manager (Kinross Technical
                                                                              Services)

Goldbanks                              V. Miller, PE                          Engineering Manager (Kinross Technical
                                                                              Services)

Kubaka                                 V. Miller, PE & B. Falletta, PE        Engineering Manager (Kinross Technical
                                                                              Services), Engineering Manager  (Kubaka)

Refugio                                V. Miller, PE                          Engineering Manager  (Kinross Technical
                                                                              Services)

Blanket                                G. Ndebele, GSZ & R. Dye, PE           Geological Manager (Blanket), Vice President
                                                                              Technical Services

Norseman                               B. Butler, P. Geo. & T.                Sr. Geologist (Norseman), Chief Geologist
                                       Wilton, P. Geo.                        (Fort Knox)


                                  Other Sources

         George/Goose Lake         MRDI, S. Juras, P. Geo.

         Angostura                 Information provided by Greystar Resources

         Dayton                    Information provided by Dayton Mining Corp.


RISK FACTORS

         NATURE OF MINERAL EXPLORATION AND MINING

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a gold-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in profitable commercial mining operations.

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

  ENVIRONMENTAL RISKS

The Company's mining and processing operations and exploration activities in Canada, the United States, Russia, Chile, Australia and Zimbabwe and other countries are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. The Company is currently in compliance in all material respects with all applicable environmental laws and regulations. Such compliance requires significant expenditures and increases the Company's mine development and operating costs.

In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities. The Company estimates its share of reclamation closure obligations at $72.9 million based on information currently available. As at December 31, 2001, the Company has accrued $55.6 million of this liability. The Company will continue to accrue this liability on a unit-of-production basis over the remaining reserves. In addition, the Company plans reclamation spending of approximately $12.6 million in 2002 as part of its aggressive plan to get as many closure projects as possible to post closure monitoring by the end of 2004.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property. To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company.

  RESERVE ESTIMATES

The figures for reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require the Company to take a writedown of the asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable reserves at the Company's mines and development projects were calculated based upon a gold price of $300 per ounce of gold. Recently, gold prices have been significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, material write downs of the Company's investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

The estimates of proven and probable gold reserves attributable to a specific property of the Company are based on accepted engineering and evaluation principles. The amount of proven and probable gold does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this Annual Information Form are based on various assumptions relating to gold prices and exchange rates during the expected life of production, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

  OPERATIONS OUTSIDE OF NORTH AMERICA

The Company has mining operations in Russia, Chile and Zimbabwe and is conducting certain of its exploration and development activities in Russia, Zimbabwe and Australia. The Company believes that the governments of these countries generally support the development of their natural resources by foreign operators. There is no assurance that future political and economic conditions in these countries will not result in these governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital, which may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties for which it has obtained exploration, development and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

In 2001, the Company recorded a writedown of $11.8 million relating to the Blanket mine due to the Company's inability to manage this operation because of political turmoil creating extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and civil unrest.

The Company is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company's Russian operations may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company's Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years.

Of particular significance in Russia is the right of Russian authorities to purchase gold produced from Omolon, with payment 50% in U.S. dollars and 50% in Russian rubles at then current London gold prices. Under the terms of the Omolon purchase and sale agreement, all dore must be initially offered to Gokhran Russia ("Gokhran"), an entity responsible for precious metals and precious stones established by the Ministry of Finance of the Russian Federation. Payment for dore purchased by Gokhran has historically been made in Russian rubles (50%) and U.S. dollars (50%) but most recently was paid 100% in rubles and Gokhran has indicated that it has no intention of paying U.S. dollars henceforth. The dore that Gokhran does not elect to purchase may be sold domestically to licensed purchasers or exported by Omolon. During 2000, the Central Bank of Russia required that Omolon, under a grandfathered clause, repatriate back to Russia 50% of export receipts and convert them into Russian rubles. During the year ending December 31, 2001, Omolon sold all of its gold domestically for Russian rubles.

The Company currently has political risk insurance coverage from the United States Overseas Private Investment Corporation and Multilateral Investment Guarantee Agency covering a portion of its investment in Omolon. However, there is no guarantee that the Company will continue to qualify for such insurance.

In addition, the economies of the countries of Russia, Chile or Zimbabwe differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

  LICENSES AND PERMITS

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

  GOLD PRICES

The profitability of any gold mining operations in which the Company has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.

  HISTORY OF LOSSES

The Company had net losses of $36.9 million, $126.1 million and $240.7 million for 2001, 2000 and 1999, respectively. The Company's ability to operate profitably in the future will depend on the success of its three principal mines, Fort Knox, Kubaka and Hoyle Pond, and on the price of gold. There can be no assurance that the Company will be profitable.

  TITLE TO PROPERTIES

The validity of mining claims which constitute most of the Company's property holdings in Canada, the United States, Chile, Zimbabwe, Australia and Russia may, in certain cases, be uncertain and is subject to being contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that the Company's titles, particularly title to undeveloped properties, may be defective.

Certain of the Company's United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on U.S. federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).

  COMPETITION

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

  INSURANCE/SURETY

In accordance with standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities, including liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities which may affect its financial resources.

  CURRENCY RISK

Currency fluctuations may affect the revenues which the Company will realize from its operations as gold is sold in the world market in United States dollars. The costs of the Company are incurred principally in Canadian dollars, United States dollars, Russian rubles, Chilean pesos and also in Zimbabwean dollars. While the Russian ruble, Chilean peso and the Zimbabwean dollar are currently convertible into Canadian and United States dollars, there is no guarantee that they will continue to be so convertible.

  JOINT VENTURES

Some of the mines in which the Company owns interests are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to the Company or to third parties could have a material adverse effect on the joint ventures. In addition, the Company may be unable to exert influence over strategic decisions made in respect of such properties.

  ROYALTIES

The Company's mining properties are subject to various royalty and land payment agreements. Failure by the Company to meet its payment obligations under these agreements could result in the loss of related property interests.

  HEDGING

The Company has historically reduced its exposure to gold and silver price fluctuations by engaging in hedging activities. There can be no assurance that the Company will continue the hedging techniques successfully used, or any other hedging techniques, or that, if they are continued, the Company will be able to achieve in the future realized prices for gold produced in excess of average London market prices as a result of its hedging activities.

EMPLOYEES

At December 31, 2001, the Company and its subsidiaries employed approximately 2,100 persons. The hourly employees at the Guanaco mine are represented by the Sociedad Contractual Minera Guanaco labor union and are covered by a labour contract that expires at the end of May 2002. The hourly employees at the Refugio mine are represented by the Sindicato de Trabajadores de Compania Minera Maricunga labour union and are covered by a labour contract that expires at the end of April 2002. The hourly employees at the Blanket mine are represented by the Associated Mine Workers Union of Zimbabwe and are covered by a labour contract that expires at the end of December 2002. The Company's employees in the United States and Canada, are predominately non-unionized although former employees of the Pamour operation are represented, via collective agreement. The recall rights for all of these Pamour employees have expired and negotiations remain ongoing concerning the status of a future collective agreement. In addition, if the Porcupine Area Joint Venture is completed the hourly Placer employees in Timmins are covered by a collective agreement that expires at the end of October 2002. The Company considers its employee relations to be good.

MATERIAL PROPERTIES

The following properties have been identified as material to the Company. All production data is presented on a 100% basis with the exception of gold equivalent production, which represents the Company's proportionate share.

  FORT KNOX MINE AND AREA, ALASKA

The Company is the owner of the Fort Knox mine. The Fort Knox mine includes the main Fort Knox open pit mine, mill, and tailings storage facility, the True North open pit mine, which commenced production in 2001, the Ryan Lode project and an 80% ownership interest in the Gil property that is subject to a joint venture agreement with Teryl Resources Corp ("Teryl"). The Company's ownership interest in the Fort Knox mine was acquired as a result of the Kinam Merger on June 1, 1998. The Fort Knox mine and True North mine employed approximately 360 people at December 31, 2001. The Fort Knox property has been pledged as security against the syndicated credit facility which supports, inter-alia, $49.0 million of industrial revenue bonds outstanding as at December 31, 2001.

  Property Description and Location

    Fort Knox Open Pit

The Fort Knox open pit mine mill and mineral claims cover approximately 20,500 hectares located 40 kilometers northeast of Fairbanks Alaska. The claim block consists of two State of Alaska Upland Mineral Leases, 1,168 State of Alaska mining claims and one unpatented federal lode mining claim. The current reserve is located on approximately 505 hectares of land held under State of Alaska Upland Mineral Leases that expire in 2014. These leases may be renewed for a period not to exceed 55 years.

The State of Alaska Upland Mineral Leases that the current reserves are located on are subject to a 3% Alaska production royalty based on taxable income. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License Tax is graduated from 3% to 7% of taxable income. The unpatented federal lode mining claim is owned by the Company and not subject to any royalties. There were no royalties paid in 2001, or 2000.

All requisite permits have been obtained for the mining and continued development of the Fort Knox open pit mine and are in good standing. The Company is in compliance with the Fort Knox permits in all material respects.

    True North Open Pit

The True North open pit mine mineral claims covers approximately 3,804 hectares located 40 kilometers northeast of Fairbanks Alaska. The claim block consists of 104 State of Alaska mining claims owned by the Company and mineral leases with third parties covering an additional 138 State of Alaska mining claims.

All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License Tax is graduated from 3% to 7% of taxable income. In addition to the State of Alaska Mine License Tax, the leased state mining claims are subject to net smelter royalties ranging from 3.5% to 5%, less any advanced royalties paid. The Company paid advance royalties of $150,000 in 2001 and 2000.

All requisite permits have been obtained for the mining of Phase I of the True North open pit mine which consists of the Hindenburg and East Pit Zones. As at December 31, 2001, 47% of proven and probable reserves are located within the Hindenburg and East Pit Zones. These permits are in good standing. The Company is currently in compliance with the True North permits in all material respects. The Company is currently in the process of amending the current True North permits in order to further develop the deposit. The Company estimates it will receive the required permits in 2002.

    Ryan Lode Project

The Ryan Lode project mineral claims cover approximately 500 hectares located ten kilometers west of Fairbanks Alaska. The claim block consists of 50 State of Alaska mining claims, ten patented federal mining claims and five unpatented federal mining claims, all leased from third parties. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income. In addition to the State of Alaska Mine License Tax, the leased claims are subject to net smelter royalties of 5%, and annual rental payments of $150,000. The annual rental payments are not deductible when computing the net smelter return royalties. The Company paid $150,000 of annual rental payments in each of 2001 and 2000.

The Company has conducted limited exploration on the properties since acquiring the Ryan Lode project from La Teko in 1999.

    Gil Property

The Gil property mineral claims cover approximately 2,700 hectares located contiguous to the Fort Knox claim block. The claim block consists of 167 State of Alaska mining claims and is subject to a joint venture agreement between the Company and Teryl. The Company's ownership interest in the Gil claim block is 80%. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income.

The Company continues to actively explore the Gil claims.

    Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the Fort Knox mine from Fairbanks Alaska is by 34 kilometers of paved highway and eight kilometers of unpaved road. The True North mine is located 18 kilometers west of the Fort Knox property and is accessible by an unpaved road. The

Ryan Lode project is located 65 kilometers from the Fort Knox property and is accessible by 54 kilometers of paved road and 11 kilometers of unpaved roads. The area is characterized by continental climate with cold dry winters and warm moist summers. Daily sunlight varies from 4 to 20 hours per day. Temperatures range from below -50 Celsius to above +35 Celsius. Mean precipitation is approximately 30 centimeters annually.

The area topography consists of rounded ridges with gentle side slopes. Vegetation includes spruce, birch and willow trees and various shrubs, grasses and mosses. The elevation ranges from 1,000 to 1,600 meters.

The Fort Knox milling operation obtains its process water from a fresh water reservoir located within the permitted property area. The tailings storage area on site has adequate capacity for the remaining mine life of the Fort Knox and the True North mines. Power is provided to the mine by Golden Valley Electric Association's power grid serving the area over a distribution line paid for by the Company.

  History

An Italian prospector named Felix Pedro discovered gold in the Fairbanks mining district in 1902. Between 1902 and 1993 more than 8.0 million ounces of predominately placer gold were mined in the district. In 1984 a geologist discovered visible gold in granitic hosted quartz veins on the Fort Knox property. Between 1987 and 1991, a number of companies conducted extensive exploration work on the Fort Knox, True North and Gil properties. In 1991, Kinam entered into a joint venture agreement with Teryl to explore the Gil property. In 1992, Kinam acquired ownership of the Fort Knox property. Construction of the Fort Knox mine and mill operations began in 1995 and were completed in 1997. Commercial production at Fort Knox was achieved on March 1, 1997. Construction of the mine was completed at a capital cost of approximately $373 million, which included approximately $28 million of capitalized interest. After acquiring ownership of the True North property in 1999, the Company completed pre-production capital expenditures, primarily permitting and the building of a haulage road to the Fort Knox mill. Commercial production at True North was achieved on April 1, 2001. Pre-production capital expenditures for True North were approximately $ 29.6 million.

  Geological Setting and Mineralization

The Company's mining and exploration properties are located within the Fairbanks mining district, a southwest - northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

The Fairbanks district is situated in the northwestern part of the Yukon - Tanana Uplands. The Yukon - Tanana terrane consists of a thick sequence of polymetamorphic rocks that range from Precambrian to upper Paleozoic in age. The protoliths were comprised primarily of sedimentary and volcanic units, with only minor rocks of plutonic origin. The region has undergone at least two periods of dynamic and thermal metamorphism, an early prograde amphibolite event, and a later, retrograde, greenschist facies event. Some workers have suggested a more complex metamorphic history for the area, with the identification of four phases of penetrative deformation.

The dominant rock unit in the district is the Fairbanks Schist. It is comprised of gray to brown fine-grained micaceous schist and micaceous quartzite. Interlayered with the Fairbanks Schist is the Cleary Sequence, a varied assemblage of metamorphic lithologies. In the northern part of the district high grade metamorphic rocks of the Chatanika terrane have been identified. These rocks, which are in fault contact with the Fairbanks Schist and Cleary Sequence, are thought to be Devonian to Mississippian in age, and have been metamorphosed to eclogite facies.

The dominant structural trend of the district is expressed by numerous northeast trending faults and shear zones. These structures, which were important to the localization of gold mineralization, show a dominant strike-slip movement.

Several intrusive bodies, ranging in age from late Cretaceous to early Tertiary, penetrate the Yukon - Tanana terrane. They generally range from ultramafic to felsic in composition, and can be distinguished from older intrusive rocks by their lack of metamorphic textures.

     Exploration

The Company routinely carries out exploration and development activities on its properties in the Fairbanks area. The 2001 exploration program focused on drilling at the True North gold deposit. The bulk of work was drilling and was completed to define the limits of strong mineralization in the area of the Hindenburg pit and establish the continuity of mineralization in this portion of the deposit. Limited drilling and other field activities were carried out at the Gil project. A short drilling program was completed on the Steamboat prospect, and mapping, trenching and sampling were completed at the Amanitaville prospect.

The planned exploration and development drilling program for 2002 includes an in-pit drilling program at the Fort Knox mine (approximately 20 holes totaling about 5,500 meters) and areas immediately adjacent to it, a comprehensive drilling program at the True North mine and vicinity (146 holes totaling 10,725 meters), continued exploration drilling at the Gil project, and less intensive exploration of other early-stage prospects elsewhere in the Fairbanks region. The 2002 mineral exploration program may be modified from time to time, in response to changing results from the work programs.

     Drilling, Sample and Analysis, and Security of Samples

Drilling is the principal tool utilized to explore for and define mineral deposits in the Fairbanks mining district. Two types of drilling are utilized during exploration and development programs at the various properties, diamond core and reverse circulation drilling.

Core drilling is the process of obtaining continuous cylindrical samples of rock from drill holes by means of annular shaped rock cutting bits rotated by a bore-hole drilling machine. Core drilling, also referred to as diamond drilling, is commonly used to collect undisturbed and continuous samples from either complete drill holes or intervals of holes that are of particular interest for the purposes of detailed and comprehensive sampling, for geotechnical and rock strength tests, or because alternative drilling methods may be incapable of providing appropriate geological or geotechnical data.

Reverse circulation is a method of rotary drilling whereby the drilling medium is circulated to the drill bit face from the surface and the drill cuttings that are ground up by the drill bit cutting face are removed from the drill hole by the drilling medium (water, foam or other drilling muds and additives, or air) inside the drill rods. Reverse circulation drilling is a generally accepted method that is commonly used in mineral exploration and development drilling programs throughout the world.

Reverse circulation drill cuttings are collected at one and a half meter intervals by a geologist or helper at each drill site. The data for each sample is entered in digitized format on a log sheet. Occasional written comments are also made on the log. In an effort to collect the most representative sample possible, 85 millimeter diameter core holes have been drilled at the Fort Knox and Ryan Lode deposits, while 64 millimeter core holes are drilled at True North and Gil. Core is regularly photographed and then logged and sampled in one and a half meter intervals. Data is entered on the logs in a digital format. Special emphasis is placed on shear and vein orientations, as well as mineralization and oxidation. A representative sample is retained for later use and the remainder of each interval is submitted for assay.

Drill samples are collected from the drill hole by personnel of the various drilling contractors, under the direct supervision of Company staff. The samples are labeled and placed in bags at the drill site and prepared for transport to commercial laboratories for preparation and assay. All samples are either delivered to the preparation facility by Company personnel, or are picked up at a Company facility by employees of the laboratory.

Duplicate samples are collected from every tenth sample and a check assay is performed and compared to the original assay. As a form of quality control, the inclusion of "blank" (unmineralized) samples within each sample shipment is part of the standard procedure

A pulp sample of known grade is also submitted to the laboratory. The sample frequency is twice per core hole, and every 30 meters for reverse circulation holes. These standards are prepared both in-house and by outside laboratories over the different exploration seasons, and they represent different ranges of gold grades. For samples with fire assays greater than 1.0 grams per tonne, the samples are resubmitted to the laboratory for a cyanide soluble assay. The purpose of this procedure is to determine mill recovery rates.



     Mineral Reserve and Resource Estimates

The following table sets forth the proven and probable reserves for the Fort Knox mine and area as at December 31, 2001 and 2000.

                               2001                                         2000
               --------------------------------------        ------------------------------------
                             AVERAGE          GOLD                        AVERAGE         GOLD
                TONNES        GRADE          CONTENT         TONNES        GRADE         CONTENT
               -------       -------       ----------        ------       -------      ----------
               (000'S)        (GPT)        (000'S OZ)        (000'S)       (GPT)       (000'S OZ)
Proven          59,212         0.83           1,575          104,834        0.80         2,678
Probable        44,708         1.05           1,508           20,302        1.50         1,008
               -------         ----           -----          -------        ----         -----
Total          103,920         0.92           3.083          125,136        0.90         3,686
               =======         ====           =====          =======        ====         =====

The December 31, 2001 Fort Knox reserves were calculated by the Company in accordance with definitions and guidelines adopted by CIM. The reserves were calculated under the supervision of T. Wilton P. Geo., a Qualified Person employed by the Company with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a gold cut-off grade of 0.69 to 0.43 grams per tonne depending on mining experience. The Company estimates that life of mine mill recovery will average approximately 88%. Proven and probable reserves decreased by 603,000 ounces of gold in 2001. While 477,000 ounces were consumed by production, 126,000 ounces were re-classified as resources due to changes in pit design due to mining experience.

In addition to proven and probable reserves, as at December 31, 2001, the Company has estimated 37.7 million tonnes of measured and indicated resources at an average gold grade of 0.84 grams per tonne.

      Mining and Milling Operations

The Fort Knox and True North deposits are mined by conventional open pit methods. Ore is removed from the Fort Knox open pit by 135 tonne haul trucks and dumped directly into a gyratory crusher. Ore mined from the True North open pit is moved by 75 tonne haul trucks and dumped in an ore stockpile area. The ore is then placed into road licensed 55 tonne haulage trucks, trucked to and dumped into the gyratory crusher at the Fort Knox mill 18 kilometers away. Current life of mine plans based on reserves and resources of the two deposits have production ending in 2011.

The processing facility at Fort Knox is a standard cyanide leach/carbon-in-pulp ("CIP") milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The mill processed 38,929 tonnes per day during 2001. Ore is crushed to minus 10 inches in the primary gyratory crusher and conveyed to a coarse ore stockpile near the mill. From the coarse ore stockpile the ore goes by conveyor to a semi-autogenous grinding mill, which operates in closed circuit with two ball mills and a bank of cyclones for particle sizing. Correctly sized material flows to a thickener and into leach tanks where cyanide is used to dissolve the gold. Dissolved gold is absorbed into granular activated carbon particles in the CIP circuit. Carbon particles loaded with gold are removed from the slurry by screening. The gold is stripped from the carbon particles, plated onto a cathode by electrowinning, and melted into dore bars for shipment to a refiner. The tailings slurry flows through a cyanide detoxification process before flowing into the tailings impoundment area. The only significant modification to the plant occurred in 1998 when a pebble regrind crusher was added to the circuit to increase throughput. In 2002, a tailings thickener is expected to be installed at a cost of approximately $5.0 million.

The following table presents operating data for the Fort Knox mine for years ended December 31 2001, 2000 and 1999.


                                               YEAR ENDED            YEAR ENDED             YEAR ENDED
                                              DECEMBER 31,          DECEMBER 31,           DECEMBER 31,
                                                  2001                  2000                   1999
                                              ------------          ------------           ------------
Tonnes mined (000's of tonnes )                 31,212.9              32,301.9                27,532.8
Ore processed (000's of tonnes)                 14,209.1              13,603.2                12,533.8
Gold grade (gpt)                                    1.05                  0.94                    0.95
Average gold recovery (%)                             86                    89                      90
Gold produced (oz.)                              411,221               362,959                 351,120
Total cash costs ($/oz.)                             207                   203                     194

Gold equivalent production in 2001 was 411,221 ounces compared to 362,959 in 2000. In 2001, total cash costs were $207 per ounce of gold equivalent compared to $203 in 2000. The Fort Knox mine 2001 business plan called for 450,000 ounces of gold equivalent production at total cash costs of $196 per ounce of gold equivalent. The plan was predicated on production from the Fort Knox open pit and supplemental feed from the recently acquired True North deposit early in 2001.

For 2001, cash production costs were $2.8 million lower than planned. Unfortunately, the reduced spending did not compensate for the delays in achieving commercial production at the True North open pit, due to a prolonged permitting process, unacceptable performance of the haulage contractor during the third quarter of 2001 and lower than anticipated ore grade in the upper benches at the True North open pit during the third quarter of 2001. The fourth quarter of 2001 results were on plan as the Company acquired the haulage fleet and is managing the ore haulage operations from the True North open pit to the Fort Knox mill. In addition, the grade of the ore mined during the fourth quarter of 2001 at the True North open pit was as planned. Estimated gold equivalent production for 2002 is 440,000 ounces at total cash costs of approximately $210 per ounce.

Capital expenditures at the Fort Knox operations in 2001 were $20.2 million compared to $17.6 million during 2000. The majority of capital expenditures for 2001 were required to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. Planned capital expenditures for 2002 are estimated to be $16.0 million.

     Environmental and Site Restoration Costs

In 2001, all activities at the Fort Knox and Area properties were, and have continued to be, in compliance in all material respects with applicable corporate standards and

                          [ENVIRONMENTAL AND SITE MAP]



environmental regulations. The Company estimates its site restoration costs at the Fort Knox and Area properties to be $13.9 million of which $5.8 million has been accrued as a long term liability of the Company. The balance will be accrued on a unit of production basis over proven and probable reserves. The Company has posted surety bonds totaling $13.5 million for site restoration obligations with the state government.

                            [TRUE NORTH PROJECT MAP]


     TIMMINS OPERATIONS, ONTARIO

The Company is the owner of the Timmins operations. The Timmins operations consist of the Hoyle Pond underground mine and the Bell Creek mill and tailings storage facility. In addition, the Timmins operations consist of a number of former producing mines most notably the Pamour and Nighthawk Lake mines. The Company's ownership interest in the Hoyle Pond mine and Bell Creek mill were acquired as a result of the acquisition of FGC in 1993 and the Pamour and Nighthawk Lake mines were acquired in 1999. The Timmins operations employed approximately 380 people at December 31, 2001.

The only producing mine owned by the Company in Timmins at present is the Hoyle Pond mine.

  Property Description and Location

     Hoyle Pond Underground Mine and Bell Creek Mill

The Hoyle Pond underground mine, mineral claims and the Bell Creek mill are located in Hoyle Township in Timmins Ontario on 899 hectares of patented land, 441 hectares of land leased from the province and one private lease covering 65 hectares. The private lease is for a term of 20 years and is in good standing until May 31, 2005. There are also two contiguous staked mining claims covering 32 hectares located in Whitney Township south of Hoyle Township. The Company owns an additional 10,164 hectares of exploration properties nearby.

There are various royalties on the Hoyle Pond underground mine land package. The only royalty requiring payment at present is a tonnage based royalty on the private lease. Royalty payments were $0.1 million in both 2001 and 2000.

All requisite permits have been obtained for the mining and continued development of the Hoyle Pond underground mine and the Bell Creek mill and are in good standing. The Company is in compliance with Hoyle Pond and Bell Creek permits in all material respects.

      Pamour and Nighthawk Lake Mines

The Pamour open pit and Nighthawk Lake underground mines and mineral claims are located in Timmins Ontario on 12,385 hectares in 675 claim units. The Pamour mine is approximately two kilometers south of and contiguous with the Hoyle Pond mine while the Nighthawk Lake mine is approximately 17 kilometers southeast of Hoyle Pond. There has been no production at these mines since their acquisition in 1999.

All requisite permits remain in force for the Pamour and Nighthawk Lake mines. The Company is in compliance with the Pamour and Nighthawk Lake permits in all material respects.

      Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the Hoyle Pond mine from Timmins is by 20 kilometers of paved highway and three kilometers of unpaved roads. The Pamour mine is located two kilometers south of the Hoyle Pond mine and accessible by an unpaved road. The Nighthawk lake mine is located 17 kilometers southeast of the Hoyle Pond mine and accessible by 10 kilometers of paved roads and seven kilometers of unpaved roads. The area climate is cold winters and hot summers. Temperatures range from below -40 Celsius to above +30 Celsius. Mean precipitation is approximately 80 centimeters annually.

The topography of the area is typical of the Canadian Shield and consists of an irregular surface with moderate relief. The topographic highs are the result of bedrock outcrops and are surrounded by low lying areas of poorly drained wetlands. Vegetation includes spruce, pine, poplar and birch trees and various shrubs, grasses and mosses. The elevation ranges from 200 meters to 300 meters.

The Bell Creek milling operation obtains its processing water from the Bell creek located within the permitted property area. The land package includes areas where additional tailings storage areas can be permitted. The current tailings storage area has sufficient capacity for the next several years of planned production. Power is provided to the mine and mill by Ontario Hydro.

      History

Land was first staked in the vicinity of the present day Pamour mine in 1910. Limited production was achieved from 1911 to 1914. The property remained idle from 1914 to 1923. Between 1923 and 1935 several mining syndicates carried out exploration work. In 1935 and 1936 the Pamour No. 3 shaft was sunk and a 650 tonnes per day mill was constructed. In 1938 the mill capacity was increased to 1,300 tonnes per day by installing new equipment. During the 1950's mill throughput averaged 1,500 tonnes per day. In 1972, the mill was expanded to treat 2,275 tonnes per day as production from the nearby Aunor mine was processed at the Pamour mill. Open pit mining at the Pamour mine began in 1976 and continued until 1999. The Company acquired the Pamour mine in 1999.

The Hoyle Pond discovery hole was drilled by Texas Gulf in 1980. The area was explored in 1980 to 1982. The mine was developed by ramp in 1983 and 1984. The mine has been in continuous production since 1982 and was acquired by the Company pursuant to the merger with FGC in 1993. Since 1993, the Company has conducted exploration programs and underground development has added significant additional mineralization. In 1994 to 1999 the company sunk an 815 meter shaft and developed a second ramp to access underground workings. The Bell Creek mill has gone through a series of expansions with current capacity of 1,500 tonnes per day.

     Geological Setting and Mineralization

The Hoyle Pond Main Zone and 1060 Zone deposits, both of which are in production, occur on opposite limbs of an open, northeast plunging F2 antiformal structure, hosted within carbonatized north-dipping sheared and metamorphosed tholeiitic basalts. The 7 Vein system occurs as a series of stacked, flat to gently northeast dipping veins at the nose of the antiformal structure. Mineralization occurs as coarse, free gold in white to grey-white quartz veins with variable ankerite, tourmaline, pyrite and local arsenopyrite. Alteration halos are generally narrow, consisting of mainly grey zones (carbon, carbonate, sericite, cubic pyrite) in the Hoyle Pond system, and carbonate-sericite, with fuchsite, pyrite, arsenopyrite and trace chalcopyrite, sphalerite within the 1060 structures.

The Hoyle Pond Main Zone includes a series of generally northeast striking, linked quartz vein zones (at least 11 veins of economic significance) folded on a small scale with moderate west trending and northeast plunging fold axis. The 1060 Zone consists of at least five main vein structures (B1, B2, and B3 Zones, A Zone and Porphyry Zone) with orientations ranging from north to northeast with generally subvertical dips.

The Pamour mine is located approximately one kilometre north of the Destor - Porcupine Fault Zone and overlies an east-west trending unconformity between Tisdale Group volcanic rocks and Timiskaming Group sediments. Volcanic rocks occupy the area north of the mine and the unconformity, and include interlayered mafic to ultramafic units. Sedimentary rocks occupy the area south of the unconformity and include greywacke, argillite and conglomerate. A distinct unit of clastic sediments marks the unconformity itself. Gold mineralization is hosted by both volcanic and sedimentary units and related to both individual quartz veins and vein swarms, which trend mainly east-west. Volcanic-hosted ore bodies include shallow north-dipping single vein structures within mafic volcanics, as well as irregular shaped vein swarms along various lithologic contacts within the volcanic sequence. Sedimentary hosted ore bodies include irregular shaped vein swarms along the unconformity as well as narrow, steep south-dipping veins in greywacke further to the south.

The Nighthawk Lake mine is located along the Nighthawk Lake Break, a branch fault of the Destor Porcupine Fault Zone. Rocks in the vicinity of the Nighthawk Lake mine consist of mafic to felsic volcanics, intruded by irregular masses of albitite and syenite. Gold mineralization occurs both within the volcanic rocks and intrusives, and generally shows a close spatial association with strong carbonate alteration, brecciation, quartz veining and pyrite or arsenopyrite. Based on past work, orebodies at the mine have been subdivided into six main zones including the: Main Zone, No. 1 Zone, No. 4 Zone, Ramp Zone, "A" Zone and Deadman Island Zone.

     Exploration

Exploration expenditures within the Hoyle Pond mine totaled $1.0 million during 2001. A total of 34,320 metres of diamond drilling was completed primarily from underground workings. The focal target of exploration drilling was the 1060 Zone, with smaller amounts of drilling targeting structures within the 7 Vein structures and the Hoyle Pond Main Zone. Exploration successfully increased proven and probable reserves by approximately 10% for 2001 year end reserves. The 2002 budget for mine site exploration is $1.0 million to target structures primarily within the 1060 Zone.

Regional exploration within the Timmins camp totaled $0.3 million during 2001; almost all of this was spent during the fourth quarter. A total of 7,753 metres of diamond drilling explored targets at Pamour North, the McIntyre Central Porphyry Zone (CPZ) and at Coniaurum. The exploration budget for 2002 is approximately $1.7million. Exploration will include targets at Pamour North, McIntyre CPZ, Coniaurum, Hallnor, Hopson and Wetmore.

     Drilling, Sample and Analysis and Security of Samples

Diamond core drilling at the mine site during the year ended December 31, 2001 consisted of underground core drilling and surface exploration diamond core drilling. Sampling is conducted on a daily basis through the use of chip samples, muck samples, and test holes (sludge samples). Ore development is sampled at intervals of two to five meter intervals through the use of chip samples and muck samples. Stopes are sampled at five meter intervals where practical, and stope muck is sampled at intervals of 1 muck sample every 20-40 tonnes.

Samples are analysed at either the Bell Creek assay lab (on-site lab operated by the Company's personnel) or at an independent assay lab. Most muck and chip samples and surplus definition drill core are processed at the Bell Creek lab. All exploration drill core and overflow muck, chip and definition drill core is processed at the independent assay lab. Samples at the Bell Creek lab are analysed using conventional fire assay methods with a gravimetric finish. Samples at the independent lab are analysed using conventional fire assay methods with a gravimetric finish for all samples >1.5 grams per tonne and atomic absorption finish for all samples <1.5 grams per tonne.

Samples containing coarse visible gold are identified on the sample tag. Each of these samples will have a second reject analysed as well as a check assay from the first reject resulting in a minimum of three determinations. Check assays for all samples are conducted at the Bell Creek lab twice on each tray of 25 samples. Blank samples are analysed at the Bell Creek lab twice on each tray of 25 samples, and a standard is checked at least once on a tray of 25 samples. At the independent lab, check assays are determined every 8-10 samples, and a blank and a standard are analysed approximately every 30 samples.

     Mineral Reserve and Resource Estimates

The following table sets forth the proven and probable reserves for the Hoyle Pond mine as at December 31, 2001 and 2000.

                               2001                                         2000
              ---------------------------------------       -------------------------------------
                              AVERAGE         GOLD                          AVERAGE        GOLD
               TONNES          GRADE         CONTENT         TONNES          GRADE        CONTENT
              -------         -------      ----------       --------        -------     ----------
              (000'S)          (GPT)       (000'S OZ)        (000'S)         (GPT)      (000'S OZ)
Proven          367            13.31           157             362           12.20         142
Probable        554            14.04           250             568           12.40         227
                ---            -----           ---             ---           -----         ---
Total           921            13.74           407             930           12.30         369
                ===            =====           ===             ===           =====         ===


The December 31, 2001 Hoyle Pond reserves were calculated by the Company in accordance with definitions and guidelines adopted by the CIM. The reserves were calculated under the supervision of R. Cooper, P. Eng. and A. Still AGO, both Qualified Persons employed by the Company with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a cut-off grade between 7 and 8 grams per tonne for the Hoyle Pond Main Zone and between 8 and 10 grams per tonne for the 1060 Zone depending upon width and attitude of the veins. High-grade assays were reduced to a maximum grade of 200 grams per tonne in the Hoyle Pond Main Zone structure and the high-grade Porphyry Zones east of the dyke, and 100 grams per tonne in the 1060 Zone structure. Based on mining experience, an allowance for mining dilution of 10% to 30% at established background values ranging from 0.6 to 0.8 grams per tonne has been made. Proven and probable reserves increased by 38,000 ounces in 2001, of which 138,000 ounces were consumed by production, economic and engineering parameter changes added 14,000 ounces and exploration activities added 162,000 ounces. The Company estimates that mill recovery will be approximately 88%.

In addition to proven and probable reserves, the Company has estimated 1.2 million tonnes of measured and indicated resources at the Hoyle Pond mine at an estimated average gold grade of 9.45 grams per tonne.

The following table sets forth the proven and probable reserves for the Pamour mine as at December 31, 2001 and 2000.

                               2001                                         2000
              ---------------------------------------       -------------------------------------
                              AVERAGE         GOLD                         AVERAGE        GOLD
               TONNES          GRADE         CONTENT         TONNES         GRADE        CONTENT
              -------         -------      ----------       --------       -------     ----------
              (000'S)          (GPT)       (000'S OZ)        (000'S)        (GPT)      (000'S OZ)
Proven            --             --            --                --           --            --
Probable       14,167          1.65           753            14,167         1.65           753
               ------          ----           ---            ------         ----           ---
Total          14,167          1.65           753            14,167         1.65           753
               ======          ====           ===            ======         ====           ===


The December 31, 2001 Pamour reserves were calculated by the Company in accordance with definitions and guidelines adopted by the CIM. The reserves were calculated under the supervision of R. Cooper P. Eng. A Qualified Person employed by the Company with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a cut-off grade of 0.96 grams per tonne. Proven and probable reserves increased by 753,000 ounces in 2000 upon completion of feasibility study on the Pamour mine. The Company estimates mill recovery to be approximately 87%.

In addition to proven and probable reserves, the Company has estimated 37.6 million tonnes of indicated resources at the Pamour mine suitable to open pit mining at an estimated average gold grade of 1.5 grams per tonne.

In addition to the reserves and resources at Hoyle Pond and Pamour mines, the Company has calculated resources at a number of additional properties owned by the Company in the Timmins area. Measured and indicated resources amenable to underground mining amount to an additional 2.6 million tonnes at an estimated average grade of 4.4 grams per tonne. Measured and indicated resources amenable to open pit mining amount to an additional 7.3 million tonnes at an estimated average grade of 2.0 grams per tonne.

    Mining and Milling Operations

The Hoyle Pond operations consist of an underground mine serviced by two declines and one shaft. The underground operations comprise of 17 main levels, with the shallowest at 40 meters below surface and the deepest at 720 meters below surface. The Hoyle Pond ramp extends down to the 280 meter level and services the Hoyle Pond and 7 vein zones. The 1060 ramp extends to the 720 meter level and services the 1060 Zone. Underground development completed in 2001 involved the extension of the 1060 ramp to the 700 meter level and the excavation of an internal ore and waste pass system, complete with chutes. The 2002 business plan involves an extension of the 1060 ramp to the 820 meter level. The shaft was completed in 1997 to a depth of 815 meters below surface. Total production (ore and waste) is transported to the loading pocket by means of an ore/waste pass system and hoisted to surface in 6.5 tonne skips. The surface infrastructure consists of administration buildings, maintenance, compressed air and hoisting facilities. Current life of mine plans based on reserves and resources have production ending in 2009.

The mineralized zones at Hoyle Pond are narrow high-grade veins, dipping from 30 to 90 degrees. Mining methods used are cut and fill, shrinkage, panel and longhole methods.

The processing facility at Bell Creek is a standard CIP milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The mill processed 1,216 tonnes per day during 2001. Ore is crushed to minus one half inch in the primary crusher and conveyed to a grinding circuit, which operates in closed circuit with two ball mills, two gravity Knelson concentrators and a bank of cyclones for particle sizing. Correctly sized material flows to a thickener and into leach tanks where cyanide is used to dissolve the gold. Dissolved gold is absorbed into granular activated carbon particles in the CIP circuit. Carbon particles loaded with gold are removed from the slurry by screening. The gold is stripped from the carbon particles, plated onto a cathode by electrowinning, and melted into dore bars for shipment to a refiner.

The following table presents operating data for the Hoyle Pond mine for years ended December 31 2001, 2000 and 1999.

                                           YEAR ENDED          YEAR ENDED          YEAR ENDED
                                          DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                              2001                2000                1999
                                          ------------        ------------        ------------
Ore processed (000's of tonnes)               443.9                460.6             419.1
Gold grade (gpt)                              12.40                11.27             11.51
Average gold recovery (%)                        88                   84                88
Gold produced (oz.)                         156,581              140,441           136,709
Total cash costs ($/oz.)                        182                  209               210

Gold equivalent production in 2001 was 156,581 ounces compared to 140,441 ounces in 2000. In 2001, total cash costs were $182 per ounce of gold equivalent compared to $209 in 2000. Cash production costs were on plan during 2001, 14% lower than in 2000. This reduced spending combined with higher gold equivalent production due to a 10% increase in the grade of ore processed, resulted in lower per ounce total cash costs. Estimated gold equivalent production for 2002 is 145,000 ounces at total cash costs of approximately $193 per ounce.

Capital expenditures at the Hoyle Pond operations in 2001 were $7.9 million compared to $13.8 million during 2000. The majority of capital expenditures for 2001 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements. Planned capital expenditures for 2002 are estimated to be $8.6 million.

     Environmental and Site Restoration Costs

In 2001, all activities at the Timmins operations were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The Company estimates its site restoration costs at the Timmins operations to be $11.4 million of which $3.3 million has been accrued as a long term liability of the Company. The balance will be accrued on a unit of production basis over proven and probable reserves. The Company has posted surety bonds and letters of credit totaling $2.6 million for site restoration obligations with the provincial government.

                               [KUBAKA MINE MAP]


     Kubaka Mine, Russian Federation

The Company indirectly owns a 54.7% interest in Omolon, a Russian joint stock company. The joint stock company is operated under a contractual agreement whereby an indirect subsidiary of the Company is the operator and manager. The major assets of the joint stock company are the Kubaka mine and the Birkachan exploration project located in the Russian Far East. The majority of the Company's ownership interest in the Kubaka mine was acquired as a result of the Kinam Merger on June 1, 1998. The Kubaka mine employed approximately 460 people at December 31, 2001.

      Property Description and Location

The Kubaka open pit mine, infrastructure and mining concession covers approximately 897 hectares located 320 kilometers south of the Arctic Circle and 950 kilometers northeast of the major port city of Magadan. Omolon holds the license from the Russian government to operate the Kubaka Mine (the "Kubaka License"). The Kubaka License terminates in 2011, subject to extension of up to an additional two years, and limits the ownership of a foreign entity in Omolon to a maximum of 56%. The Kubaka License establishes certain production requirements for the Kubaka mine and requires the payment of a 3% royalty on the total value of the gold extracted. In 2001, the Kubaka mine was subject to total royalty and production based taxes of 11.8%. The Company's proportionate share of royalties and production based taxes were $5.3 million in 2001 compared to $7.0 million in 2000. In addition, a 5% export tariff existed at December 31, 2001. The 5% export tariff was cancelled in February 2002.

The Birkachan exploration project covers approximately 515 hectares and is located 28 kilometers north of the Kubaka operations. Omolon holds the license from the Russian government to conduct exploration activities at Birkachan. The Company is currently in discussions with various departments of the Russian government to obtain the necessary mining license to initate mining at the the Birkachan project.

All requisite permits have been obtained for the mining and continued development of the Kubaka open pit mine and are in good standing. The Company is in compliance with the Kubaka and Birkachan permits in all material respects.

      Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the Kubaka mine is by air from Magadan or by 700 kilometers of unpaved road and 380 kilometers on a winter ice road. The winter ice road is generally open from January until April and primarily used to ship the materials and supplies necessary for the next years' production. The mine operates in Arctic conditions. Daylight sunlight varies from 4 to 20 hours per day. Temperatures range from below -50 Celsius to above 20 Celsius. Mean precipitation is approximately 40 centimeters annually.

The area is described as mountainous with some rugged topography. The slopes have gentle concavity with a steepness of between 10 and 30 degrees. The site is situated in permafrost. The natural vegetation at the site consists of moss, low shrubs and small larch trees. In the valley bottom the ground surface is hummocky and grass covered. The elevation ranges from 500 to 1,000 meters.

Water utilized in the mill for processing the ore is obtained from four sources: fresh water from a well 650 meters south of the mill complex, fresh water from the Dukat tailings dam immediately south of the mill, reclaimed water from the tailings dam facility, and waste water from the sewage treatment plant.

Electrical power at Kubaka is generated at site with seven 3516 Caterpillar diesel generators, each producing 1500 kilowatts. Generally, four of the generators are utilized in the summer and five in the winter, providing power for the crusher and mill complex, office, and maintenance shop. Three G72M diesel generators, each producing 800 kilowatts, provide power for the man camp. Typically only one of these is utilized at any time, with two on standby.

     History

The Kubaka Deposit was discovered in 1979 during a geological survey conducted by the State Geological Exploratory Expedition. While conducting a group geological survey between 1983 and 1987, preliminary data on the parameters and morphology of the ore bodies and on the scales of mineralization was obtained. Between 1986 and 1992, the Central Ore Zone and Northern Ore Zones were explored in detail and confirmed the economic merit of developing the project.

In 1987, a small open pit was operated with the ore being processed at the Karamken and Omsukchan processing plants. In 1992, an 80,000 tonne per year pilot process plant was constructed at the site and utilized a gravity / flotation process.

In 1992, the comprehensive ore reserves of the Northern ore zones passed State approval of reserves and were transferred to the Evensk stock society for industrial development. Ore recovery began in 1993 with the ore processed at the Karamken Processing Plant.

In 1992, Ore Reserves for the Kubaka Deposit were calculated and passed State approval on July 19, 1993. In 1993, bidding was opened for commercial development rights to the mineral resources of the Kubaka and Evenskoye deposits. Omolon, a joint stock organization including five Russian partners and Cyprus Amax won the bid and was issued the mining license for the Kubaka deposit.

Construction of the mine and milling complex commenced in 1995 and was completed at a total capital cost of approximately $242 million. This amount includes certain financing costs, working capital and approximately $14 million in capitalized interest. Commercial production was achieved at Kubaka on June 1, 1997.

     Geological Setting and Mineralization

The Kubaka gold deposit is located in an area of highly weathered Paleozoic volcanic rocks resting on a Precambrian crystalline basement. The Kubaka ore deposit is an epithermal quartz-adularia vein system hosted by volcanic rocks and their sedimentary derivatives. Kubaka is older than, but otherwise very similar to, volcanic hosted epithermal gold deposits found in the North American Western Cordillera.

The ore body was formed in the Devonian time period. It is located in a caldera represented by a crest like depression about 2.5 kilometers in width and 4.2 kilometers in length. The strata are complex and consist of sedimentary tuffs from the mid to late Devonian in age. Tuffs and sandy tuff units are the main traps for the gold mineralization. These are a few meters to tens of meters thick. The gold bearing fluids utilized the ignimbrites for conduits and are 40 to 60 meters thick.

Commercial grade mineralization is found in three steeply dipping veins: North, Central, and Zokol. The Zokol is not economic due to technical and hydrological issues. The main Kubaka vein is steeply dipping and outcrops at the surface. The vein consists of massive to finely banded quartz. Gold and silver (electrum and other minerals) occurs in quartz. The gold to silver ratio is approximately one to one.

     Exploration

In 1999, the Company began an extensive drilling program looking for alternative mill feed for the Kubaka operations beyond the then known mine life. In 2000, these activities identified the Birkachan project located 28 kilometers north of the Kubaka processing plant, 35 kilometers by winter road. Additional exploration drilling continued during 2001. Current plans for 2002 are to continue the exploration activities at Birkachan, and convert the current exploration license to a mining license. The Company will focus its exploration activities to identify resources that can be quickly converted into reserves and provide mill feed for the Kubaka processing plant in 2003 or 2004.

     Drilling, Sample and Analysis and Security of Samples

The resource has been explored using reverse circulation and diamond core drilling, with the majority being diamond core drilling. The resource is drilled on 20-meter sections, and in areas of complex geology or high grade, is drilled on 10-meter sections. The majority of the diamond drill holes are drilled at right angles to the vein, typically dipping 70 to 75 degrees. All of the exploration and reverse circulation infill data is included in the geologic model.

Sample recovery for all the sampling methods is high. Very little water has been encountered in both the diamond drilling and reverse circulation drilling.

Samples are delivered to the assay department under direct control of the geology department. All information is checked and verified by the geological staff prior to entry into the geological database that is used to create the resource models.

The local geologists and the technical services departments of the Company have developed the geological models. The reconciliation of the Kubaka geology models with mining to date indicates a good geological representation of the deposit by the block model.

Drill and other exploration samples collected for use for geological modeling and resource estimation have been under the direct supervision of the geological department and delivered to the assay laboratory under secure conditions. Ten to fifteen percent of all samples are resubmitted to the site laboratory as check samples. This includes all exploration, infill, and production samples. Also, check samples are sent to labs in U.S.A, Canada and Irkutsk.

     Mineral Reserve and Resource Estimates

The following table sets forth the proven and probable reserves for the Kubaka mine as at December 31, 2001 and 2000. The Company's ownership interest of these reserves is 54.7%.

                               2001                                         2000
                -------------------------------------        -------------------------------------
                              AVERAGE          GOLD                        AVERAGE        GOLD
                 TONNES        GRADE          CONTENT         TONNES        GRADE        CONTENT
                -------       -------       ----------       --------      -------      ----------
                (000'S)        (GPT)        (000'S OZ)        (000'S)       (GPT)       (000'S OZ)
Proven           1,119           9.81           353           1,433          10.90         501
Probable           448          19.93           287             910          15.70         459
                 -----          -----           ---           -----          -----         ---
Total            1,567          12.70           640           2,343          12.70         960
                 =====          =====           ===           =====          =====         ===


The December 31, 2001 Kubaka reserves were calculated by the Company in accordance with definitions and guidelines adopted by the CIM. The reserves were calculated under the supervision of V. Miller P.E. and B. Falletta P.E., both Qualified Persons employed by the Company with at least five years experience. The reserves were calculated using a gold price of $300 per ounce and a cut-off grade of 3.20 grams per tonne. Proven and probable reserves decreased by 320,000 ounces in 2001, of which 437,000 ounces were consumed by production and economic and engineering parameter changes added 117,000 ounces. The Company estimates that mill recovery will be approximately 98%.

     Mining and Milling Operations

Kubaka is mined with conventional open pit mining methods. The reserves are mined from two open pits, the main pit and the west pit. The main pit will be mined out in August of 2002, while the west pit, 200 meters to the west, will be exhausted in the second quarter of 2002. Ore is removed from the Kubaka open pits by 50 tonne haul trucks and dumped in stockpile next to the mill.

After the open pits are exhausted, gold mineralization remains in the north high-wall and in the bottom of the main pit, along with a small developed underground mine, 600 meters to the north of the main pit. These are the North High Wall, Center Zone, and North Vein underground mining projects. Currently, final approval of mine plans is being sought for these projects. Starting in third quarter 2002, a portion of the exiting open pit mining crew, along with new employees, will be trained or re-certified in underground mining practices.

Mining of these underground reserves is scheduled to start in mid-third quarter 2002 and to continue through the end of second quarter 2003. They will be mined with conventional shrinkage and long-hole mining methods. The previous owners have completed some development in the North Vein and the North High Wall projects, while no development exists on the Center Zone. As the ore is brought to the surface, it will be rehandled with the open pit equipment and delivered to the crusher area for crushing and additional processing.

These three underground mining areas have ore mining widths ranging from one meters to six meters and contain grades in excess of 10 grams per tonne.

The processing facility at Kubaka is a standard CIP milling process. The mill processes ore on a 24 hour per day, 365 day per year schedule. The mill processed 2,436 tonnes per day during 2001. The stockpiled ore is loaded into and crushed in the jaw crusher and conveyed to a crushed ore stockpile. The crushed ore is reclaimed and ground in a semi-autogenous grinding mill followed by a ball mill. The ground ore is thickened, and then leached in a cyanidation circuit. The grind thickener overflow flows through a carbon column circuit to recover any gold leached in the grinding circuit. The cyanidation circuit has four stages of leaching, followed by a six stage CIP circuit. The loaded carbon from the carbon circuits is stripped of the gold and silver in a pressure stripping circuit. Gold and silver are then recovered in electrowinning cells and smelted to produce dore bullion.

The following table presents operating data for the Kubaka mine for years ended December 31 2001, 2000 and 1999.

                                           YEAR ENDED          YEAR ENDED          YEAR ENDED
                                          DECEMBER 31,        DECEMBER 31,        DECEMBER 31,
                                              2001                2000                1999
                                          ------------        ------------        ------------
Tonnes mined (000's of tonnes)               9,938.9             11,510.9            9,470.8
Ore processed (000's of tonnes)                889.3                856.8              797.7
Gold grade (gpt)                               15.28                16.28              18.74
Average gold recovery (%)                         98                   98                 98
Gold produced (oz.)                          237,162              244,641            254,625
Total cash costs ($/oz.)                         140                  139                143

Gold equivalent produced represents the proportionate share related to the Company's ownership interest (54.7% in 2001 and 2000, 53% in 1999).

The Company's share of gold equivalent production in 2001 was 237,162 ounces compared to 244,641 in 2000. In 2001, total cash costs were $140 per gold equivalent ounce compared to $139 in 2000. The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Cash production costs were on plan during 2001, unchanged from 2000. Mill throughput increased by 4%, which helped to compensate for the 6% decrease in the grade of the ore processed. Estimated gold equivalent production for the Company's ownership interest in 2002 is 230,000 ounces at total cash costs of approximately $130 per ounce.

The Company's share of capital expenditures at the Kubaka operations in 2001 was $0.4 million compared to $0.3 million during 2000. The majority of capital expenditures for 2001 were required to extend the gravel runway at the mine airstrip and to purchase one additional diamond drill for exploration activities at the nearby Birkachan exploration project. The Company's share of planned capital expenditures for 2002 are estimated to be $1.5 million.

  Environmental and Site Restoration Costs

In 2001, all activities at the Kubaka operations were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The Company estimates its share of site restoration costs at the Kubaka operations to be $3.2 million of which $3.1 million has been accrued as a long-term liability of the Company

                            [KUBAKA OPERATIONS MAP]


    E-Crete Project, Arizona

The Company indirectly owns a 85.9% interest in E-Crete, LLC, an Arizona limited liability company, which owns and operates a manufacturing facility for autoclaved aerated concrete ("AAC"). E-Crete's main office is located in Scottsdale, Arizona and its manufacturing facility is located in Casa Grande, Arizona, approximately 70 kilometers southeast of Phoenix Arizona.

AAC is a lightweight, high-strength, masonry building material produced from high-silica mine tailings, cement, lime, gypsum, water and aluminum powder. AAC was originally invented for wall and lintel construction, and has since found widespread acceptance among construction professionals for commercial, industrial, and residential load-bearing applications. AAC has excellent thermal insulation, acoustic absorption, and fire-resistant properties, which have created a demand for its use in non-load-bearing applications, such as sound barrier walls, firewalls, and fencing.

Construction of the AAC plant was completed at a total cost of approximately $9.0 million. This amount includes approximately $0.3 million in capitalized interest. The plant is a 50,000 square foot steel building which houses AAC manufacturing equipment designed to produce 350 cubic meters of AAC per day. The Company has guaranteed a land lease for 20 acres, on which the facility is built. The agreements expire in March 2023 and may be extended for four consecutive five-year periods. The Company has guaranteed project-financing debt of $3.9 million.

Activities in 2001 were primarily marketing, engineering and startup manufacturing. There were no significant sales during 2001. The plan for 2002 is to continue to pursue leads and demand for the product.

LEGAL PROCEEDINGS

The Company conducts business in Russia through its subsidiary, Omolon which is owned 45.3% by Russian shareholders. One of the Russian shareholders has asserted that the original issuance of shares was flawed due to a failure to follow certain registration procedures. As a result, the shareholder claims the share issuance was null and void. The shareholder is claiming approximately $43.0 million to cover its original investment plus compounded interest. The Company has been advised by its counsel that Omolon has good defences available to it and is confident that Omolon will successfully defend the lawsuit. However, the interpretation and application of the laws of the Russian Federation may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with certainty how they may be interpreted and applied in a particular case. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon including a possible order that none of the issued shares of Omolon are valid. Other Russian shareholders are threatening to assert similar claims.

The Company's 50% owned Chilean contractual mining company Company Minera Maricunga ("CMM") has entered into arbitration proceedings in Chile with the contractor that designed and built the Refugio mine. CMM contends that the contractor was negligent in both the design and the construction of the facility, and should be held responsible for the cost of repairs as well as lost profits. As part of the same proceedings, the contractor is seeking to recover costs that they allegedly incurred while building the mine and which, they claim, were outside their scope of work and responsibility. Although the outcome of the arbitration proceedings cannot be determined at the current time, management is of the opinion that the outcome will not materially affect the financial position, results of operations or cash flows of the Company.

In October 1996, an alleged shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a stockholder of the Company, entitled Harry Lewis v. Milton H. Ward, et al., C.A. No. 15255-NC, against Cyprus Amax, the directors of the Company and the Company as a nominal defendant. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with the Company's entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to the Company and damages in an unspecified amount. The Company believes that the complaint is without merit and intends to defend the matter vigorously.

In March 1994, the U.S. Forest Service notified the Company that it considers the Company to be a Potentially Responsible Party ("PRP") under CERCLA, jointly and severally liable with other PRP's for damages attributable to alleged releases of hazardous substances from the Siskon Mine, located in the Klamath National Forest in Siskiyou County, California. The Company conducted a limited exploration drilling program in the summer of 1991 on property at the Siskon mine site which the Company believes is not involved in the alleged releases. Based on facts currently known to management, the Company does not anticipate that this matter will have a material effect on the Company's financial condition or results of operations.

The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants Kinross Gold Corporation, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is brought on behalf of two potential classes, those that tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock recently completed by Kinross Gold U.S.A. and those that did not. Plaintiffs argue, among other things, that amounts historically advanced by Kinross to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption, impermissible amendment to the conversion rights of the preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred, breach of fiduciary duties by Kinross and Kinross U.S.A., violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, allege misrepresentations or omissions and common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. The complaint seeks damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred or, in the alternative, the issuance of 26.875 to 80.625 shares of Kinross common stock for each share of Kinam preferred. It also seeks triple damages under Nevada statutes. There has not been any discovery to date in the litigation and a class has not been certified in this action. The Company believes this claim is without merit and plans to vigorously defend the litigation.

The Company is also involved in legal proceedings and claims which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

               GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

AMPHIBOLITE

 - a gneiss or schist largely made up of amphibole and plagioclase minerals.

BALL MILL

 - a steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

BASALT

 - an extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

CARBON-IN-PULP

 - a method of recovering gold and silver from pregnant cyanide solutions by adsorbing the precious metals to granules of activated carbon, which are typically ground up coconut shells.

CATHODE

 - a rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wire-bars, billets, ingots, etc.

CHIP SAMPLE

 - a method of sampling of rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

CHUTE

 - an opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CORE

 - the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CUT-OFF GRADE

 - the lowest grade of mineral resources considered economic; used in the calculation of reserves in a given deposit.

CYANIDATION

 - a method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

DILUTION

 - the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

DORE

 - unrefined gold and silver bullion bars, which will be further, refined to almost pure metal.

ELECTROWINNING

 - recovery of a metal from an ore by means of electro-chemical processes.

FLOTATION

 - a milling process in which valuable mineral particles are induced to become attached to bubbles and float, and others sink.

FOLD

 - any bending or wrinkling of rock strata.

GOLD

 - a yellow malleable ductile high density metallic element resistant to chemical reaction, often occurring naturally in quartz veins and gravel, and precious as a monetary medium, in jewellery, etc. Symbol - Au.

GOLD EQUIVALENT PRODUCTION

 - gold equivalent production represents gold production plus silver production computed into gold ounces using a market price ratios.

GRADE

 - the amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.

     CUT-OFF GRADE - is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

     RECOVERED GRADE - is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

GYPSUM

 - a sedimentary rock consisting of hydrated calcium sulphate.

HEAP LEACHING

 - a process whereby gold is extracted by "heaping" broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

HECTARES

 - one hectare = 2.47 acres.

HEDGING

 - taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

HIGH-GRADE

 - rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

INTRUSIVE

 - rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

KILOMETER

 - one kilometer = 0.62 miles.

LODE

 - vein of metal ore.

MAFIC

 - igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

METAMORPHISM

 - the process by which the form or structure of rocks is changed by heat and pressure.

METER

 - one meter = 3.28 feet.

MILL

 - a plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVES

 - A MINERAL RESERVE is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

 - PROVEN MINERAL RESERVE: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

 - PROBABLE MINERAL RESERVE: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

MINERAL RESOURCES

 - a MINERAL RESOURCE is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

 - MEASURED MINERAL RESOURCES: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

 - INDICATED MINERAL RESOURCES: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MUCK SAMPLE

 - a representative piece of ore that is taken from a muck pile and then assayed to determine the grade of the pile.

OPEN PIT

 - a mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

PORPHYRY

 - an igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-granted groundmass.

PRECAMBRIAN SHIELD

 - The oldest, most stable regions of the Earth's crust, the largest of which is the Canadian Shield.

PYRITE

 - a yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold."

QUALIFIED PERSON

 - is an individual who:

 - (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

QUARTZ

 - common rock-forming mineral consisting of silicon and oxygen.

RECLAMATION

 - the restoration of a site after mining or exploration activity is completed.

RECOVERY

 - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

SAMPLE

 - a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

SCHIST

 - a foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

SEDIMENTARY ROCKS

 - secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

SHEAR ZONE

 - a zone in which shearing has occurred on a large scale.

STOCKPILE

 - Broken ore heaped on surface, pending treatment or shipment.

STOPES

 - an underground opening in a mine from which ore is extracted.

TAILINGS

 - the material that remains after all metals considered economic have been removed from ore during milling.

TUFF

 - Rock composed of fine volcanic ash.

VEIN

 - a fissure, fault or crack in a rock filled by minerals that have traveled upwards fromsome deep source.

ZONE

 - An area of distinct mineralization.

                             METRIC CONVERSION TABLE


TO CONVERT                     TO IMPERIAL MEASUREMENT UNITS        MULTIPLY BY
----------                     -----------------------------        -----------
Tonnes                         Short tons                             1.10231

Tonnes                         Long tons                              0.98422

Tonnes                         Pounds                                 2204.62

Tonnes                         Ounces (troy)                          32,150

Kilograms                      Ounces (troy)                          32.150

Grams                          Ounces (troy)                          0.03215

Grams/tonne                    Ounces (troy)/short ton                0.02917

Hectares                       Acres                                  2.47105

Kilometres                     Miles                                  0.62137

Metres                         Feet                                   3.28084

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Reference is made to page 79 of the 2001 Annual Report to shareholders, which page is incorporated herein by reference.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS AND CONSOLIDATED
FINANCIAL STATEMENTS

Reference is made to the Amended Management's Discussion and Analysis of Financial Results of Operations for the year ended December 31, 2001, which is incorporated herein by reference. Reference is made to the Restated Consolidated Financial Statements for the year ended December 31, 2001, which are incorporated herein by reference.

ITEM 7: MARKET FOR SECURITIES

The only issued shares of the Company are common shares and the redeemable retractable preferred shares of the Company ("Kinross Preferred Shares"). The common shares are listed and posted for trading on the TSE and the Amex. In addition, the Company has issued convertible debentures that are listed and posted for trading on the TSE.

No dividends on the common shares have been paid by the Company to date. For the foreseeable future, it is anticipated that the Company will use earnings, if any, to finance its growth and that dividends will not be paid to shareholders, other than dividends payable to the holder of the Kinross Preferred Shares in accordance with its terms. The Company does not anticipate paying dividends on the Kinam Preferred Shares before completion of the merger, which will allow the Company to acquire the remaining 12.2% held by non-affiliated shareholders at the Tender Offer price of $16.00 per share.

ITEM 8: DIRECTORS AND OFFICERS

        Directors of the Company

Reference is made to "Election of Directors" on pages 2 through 3 of the 2001 Management Information Circular of the Company dated March 22, 2002 for information regarding the current directors of the Company, the Committees of the Board and ownership of shares of the Company, which information is incorporated herein by reference.

        Executive Officers of the Company

The following table sets forth the names of each of the officers of the Company and all offices of the Company now held by each of them.

NAME                               OFFICE HELD
----                               -----------
ROBERT M. BUCHAN.................  Chairman and Chief Executive Officer
SCOTT A. CALDWELL................  President and Chief Operating Officer
JERRY W. DANNI...................  Vice President, Environmental Affairs
ARTHUR H. DITTO..................  Vice Chairman
CHRISTOPHER T. HILL..............  Vice-President and Treasurer
JOHN W. IVANY....................  Executive Vice-President
GORDON A. MCCREARY...............  Vice-President, Investor Relations and Corporate Development
BRIAN W. PENNY...................  Chief Financial Officer and Vice-President Finance
SHELLEY M. RILEY.................  Corporate Secretary
ALLAN D. SCHOENING...............  Vice-President, Human Resources and Community Relations
RONALD W. STEWART................  Vice-President, Exploration


Robert M. Buchan has been the Chairman and Chief Executive Officer of Kinross since May 1993.

Scott A. Caldwell has been President and Chief Operating Officer since April 2002 and prior to that Mr. Caldwell was the Senior Vice-President of Surface Operations from June 1998 to April 2002. Prior to joining Kinross, Mr. Caldwell was Vice-President of Operations, Echo Bay Mines from 1996 to 1998 and Vice-President of Operations of Compania Minera Dona Ines de Collahuasi from 1995 to 1996.

Jerry W. Danni has been Vice President, Environmental Affairs of Kinross since July 2000. Prior to joining Kinross, Mr. Danni was Vice President of Environmental Affairs for Cyprus Climax Metals Company from 1994 to 1999.

Arthur H. Ditto has been the Vice Chairman of Kinross since April 2002 and prior to that Mr. Ditto was the Chief Operating Officer of Kinross from May 1993 to April 2002 and the President from November 1996 to April 2002.

Christopher T. Hill has been Vice-President, Treasurer since May 1998. Prior to that he was Treasury Manager, Barrick Gold Corporation from September 1994 to May 1998.

John W. Ivany has been Executive Vice-President of Kinross since July 1995.

Gordon A. McCreary has been Vice-President, Investor Relations and Corporate Development of Kinross since May 1993.

Brian W. Penny has been the Vice-President, Finance and Chief Financial Officer since May 1993.

Shelley M. Riley has been the Corporate Secretary of Kinross since June 1993.

Allan D. Schoening has been Vice-President, Human Resources and Community Relations for Kinross since July 1998. Prior to this he was Director, Human Resources for Barrick Gold Corporation from May 1995 to June 1998.

Ronald W. Stewart has been the Vice-President, Exploration of Kinross since March 2002. Prior to that date he was Director of Investor Relations for Placer from January 2000 to March 2002, Manager Mine Exploration for Placer from February 1998 to January 2000 and Country Exploration Manager, Indonesia for Placer from March 1996 to February 1998.

The number of common shares of the Company which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of the Company as a group as at April 19, 2002, was 1,508,719 representing 0.42% of the outstanding common shares of the Company.

Other than the following, none of the directors or officers: (i) has been subject to corporate cease trade order or similar order in the past ten years
(ii) became bankrupt or was the director or officer of a company that became bankrupt in the last ten years (iii) has been subject to penalties or sanctions imposed by a court relating to Canadian securities legislation.

John Ivany, the Executive Vice President of the Company, was the subject of enforcement proceedings by the Alberta Securities Commission In Re Cartaway Resources Corp. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any "junior issuer" for a period of five years and ordered to pay costs in the amount of CDN$20,000. The Company is not a junior issuer under the applicable Alberta Securities Commission provisions.

ITEM 9: ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Secretary of the
Company: when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

   o one copy of this AIF, together with one copy of any document, incorporated by reference in this AIF;

   o one copy of the restated consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim consolidated financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

   o one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

   o one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

   o    at any other time, one copy of any other documents referred to in
        (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors and additional financial information is provided in the Company's restated consolidated financial statements for its most recently completed financial year.

                            KINROSS GOLD CORPORATION

AMENDED MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

All results are expressed in United States dollars unless otherwise stated.

THE COMPANY

Kinross Gold Corporation (the "Company") is engaged in the mining and processing of gold and silver ore and the exploration for and acquisition of gold-bearing properties, principally in the Americas, Russia, Australia and Africa. The Company's products are gold and silver produced in the form of dore that is shipped to refineries for final processing.

OVERVIEW

The Company's share of attributable production was 944,803 gold equivalent ounces in 2001, a nominal increase when compared to 2000 production of 943,798 ounces and a decrease of 7% when compared to 1999 production of 1,012,408 ounces. Average total cash costs per gold equivalent ounce decreased by 4%, to $193 in 2001, compared to $202 in 2000 and $196 in 1999. Cash flow provided from operating activities in 2001 was $74.5 million, compared to $47.8 million in 2000 and $69.5 million in 1999. Cash flow provided from operating activities increased in 2001 due to lower production costs, lower exploration spending, and an increase in the proceeds on restructuring of the gold forward sales contracts when compared to 2000. In 2001, $16.1 million of write-downs of property plant and equipment of which the largest component was an $11.8 million write-down of the Blanket mine due to the continued uncertainty in Zimbabwe, resulted in a $36.9 million, or $0.14 per share net loss for the year. As a result of the continuing uncertainty in Zimbabwe and the difficulty with which the Company had in exercising control over its subsidiary, the Company discontinued the consolidation of the Zimbabwean subsidiary, effective December 31, 2001. The 2001 loss compares to a $126.1 million, or $0.45 per share loss in 2000 and a $240.7 million, or $0.83 per share net loss in 1999. The losses in 2000 and 1999, included write-downs of $85.2 million and 189.5 million, respectively.

RESTATEMENT TO U.S. GAAP RECONCILIATION INFORMATION

In preparing the U.S. GAAP reconciliation information for the years ended December 31, 2001, 2000 and 1999, the Company incorrectly relied on an interpretation of an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F. Pursuant to this accommodation, the Company did not reconcile its investment in Omolon Gold Mining Company ("Omolon"), which is accounted for under the proportionate consolidation method pursuant to Canadian GAAP, to the equity method under U.S. GAAP.

The restatement follows the review by the SEC of the preliminary proxy statement of Echo Bay Mines Ltd. ("Echo Bay"), in connection with the proposed business combination among Echo Bay, TVX Gold Inc. and the Company. The Company has concluded that the criteria outlined in the accommodation do not apply to the Company's investment in Omolon and its previous reliance on the accommodation was incorrect. Therefore, since the Company's investment in Omolon has been accounted for under the equity method for U.S. GAAP purposes, the U.S. GAAP reconciliation information now sets out the effect of using the equity method versus proportionate consolidation.

The effect of the restatement for U.S. GAAP purposes was as follows:

There was a decrease in total assets and total liabilities of $14.2 million and $50.1 million, as at December 31, 2001 and 2000, respectively; total revenues decreased by $65.3 million, $66.3 million and $68.6 million for the years ended December 31, 2001, 2000 and 1999, respectively; and total expenses decreased by $60.8 million, $66.4 million and $69.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The effect of the restatement on the statement of cash flows for U.S. GAAP purposes were as follows: Cash flows from operating activities decreased by $27.5 million, $23.4 million and $24.7 million for the years ended December 31, 2001, 2000 and 1999, respectively; Cash flows from investing activities increased by $4.7 million, $1.6 million and $2.2 million for the years ended December 31, 2001, 2000 and 1999, respectively; and cash flows from financing activities increased by $34.6 million, $19.4 million and $20.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The impact of the reclassification on specific line items on the balance sheet, statement of operations and statement of cash flows has been provided in more detail in Note 20 to the 2001 restated financial statements.

Notwithstanding the change in individual asset, liability, income and expense amounts, there was no effect on the previously reported U.S. GAAP amounts for net loss, loss per share information and common shareholders equity for each of the years presented.

The restatement did not affect the Canadian GAAP reported amounts.

BUSINESS ACQUISITIONS

The Company acquired the balance of the Goose / George Lake exploration property in Nunavut by issuing from treasury 4,000,000 common shares valued at $3.8 million. In addition to this acquisition, the Company focused on completing the permitting of the True North property, one of the satellite deposits near the Fort Knox processing plant. The permitting process was completed in January 2001 and the Company completed the pre-production capital expenditures during 2001. Commercial production for this additional deposit was achieved early in the second quarter of 2001.

REVENUES

GOLD AND SILVER SALES

The Company's primary source of revenue is from the sale of its gold production. The Company sold 907,149 ounces of gold in 2001, compared to 897,428 ounces in 2000 and 1,006,453 ounces in 1999. Revenue from gold and silver sales was $270.1 million in 2001 compared to $271.0 million in 2000 and $304.0 million in 1999. Revenue from gold and silver sales in 2001 was similar to the 2000 results. In 2001, the Company realized $296 per ounce of gold, compared to $298 in 2000 and $300 in 1999. The average spot price for gold was $271 per ounce in 2001 compared to $279 in 2000 and $279 in 1999.

                                                                2001            2000           1999
                                                            -----------      ----------     -----------
Attributable gold equivalent production - ounces ......         944,803         943,798       1,012,408
Attributable gold production - ounces .................         937,852         932,423       1,006,453
Gold sales - ounces (excluding equity accounted ounces)         907,149         897,428       1,006,453
Gold sales revenue (millions) .........................      $    251.1      $    254.3      $    295.4
Gold deferred revenue realized (millions) .............            17.7            13.5             6.9
                                                             ----------      ----------      ----------
Total gold revenue realised (millions) ................      $    268.8      $    267.8      $    302.3
                                                             ==========      ==========      ==========
Average sales price per ounce of gold .................      $      277      $      283      $      294
Deferred revenue realized per ounce of gold ...........              20              15               7
                                                             ----------      ----------      ----------
Average realized price per ounce of gold sold .........      $      296      $      298      $      300
                                                             ==========      ==========      ==========
Average spot gold price per ounce .....................      $      271      $      279      $      279
Silver sales revenue (millions) .......................      $      1.3      $      3.2      $      1.7



Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the three comparative years. The resulting ratios are 62.00:1 in 2001, 56.33:1 in 2000, and 53.40:1 in 1999.

The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period.

The calculation of average realized price per ounce of gold sold might not be comparable to similarly titled measures of other companies.

Average realized price per ounce of gold sold is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

INTEREST AND OTHER INCOME

The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during 2001 totaled $9.3 million compared to $14.2 million in 2000 and $15.5 million in 1999. Interest and other income in 2001 was comprised of interest on cash deposits of $4.9 million, joint venture management fees of $2.2 million, insurance settlements of $1.3 million and $0.9 million of other items. This compares to 2000 interest on cash deposits of $9.1 million, joint venture management fees of $2.6 million and insurance settlements of $2.5 million. And to 1999 interest on cash deposits of $10.6 million, joint venture management fees of $2.9 million, insurance settlements of $2.0 million. Interest income decreased in 2001 due to substantially lower interest rates, while insurance settlements decreased since the majority of the historic Refugio claims were settled in 2000.

MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS

The Company retroactively adopted the change in Canadian Institute of Chartered Accountants recommendations for the accounting for written call options in 2000. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a mark to market gain of $3.5 million in 2001. This compared to a gain of $4.1 million in 2000 and a loss of $2.5 million during 1999. For details on the written call options outstanding at December 31, 2001, see Note 8 to the Consolidated Financial Statements.

COSTS AND EXPENSES

OPERATING COSTS

Gold equivalent production in 2001, (excluding equity accounted ounces) increased by 1% when compared to 2000 production, while operating costs decreased by 5%. Consolidated operating costs were $180.7 million in 2001 compared to $189.6 million in 2000 and $209.4 million in 1999. Total cash costs per ounce of gold equivalent were $193 in 2001 compared to $202 in 2000 and $196 in 1999. Total cash costs per ounce of gold equivalent improved dramatically at the Hoyle Pond mine and the Refugio mine, while the Blanket mine in Zimbabwe experienced higher unit costs due to hyperinflation primarily as a result of certain monetary policies adopted by the government of this African country.


CONSOLIDATED PRODUCTION COSTS PER

EQUIVALENT OUNCE OF ATTRIBUTABLE GOLD PRODUCTION


FOR THE YEAR ENDED DECEMBER 31,                    2001         2000         1999
                                                 -------      -------      -------
Cash operating costs                             $   186      $   193      $   186
Royalties                                              7            9           10
                                                 -------      -------      -------
Total cash costs                                     193          202          196
                                                 -------      -------      -------

Reclamation                                            2            3            3
Depreciation, depletion and amortization              94           99          110
                                                 -------      -------      -------
Total production costs                           $   289      $   304      $   309
                                                 =======      =======      =======

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the Gold Institute guidelines.

RECONCILIATION OF TOTAL CASH COSTS PER

EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS

(millions except production in ounces and per ounce amounts)

                                                                         YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------------
                                                                   2001           2000            1999
                                                                 --------       --------       ----------
Operating costs per financial statements                         $  180.7       $  189.6       $    209.4
Operating costs for attributable (equity accounted) production        7.4            9.4               --
Site restoration cost accruals                                       (1.9)          (2.7)            (3.1)
Change in bullion inventory                                           1.5             --               --
Operating costs not related to gold production                       (5.2)          (5.4)            (7.4)
                                                                 --------       --------       ----------
Operating costs for per ounce calculation purposes               $  182.5       $  190.9       $    198.9
                                                                 --------       --------       ----------
Gold equivalent production - ounces                               944,803        943,798        1,012,408
Total cash costs per equivalent ounce of gold                    $    193       $    202       $      196

The above non-GAAP measure of total cash costs per ounce has been calculated on a consistent basis in each period.

For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.

Total cash costs per ounce are calculated in accordance with "The Gold Institute Production Cost Standard". Total cash costs per ounce may not be comparable to similarly titled measures of other companies.

Total cash costs per ounce information is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

Total cash costs per ounce of gold equivalent decreased by 4% during 2001. Details of the individual mine performance are discussed in the following sections.

PRODUCTION DATA

ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION - OUNCES

FOR THE YEAR ENDED DECEMBER 31,                2001           2000            1999
                                            --------        --------        --------
    PRIMARY OPERATIONS:
      FortKnox                               411,221         362,959         351,120
      HoylePond                              156,581         140,441         136,709
      Kubaka                                 237,162         244,641         254,625
      Refugio                                 67,211          85,184          90,008
      Blanket                                 39,592          34,571          37,755
                                            --------        --------        --------
                                             911,767         867,796         870,217
                                            --------        --------        --------

    OTHER OPERATIONS:
      Denton-Rawhide                          17,713          29,361          62,792
      Andacolo                                11,718          21,030              --
      Hayden Hill                              1,887           9,582          17,020
      Guanaco                                  1,718          16,029          23,690
      Macassa                                     --              --          38,689
                                            --------        --------        --------
                                              33,036          76,002         142,191
                                            --------        --------        --------
Total gold equivalent ounces                 944,803         943,798       1,012,408
                                            ========        ========       =========

TOTAL CASH COSTS PER OUNCE OF ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION

FOR THE YEAR ENDED DECEMBER 31,

(Dollars per equivalent ounce of gold)       2001            2000           1999
                                             ----            ----           ----
PRIMARY OPERATIONS:
  Fort Knox                                  $207            $203           $194
  Hoyle Pond                                  182             209            210
  Kubaka                                      140             139            143
  Refugio                                     242             300            277
  Blanket                                     279             236            173
                                             ----            ----           ----
                                              191             197            189
                                             ----            ----           ----
OTHER OPERATIONS:
  Denton-Rawhide                              248             243            243
  Andacollo                                   259             289             --
  Hayden Hill                                 277             240            194
  Guanaco                                     436             278            198
  Macassa                                                      --            283
                                             ----            ----           ----
                                              263             263            241
                                             ----            ----           ----
                                             $193            $202           $196
                                             ====            ====           ====


The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

PRIMARY OPERATIONS

FORT KNOX MINE

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska in 1998. Gold equivalent production in 2001 was 411,221 ounces compared to 362,959 in 2000 and 351,120 in 1999. In 2001, total cash costs were $207 per ounce of gold equivalent compared to $203 in 2000 and $194 in 1999. The Fort Knox mine 2001-business plan called for 450,000 ounces of gold equivalent production at total cash costs of $196 per ounce of gold equivalent. The plan was predicated on production from the Fort Knox open pit and supplemental feed from the recently acquired True North deposit early in 2001.

RECONCILIATION OF THE FORT KNOX TOTAL CASH COSTS PER

EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS

(millions except production in ounces and per ounce amounts)

                                                                  YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              2001         2000         1999
                                                           ---------     --------     --------
Operating costs per financial statements                    $   82.9     $   74.9     $   69.1
Site restoration cost accruals                                  (1.2)        (1.3)        (1.1)

Change in bullion inventory                                      3.3            -            -
                                                            --------     --------     --------
Operating costs for per ounce calculation purposes          $   85.0     $   73.6     $   68.0
                                                            --------     --------     --------
Gold equivalent production - ounces                          411,221      362,959      351,120
Total cash costs per equivalent ounce of gold               $    207     $    203     $    194


The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

For 2001, cash production costs were $2.8 million lower than planned. Unfortunately, the reduced spending did not compensate for the delays in achieving commercial production at the True North open pit, due to a prolonged permitting process, unacceptable performance of the haulage contractor during the third quarter of 2001 and lower than anticipated ore grade in the upper benches at the True North open pit during the third quarter of 2001. The fourth quarter of 2001 results were on plan as the Company acquired the haulage fleet and is managing the ore haulage operations from the True North open pit to the Fort Knox mill. In addition, the grade of the ore mined during the fourth quarter of 2001 at True North open pit was as planned. Estimated gold equivalent production for 2002 is 440,000 ounces at total cash costs of approximately $210 per ounce.

Capital expenditures at the Fort Knox operations in 2001 were $20.2 million compared to $17.6 million during 2000 and $9.5 million during 1999. The majority of capital expenditures for 2001 were required to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. Planned capital expenditures for 2002 are estimated to be $16.0 million.

HOYLE POND MINE

The Company acquired the Hoyle Pond underground mine, located in Timmins, Ontario, in 1993. Gold equivalent production in 2001 was 156,581 ounces compared to 140,441 in 2000 and 136,709 in 1999. In 2001, total cash costs were $182 per ounce of gold equivalent compared to $209 in 2000 and $210 in 1999. Cash production costs were on plan during 2001, 14% lower than in 2000. This reduced spending combined with higher gold equivalent production due to a 10% increase in the grade of ore processed, resulted in lower per ounce total cash costs. Estimated gold equivalent production for 2002 is 145,000 ounces at total cash costs of approximately $193 per ounce.

The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

Capital expenditures at the Hoyle Pond operations in 2001 were $7.9 million compared to $13.8 million during 2000 and $18.6 million during 1999. The majority of capital expenditures for 2001 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements. Planned capital expenditures for 2002 are estimated to be $8.6 million.

KUBAKA MINE

The Company acquired its 54.7% ownership interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia in three transactions during 1998 and 1999. The Company's share of gold equivalent production in 2001 was 237,162 ounces compared to 244,641 in 2000 and 254,625 in 1999. In 2001, total cash costs were $140 per gold equivalent ounce compared to $139 in 2000 and $143 in 1999. The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Cash production costs were on plan during 2001, unchanged from 2000. Mill throughput increased by 4%, which helped to compensate for the 6% decrease in the grade of the ore processed. Estimated gold equivalent production for the Company's ownership interest in 2002 is 230,000 ounces at total cash costs of approximately $130 per ounce.


RECONCILIATION OF THE KUBAKA TOTAL CASH COSTS PER

EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS

(millions except production in ounces and per ounce amounts)

                                                                        YEARS ENDED DECEMBER 31,
                                                                  -----------------------------------
                                                                     2001         2000         1999
                                                                  ---------     --------     --------
Operating costs per financial statements                          $    34.1     $   33.7     $   36.4
Site restoration cost accruals                                         (0.4)        (0.8)        (0.8)
Change in bullion inventory                                            (1.6)          --           --
Management fees                                                         2.5          1.1           --
Operating costs not related to gold production                         (1.5)          --          0.8
                                                                  ---------     --------     --------
Operating costs for per ounce calculation purposes                $    33.1     $   34.0     $   36.4
                                                                  ---------     --------     --------
Gold equivalent production - ounces                                 237,162      244,641      254,625

Total cash costs per equivalent ounce of gold                     $     140     $    139     $    143


The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

The Company's share of capital expenditures at the Kubaka operations in 2001 were $0.4 million compared to $0.3 million during 2000 and $0.9 million during 1999. The majority of capital expenditures for 2001 were required to extend the gravel runway at the mine airstrip and to purchase one additional diamond drill for exploration activities at the nearby Birkachan exploration project. The Company's share of planned capital expenditures for 2002 are estimated to be $1.5 million.

In 1999, the Company began an extensive drilling program looking for alternative mill feed for the Kubaka operations beyond the then known mine life. In 2000, these activities identified the Birkachan project located 28 kilometers north of the Kubaka processing plant. Additional exploration drilling continued during 2001. Current plans for 2002 are to continue the exploration activities at Birkachan, and commence the process of converting the current exploration license to a mining license. The Company will focus its exploration activities to identify resources that can be quickly converted into reserves and provide mill tonnage for the Kubaka processing plant in 2003 or 2004.

REFUGIO MINE

The Company acquired a 50% interest in the Refugio open pit mine, located in Chile in 1998. The Company's share of gold equivalent production in 2001 was 67,211 ounces compared to 85,184 in 2000 and 90,008 in 1999. In 2001, total cash costs were $242 per ounce of gold equivalent compared to $300 in 2000 and $277 in 1999. In late 2000, in light of the continued weakness in spot gold prices a decision was made to suspend mining activities and place the operations on care and maintenance in June of 2001. The open pit mining activities were suspended on June 1, 2001 as the last mined ore was placed on the leach pad and the Refugio operations commenced residual leaching of the two leach pads. All of the leased mining equipment was disposed of in 2001, eliminating any further financial obligations under the leases. Heap leaching operations continue and the balance of the Chilean summer will be spent reviewing the water balance and the estimated gold inventory on the leach pad to determine the best time to suspend residual leaching. The Company estimates its share of residual production of approximately 9,000 gold equivalent ounces during the first half of 2002. After that, the Refugio mine will remain on care and maintenance until spot gold prices improve substantially.

RECONCILIATION OF THE REFUGIO TOTAL CASH COSTS PER

EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS

(millions except production in ounces and per ounce amounts)

                                                                        YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------
                                                                     2001         2000         1999
                                                                   --------     --------     --------
Operating costs per financial statements                           $   17.4     $   26.4     $   27.9
Site restoration cost accruals                                            -         (0.4)        (0.4)
Change in bullion inventory                                            (0.9)           -            -
Management fees                                                         0.2          0.4          0.2
Operating costs not related to gold production                         (0.3)        (0.8)        (2.8)
                                                                   --------     --------     --------
Operating costs for per ounce calculation purposes                 $   16.3     $   25.6     $   24.9
                                                                   --------     --------     --------
Gold equivalent production - ounces                                  67,211       85,184       90,008
Total cash costs per equivalent ounce of gold                      $    242     $   300      $   277


The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

BLANKET MINE

The Blanket mine, located in Zimbabwe, was acquired in 1993. Gold equivalent production in 2001 was 39,592 ounces compared to 34,571 ounces in 2000 and 37,755 ounces in 1999. Total cash costs were $279 per ounce of gold equivalent in 2001, compared to $236 in 2000 and $173 in 1999. Gold equivalent production increased in 2001 as milling of historic tailings that were purchased, subject to a tonnage royalty, from a nearby producer commenced. Inflationary pressures within Zimbabwe reached extreme levels due to certain monetary policies adopted by the government making the sourcing of foreign materials and supplies increasingly more difficult. This has also been compounded by increases in violence and civil unrest throughout the fourth quarter, a trend that is expected to increase as the March elections draw closer. With only 20% of gold sales payable in U.S. dollars and in excess of 30% of consumables imported and denominated in currencies other than the Zimbabwe dollar, the future ability of this operation to service debt obligations to the Company remains questionable. Future dividend payments under the current tight monetary policies also appear unlikely. Throughout this challenging time the mine continues to operate, and estimates 2002 production of 39,000 gold equivalent ounces at total cash costs similar to those incurred in 2001.

The Company believes that conditions will improve in Zimbabwe, but, in light of the current economic and political environment, the Company has discontinued the consolidation of its investment in Zimbabwe and has fully written it down. This write-down during the fourth quarter of 2001 totaled $11.8 million.

The Company will account for this investment in future periods under the cost basis (written down value) and revenue will be recorded only upon receipt of dividends or other cash payments and will be classified as other income.

RECONCILIATION OF THE BLANKET TOTAL CASH COSTS PER

EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS

(millions except production in ounces and per ounce amounts)

                                                                        YEARS ENDED DECEMBER 31,
                                                                  -----------------------------------
                                                                     2001         2000         1999
                                                                  ---------     --------     --------
Operating costs per financial statements                          $    11.2     $    8.4     $    6.5
Site restoration cost accruals                                         (0.1)        (0.1)           -
Change in bullion inventory                                               -            -            -
Operating costs not related to gold production                            -            -            -
                                                                  ---------     --------     --------
Operating costs for per ounce calculation purposes                $    11.1     $    8.2     $    6.5
                                                                  ---------     --------     --------
Gold equivalent production - ounces                                  39,592       34,571       37,755
Total cash costs per equivalent ounce of gold                     $     279     $   236      $    173


The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

OTHER OPERATIONS

In addition to its primary operating mines, the Company has other locations in various stages of residual production or closure. Only two of these operations had gold equivalent production during 2001. Gold equivalent production from the Hayden Hill and Guanaco mines in 2001 was 3,605 ounces with total cash costs in excess of $300 per ounce. Both of these operations will have no further commercial production and efforts are now focused on mine closure and reclamation.

In late 1999, the Company entered into a joint venture, whereby it would contribute cash while the venture partner would contribute technology and the required patents to construct an Autoclaved Aerated Concrete ("AAC") plant near Phoenix, Arizona. Construction of the plant was completed 2001. AAC is a lightweight, high strength building block manufactured from silica mine tailings. Activities in 2001 were primarily marketing and engineering related, plant construction and startup manufacturing of AAC. The plan for 2002 is to continue to establish demand for the product with the expectation of earnings and positive cash flow from this venture in 2003.

The Company has expensed start-up activities, including pre-production losses and organizational costs of this venture as incurred.

SITE RESTORATION COSTS

Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its closure obligations at $72.9 million based on information currently available including preliminary closure plans and applicable regulations. As at December 31, 2001, the Company has accrued $55.6 million of this liability. The Company will continue to accrue this liability on a unit-of-production basis over the remaining reserves. In addition, the Company plans reclamation spending of approximately $12.6 million in 2002 as part of its aggressive plan to get as many projects as possible to post closure monitoring by the end of 2004.

ADMINISTRATION

Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration costs include the costs incurred at two offices. These offices are the corporate office in Toronto and the United States office in Salt Lake City. Administration expenses totaled $10.1 million in 2001, compared to $10.4 million in 2000, and $11.2 million in 1999. The 2001 administration expenditures were similar to 2000 and lower than 1999 since the 1999 expenditures included costs associated with the secondary offering. Administration expenses in 2002 are expected to remain near 2001 levels.

EXPLORATION AND BUSINESS DEVELOPMENT

In 2001, total exploration and business development expenditures were $11.4 million of which $7.9 million was expensed. In 2000, total exploration and business development expenditures were $18.2 million of which $11.4 million was expensed and in 1999 total exploration and business development expenditures were $15.5 million of which $11.1 million was expensed. Capitalized exploration was incurred primarily on the Hoyle Pond property and Fort Knox properties, while expensed exploration activities focused on the George / Goose Lake project in Nunavut and the area surrounding the Kubaka mine in Russia. Exploration and business development expenditures are expected to be $11.0 million in 2002 of which $7.9 million is expected to be expensed.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $85.8 million in 2001 compared to $93.2 million in 2000 and $110.9 million in 1999. Depreciation, depletion and amortization have decreased per equivalent ounce of gold to $94 in 2001, from $99 in 2000 and $110 in 1999. The 2001 decrease per equivalent ounce of gold compared to 2000 was primarily due to increased year-end 2000 proven and probable reserves at the Kubaka mine. Depreciation, depletion and amortization on a per ounce basis are expected to remain at current levels in 2002.

INTEREST EXPENSE

Interest expense totaled $9.1 million in 2001, compared to $14.3 million in 2000, and $15.8 million in 1999. Interest expense in 2001 is comprised of $2.0 million relating to the Company's proportionate share of interest on the Kubaka project and subordinated loans. In addition, in 2001, the Company incurred $2.8 million of interest on the Alaskan industrial revenue bonds, $2.8 million of interest on the debt component of the convertible debentures and the balance of interest on capital leases. Interest expense decreased in 2001 due to lower debt balances outstanding and lower interest rates. For further information on the Company's debt position, see Note 9 to the Consolidated Financial Statements.

SHARE OF LOSS OF INVESTEE COMPANIES

Share of loss of investee companies totaled $2.2 million in 2001, compared to $8.1 million in 2000, and $0.3 million in 1999. The Company equity accounts investments where it owns more than 20% and exercises control. During 2001, the Company's share of the losses of the investee companies was $2.2 million, substantially less than recorded amounts in 2000. The 2000 results included 34% of Dayton Mining Corporation's write-down of the Anadacolla mine.

WRITE-DOWN OF PROPERTY PLANT AND EQUIPMENT

Impairment analysis for the operating assets consisted of comparing the estimated undiscounted future net cash flows on an area of interest basis with its carrying value, and when the future net cash flows are less, a non-cash write-down is recorded. Over the past three years gold has averaged $276 per ounce and closed the year at $277 per ounce. Subsequent to the end of 2001, gold has traded above $300 per ounce. In addition to current and historical spot gold prices, the Company reviewed analysts' reports and participated in external surveys. As a result of this trend, and external survey expectations for spot gold prices, the Company used an assumption of $300 per ounce for gold for both reserve determination and impairment analysis in 2001, 2000 and 1999. In 1998 the Company used an assumed gold price of $325 per ounce.

Non-cash property, plant and equipment write-downs totaled $16.1 million in 2001 compared to $72.1 million in 2000 and $184.9 million in 1999. The 2001 write-down was comprised of $11.8 million relating to the Blanket mine due to the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest. The balance of the write-down was on other non-core closure properties. The 2000 write-down was comprised of $36.1 million relating to the Refugio mine due to the decision to suspend operations and place the operations on care and maintenance, and the balance on other non-core development and closure properties. The 1999 write-down was comprised of $108.8 million relating to the Fort Knox mine, $10.7 million on the Kubaka mine, $11.2 million on the Refugio mine and the balance on other non-core development and closure properties.

The details of the asset write-downs are presented in Note 15 to the Consolidated Financial Statements.

WRITE-DOWN OF OTHER INVESTMENTS

The Company has various investments in resource-related companies at December 31, 2001, totaling $14.0 million. There were no non-cash write-downs of long-term investments during 2001, compared to $13.1 million in 2000 and $4.6 million in 1999. In light of the then current market conditions of resource-related equities and the poor performance of its equity accounted investments, the Company determined in 2000 that a permanent impairment in value has occurred and wrote these investments down to their estimated quoted market value.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Zimbabwe and Chile. However, the Company has substantial operating losses and other tax deductions to shelter future taxable income. The 2001 liability arises from income taxes in Russia and federal large corporations tax in Canada. For a detailed income tax reconciliation, see Note 16 to the Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL RESOURCES

OPERATING ACTIVITIES

Cash flow provided from operating activities was $74.5 million compared to $47.8 million in 2000 and $69.5 million in 1999. Cash flow provided from operating activities in 2002 is expected to be approximately $53.0 million using a spot gold price assumption of $300 per ounce. The 2001 cash flow from operating activities was positively affected by lower production costs, interest expense and exploration spending. In addition, $21.6 million of cash flow was generated upon the restructuring of certain spot deferred forward sales contracts. The 2001 cash flow from operating activities was used to finance capital expenditures and service existing debt. There were no dividends paid on the convertible preferred shares of subsidiary company in 2001.

FINANCING ACTIVITIES

During 2001, the Company issued 24.2 million common shares valued at $23.2 million to acquire 945,400 convertible preferred shares of subsidiary company. At the time of the transaction the convertible preferred shares of the subsidiary company had a book value of $48.9 million. The $25.7 million difference in value associated with this transaction was applied against the carrying values of certain property, plant and equipment. In addition, in 2001, the Company issued 4.3 million common shares for cash consideration of $4.6 million pursuant to a private placement, issued 4.0 million common shares valued at $3.8 million to acquire mining properties, and issued 1.3 million common shares valued at $0.9 million pursuant to the employee share incentive plan. During 2000, the Company issued 2.0 million common shares for cash consideration of $1.4 million pursuant to a private placement, issued 2.1 million common shares for proceeds of $1.8 million pursuant to the employee share incentive plan and repurchased 3.5 million common shares pursuant to a normal course issuer bid for $5.3 million of cash. During 1999, the Company issued 10.5 million common shares valued at $25.9 million pursuant to the La Teko transaction and repurchased 3.7 million common shares pursuant to a normal course issuer bid for $7.5 million of cash.

On February 12, 2002, the Company completed a public offering and issued from treasury 23.0 million common shares for net proceeds of $18.5 million. The majority of the funds raised will be used to purchase the convertible preferred shares of subsidiary company. If the Company is successful in acquiring the 894,600 convertible preferred shares of subsidiary company at the offer price of $16.00 per share, the Company would apply the difference between book and market value of approximately $33.7 million to reduce certain property, plant and equipment.

The debt component of convertible debentures was reduced by $5.4 million during 2001 compared to $4.9 million during 2000 and $4.4 million during 1999. Long-term debt repayments were $46.5 million in 2001 compared to $26.4 million during 2000 and $14.7 million during 1999.

The Company did not declare nor pay any dividends to the holders of the convertible preferred shares of subsidiary company. Dividends paid on the convertible preferred shares of subsidiary company in 2000, before suspension in August 2000, totaled $3.4 million compared to $6.9 million in 1999. Included in the carrying value of the Kinam preferred shares, as at December 31, 2001, is an accrual of $5.1 million that represents the cumulative unpaid dividends to the minority holders.

As at December 31, 2001, the Company has a $70 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. This operating line was reduced to $50.0 million on January 2, 2002. As at December 31, 2001, $59.0 million of letters of credit were issued under this facility. On January 2, 2002, the Company repaid $9.0 million of the Fort Knox industrial revenue bonds ("IRB's"), which reduced the letters of credit outstanding under this facility to $49.8 million. The

Company intends to re-market this credit facility in early 2002 since it matures in January 2003.

As at December 31, 2001, the Company's long-term debt consists of $4.2 million relating to the Kubaka project financing, $49.0 million of IRB's and various capital leases and other debt of $10.9 million. The current portion of the long-term debt is $33.1 million. For details of the various components of long-term debt, see Note 9 to the Consolidated Financial Statements.

INVESTING ACTIVITIES

Capital expenditures decreased by 27% in 2001 as $30.4 million was spent on capital additions, compared to $41.6 million in 2000, and $44.0 million in 1999. The 2001 capital expenditures focused primarily on the Hoyle Pond and Fort Knox operations with 92% of total capital expenditures incurred at these two mines. Capital spending at the Hoyle Pond mine totaled $7.9 million (2000 - $13.8 million, 1999 - $18.6 million), for exploration drilling, underground development and additions to the underground mobile fleet. Capital spending at the Fort Knox mine totaled $20.2 million (2000 - $17.6 million, 1999 - $9.5 million), to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. The Company's share of capital spending at the Refugio mine totaled $ nil (2000 - $3.2 million, 1999 - $7.9 million). Capital expenditures were financed out of cash flow from operating activities. Planned capital expenditures totaling $28.4 million in 2002 are to be funded from cash flow from operating activities and current cash reserves.

During 2001, one cash business acquisition was completed as the Company increased its ownership interest of E-Crete, LLC to approximately 86%. Cash used in business acquisitions was $1.2 million in 2001, compared to $nil in 2000 and $35.0 million in 1999. Cash used in business acquisitions in 1999 primarily related to the $28.1 million cash component of the True North property transaction in Alaska and $4.7 million cash payment for the Timmins assets of Royal Oak Mines Inc.

For details of the various business acquisitions, see Note 2 to the Consolidated Financial Statements.

BUSINESS RISKS AND MANAGEMENT

The Company continuously reviews the mining risks it encounters in its day-to-day operations. It mitigates the likelihood and potential severity of these risks through the application of high operating standards. In addition, there is great emphasis on safety, training and loss control programs at the various sites. The Company also maintains insurance coverage and surety bonds to cover normal business risks and financial assurance to various regulatory bodies pursuant to closure plans. Recent events affecting the insurance and surety markets worldwide have made it difficult to obtain additional surety capacity. The Company is reviewing alternatives available to provide financial assurance.

The Company's operations have been and in the future may be, affected to various degrees by changes in environmental regulations, including those for future site restoration and reclamation costs. The overall effect of these changes upon the Company varies by jurisdiction, and are not predictable but, given the Company's environmental policies and programs, the effects of any such changes are not expected to be material. The Company has planned reclamation spending at the various closure sites of approximately $12.6 million during 2002.

The Company has prepared reserve estimates based on a $300 per ounce gold price. Market fluctuations in the price of gold may render certain ore reserves uneconomical at lower gold prices.

The Company's business is subject to extensive licenses, permits, government legislation, controls and regulations. The Company endeavors to be in compliance with these regulations at all times.

The Company is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside the country, onerous currency controls, the developing nature of the legal system, persistent high inflation and tax legislation that is subject to varying interpretations and constant changes, which may be retroactive.

DISCLOSURES ABOUT MARKET RISKS

To determine its market risk sensitivities the Company uses an internally generated financial forecast that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price and the Company prepares a base case scenario and then sensitizes it by a $25 increase and decrease in the gold price.

The financial forecast the Company uses covers the life of the mine. In each year gold is produced according to the mine plan and the of production is estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

COMMODITY PRICE RISKS

The Company's revenues are derived primarily from the sale of gold production. The Company's net income can vary significantly with fluctuations in the market price of gold. At various times, in response to market conditions, the Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. As at December 31, 2001, the Company has gold forward sales contracts covering 313,000 ounces of future production of which 113,000 ounces are scheduled for delivery in 2002 at $271 per ounce. The Company is not subject to margin requirements on any of its hedging lines. Based on the Company's projected 2002 sales volumes, each $10 per ounce change in the average realized price on gold sales would have an approximate $7.0 million impact on revenues and pre-tax earnings. For further details of the hedge position as at December 31, 2001, see
Note 8 of the Consolidated Financial Statements.

The Company consumes approximately 260,000 barrels of oil annually throughout its worldwide operations. In response to market conditions in late 2001, the Company entered into crude oil forward purchase contracts for approximately 28,500 barrels scheduled to be consumed during 2002 at $20.83 per barrel. Based on the Company's projected 2002 consumption and the forward purchase outstanding, each one dollar change in crude oil prices would have an approximate $0.2 million impact on operating costs and pre-tax earnings.

FOREIGN CURRENCY EXCHANGE RISK

The Company conducts the majority of its operations in the U.S., Russia, Canada, and Zimbabwe. Currency fluctuations affect the cash flow that the Company will realize from its operations as gold is sold in U.S. dollars, while, production costs are incurred in Russian rubles, Canadian, U.S. and Zimbabwean dollars. The Company's results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies. The Company's cash and cash equivalent balances are held in U.S. and Canadian dollars; holdings denominated in other currencies are relatively insignificant.

Since 1998, the Russian ruble has weakened against the U.S. dollar and the Company has benefited primarily through lower Russian labour and materials costs. The temporal method is used to consolidate the financial results of operations in Russia. The major currency related exposure at any balance sheet date is on ruble denominated cash balances and working capital. The bullion inventory is denominated in U.S. dollars thus there are no related foreign exchange risks. The foreign exchange exposure on the balance of the working capital items is nominal. Gold sales during 2001 were primarily denominated in rubles. Any excess rubles were quickly converted into U.S. dollars minimizing any foreign exchange risk on cash balances. The U.S. dollars received are used to service the U.S. dollar denominated debt and the foreign supplies inventory purchases, while the rubles received from the gold sales are used to pay local operating costs. The Company has and will continue to convert any excess rubles into U.S. dollars to repay U.S. denominated third party and inter-corporate debt obligations. Assuming the Company's share of estimated 2002 ruble payments of 560 million rubles at an exchange rate of 30 rubles to one U.S. dollar, each 3 ruble change to the U.S. dollar could result in an approximate $1.7 million change in the Company's pre-tax earnings.

In Canada, the Canadian dollar exposure primarily relates to Canadian dollar denominated operating, administration, exploration and interest costs. The Company has self-sustaining operations in Canada, which are translated into U.S. dollars using the current rate method. The current rate method translates assets and liabilities into U.S. dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items into U.S. dollars using the average rate for the reporting period. The Canadian dollar decreased in value by approximately 6% when compared to the U.S. dollar in 2001. This, combined with holding net assets in the Canadian self-sustaining operations, resulted in an increase of $5.6 million in the cumulative translation adjustment account. In addition, the Company has Canadian dollar denominated operating, administration, exploration and interest expense. The Company currently has hedged $12.0 million of this exposure for 2002 at average exchange rates of Canadian $1.4982 per U.S. dollar. Excluding hedging contracts described above, and assuming 2001 Canadian dollar payments of $59.0 million dollars at an exchange rate of Canadian $1.55 per U.S. dollar, each 5 cent change to the U.S. dollar could result in an approximate $1.2 million change in the Company's pre-tax earnings.

INTEREST RATE RISKS

The Company has no interest rate swaps outstanding at December 31, 2001. At December 31, 2001, the Company carries $56.5 million of variable rate debt, all denominated in U.S. dollars. Interest expense would change by approximately $0.6 million for every one percent change in interest rates.

OUTLOOK

As at December 31, 2001, the Company has $62.0 million of working capital, which includes a strong cash balance. The Company is continually focused on cost containment and is aggressively looking for opportunities to reduce spending in all areas. In addition, with the exception of the George / Goose Lake exploration program, all exploration efforts are now focused near existing producing assets, which should provide synergistic opportunities in the future. These initiatives, combined with sustainable low cost production, significant mining properties in Alaska and Timmins and a manageable debt repayment schedule, provide the Company with the ability to survive low spot gold prices in order to take advantage higher prices in the future.

Subsequent to year-end, the Company issued from treasury 23.0 million common shares for net proceeds of $18.5 million. In addition, the Company announced a tender offer to acquire 894,600 convertible preferred shares of subsidiary company that it does not own for $16.00 per share. These transactions are the next steps to further strengthen the balance sheet and complement those achieved in 2001.

                          INDEPENDENT AUDITORS' REPORT

To The Directors and Shareholders of
  KINROSS GOLD CORPORATION

     We have audited the consolidated balance sheets of Kinross Gold Corporation (the "Company") as at December 31, 2001 and 2000 and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

     As described in Note 20(k) to the consolidated financial statements, the Company has restated certain of the U.S. GAAP reconciliation information to disclose the effect of using the equity method of accounting for its investment in Omolon Gold Mining Company as required under U.S. GAAP as opposed to using proportionate consolidation as required under Canadian GAAP. Our previous audit report dated February 13, 2002, addressed to the Shareholders reporting under Canadian generally accepted auditing standards and our report dated March 7, 2002, addressed to the Directors reporting under Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America have been withdrawn.

(SIGNED) DELOITTE & TOUCHE LLP
CHARTERED ACCOUNTANTS

Toronto, Canada
March 7, 2002, except as to notes 20 and 22 which are as of October 28, 2002

                            KINROSS GOLD CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS
                               AS AT DECEMBER 31,

                          CONSOLIDATED BALANCE SHEETS
                    (expressed in millions of U.S. dollars)

                                                               2001      2000
                                                              ------    ------
                                    ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................  $ 81.0    $ 77.8
Restricted cash.............................................      --       2.9
Accounts receivable (Note 3)................................    13.8      20.3
Inventories (Note 4)........................................    42.4      54.6
Marketable securities (quoted market value: 2001 -- $1.8;
  2000 -- $0.7).............................................     1.5       0.7
                                                              ------    ------
                                                               138.7     156.3
Property, plant and equipment (Note 5)......................   415.0     505.6
Long-term investments (Note 6)..............................    12.9      14.4
Deferred charges and other assets...........................    11.0      23.7
                                                              ------    ------
                                                              $577.6    $700.0
                                                              ======    ======
                                 LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities....................  $ 31.0    $ 40.8
Current portion of long-term debt (Note 9)..................    33.1      31.5
Current portion of site restoration cost accruals (Note
  10).......................................................    12.6       9.3
                                                              ------    ------
                                                                76.7      81.6
Long-term debt (Note 9).....................................    31.0      79.8
Site restoration cost accruals (Note 10)....................    43.0      47.9
Future income and mining taxes (Note 16)....................     3.3       3.5
Deferred revenue (Note 8 (a))...............................     9.6      10.1
Other long-term liabilities.................................     6.0      10.1
Debt component of convertible debentures (Note 11)..........    28.1      33.4
Redeemable retractable preferred shares (Note 12)...........     3.1       3.1
                                                              ------    ------
                                                               200.8     269.5
                                                              ------    ------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY (Note
  13).......................................................    48.0      91.8
                                                              ------    ------
COMMON SHAREHOLDERS' EQUITY
Common share capital (Note 14)..............................   945.7     913.2
Contributed surplus.........................................    12.9      12.9
Equity component of convertible debentures (Note 11)........   124.8     117.0
Deficit.....................................................  (726.0)   (681.4)
Cumulative translation adjustments..........................   (28.6)    (23.0)
                                                              ------    ------
                                                               328.8     338.7
                                                              ------    ------
                                                              $577.6    $700.0
                                                              ======    ======

COMMITMENTS AND CONTINGENCIES (Note 21)

Signed on behalf of the Board:

(signed) John A. Brough                           (signed) John M.H. Huxley
Director                                          Director

                            KINROSS GOLD CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED DECEMBER 31,

                     CONSOLIDATED STATEMENTS OF OPERATIONS
        (expressed in millions of U.S. dollars except per share amounts)

                                                               2001      2000       1999
                                                              ------    -------    -------
REVENUE
Mining revenue..............................................  $270.1    $ 271.0    $ 304.0
Interest and other income...................................     9.3       14.2       15.5
Mark to market gain (loss) on call options..................     3.5        4.1       (2.5)
                                                              ------    -------    -------
                                                               282.9      289.3      317.0
                                                              ------    -------    -------
EXPENSES
Operating...................................................   180.7      189.6      209.4
General and administrative..................................    10.1       10.4       11.2
Exploration.................................................     7.9       11.4       11.1
Depreciation, depletion and amortization....................    85.8       93.2      110.9
Gain on sale of assets......................................    (1.2)      (4.1)      (0.1)
Foreign exchange loss (gain)................................     1.1       (0.5)      (0.2)
Interest expense on long-term liabilities...................     9.1       14.3       15.8
Write-down of marketable securities and long-term
  investments...............................................      --       13.1        4.6
Write-down of property, plant and equipment (Note 15).......    16.1       72.1      184.9
                                                              ------    -------    -------
                                                               309.6      399.5      547.6
                                                              ------    -------    -------
                                                               (26.7)    (110.2)    (230.6)
Share in loss of investee companies.........................    (2.2)      (8.1)      (0.3)
                                                              ------    -------    -------
LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE PREFERRED
  SHARES OF SUBSIDIARY
  COMPANY...................................................   (28.9)    (118.3)    (230.9)
PROVISION FOR INCOME AND MINING TAXES (Note 16).............    (2.9)      (0.9)      (2.9)
                                                              ------    -------    -------
LOSS FOR THE YEAR BEFORE DIVIDENDS ON CONVERTIBLE PREFERRED
  SHARES OF SUBSIDIARY COMPANY..............................   (31.8)    (119.2)    (233.8)
DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY
  COMPANY (Note 13).........................................    (5.1)      (6.9)      (6.9)
                                                              ------    -------    -------
NET LOSS FOR THE YEAR.......................................   (36.9)    (126.1)    (240.7)
INCREASE IN EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (Note
  11).......................................................    (7.7)      (7.2)      (6.5)
                                                              ------    -------    -------
NET LOSS FOR THE YEAR ATTRIBUTABLE TO COMMON SHAREHOLDERS...  $(44.6)   $(133.3)   $(247.2)
                                                              ======    =======    =======
LOSS PER SHARE
Basic and diluted...........................................  $(0.14)   $ (0.45)   $ (0.83)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  (millions)................................................   313.4      298.1      299.2

                            KINROSS GOLD CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED DECEMBER 31,

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (expressed in millions of U.S. dollars)

                                                               2001      2000       1999
                                                              ------    -------    -------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING
  ACTIVITIES:
OPERATING:
Loss for the year before dividends on convertible preferred
  shares of subsidiary company..............................  $(31.8)   $(119.2)   $(233.8)
Items not affecting cash:
  Depreciation, depletion and amortization..................    85.8       93.2      110.9
  Write-down of property, plant and equipment...............    14.6       72.1      184.9
  Write-down of marketable securities and long-term
     investments............................................      --       13.1        4.6
  Gain on sale of assets....................................    (1.2)      (4.1)      (0.1)
  Future income and mining taxes............................      --       (3.5)        --
  Deferred revenue realized.................................   (17.7)     (13.5)      (6.9)
  Site restoration cost accruals............................     1.9        2.6        3.1
  Share in loss of investee companies.......................     2.2        9.4        0.3
                                                              ------    -------    -------
                                                                53.8       50.1       63.0
Proceeds on restructuring of gold forward sales contracts...    21.6        4.7         --
Site restoration cash expenditures..........................    (7.1)      (9.6)      (6.3)
Changes in non-cash working capital items
  Accounts receivable.......................................     5.1        5.7       10.1
  Inventories...............................................     9.6        0.6        3.3
  Marketable securities.....................................      --        4.8       (3.2)
  Accounts payable and accrued liabilities..................    (8.0)      (8.3)       0.4
  Effect of exchange rate changes on cash...................    (0.5)      (0.2)       2.2
                                                              ------    -------    -------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES................    74.5       47.8       69.5
                                                              ------    -------    -------
FINANCING:
  Issuance of common shares.................................     5.4        3.2        2.0
  Repurchase of common shares...............................      --       (5.3)      (7.5)
  Reduction of debt component of convertible debentures.....    (5.4)      (4.9)      (4.4)
  Repayment of debt.........................................   (46.5)     (26.4)     (14.7)
  Dividends on convertible preferred shares of subsidiary
     company................................................      --       (3.4)      (6.9)
                                                              ------    -------    -------
CASH FLOW USED IN FINANCING ACTIVITIES......................   (46.5)     (36.8)     (31.5)
                                                              ------    -------    -------
INVESTING:
  Additions to property, plant and equipment................   (30.4)     (41.6)     (44.0)
  Business acquisitions, net of cash acquired...............    (1.2)        --      (35.0)
  Long-term investments and other assets....................     2.1       (7.4)      (0.8)
  Proceeds from the sale of property, plant and equipment...     1.8        4.8        2.3
  Decrease (increase) in restricted cash....................     2.9       (2.9)        --
                                                              ------    -------    -------
CASH FLOW USED IN INVESTING ACTIVITIES......................   (24.8)     (47.1)     (77.5)
                                                              ------    -------    -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............     3.2      (36.1)     (39.5)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................    77.8      113.9      153.4
                                                              ------    -------    -------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $ 81.0    $  77.8    $ 113.9
                                                              ------    -------    -------
Cash and cash equivalents consist of the following:
  Cash on hand and balances with banks......................  $ 12.9    $  20.0    $  27.0
  Short-term investments....................................    68.1       57.8       86.9
                                                              ------    -------    -------
                                                              $ 81.0    $  77.8    $ 113.9
                                                              ======    =======    =======
Supplementary disclosure of cash flow information:
  Cash paid for: Interest...................................  $ 13.1    $  18.8    $  12.3
                  Income taxes..............................  $  3.9    $   2.3    $   3.0

                            KINROSS GOLD CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED DECEMBER 31,

             CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
                    (expressed in millions of U.S. dollars)

                                                             EQUITY
                                COMMON                    COMPONENT OF               CUMULATIVE
                                 SHARE     CONTRIBUTED    CONVERTIBLE                TRANSLATION
                                CAPITAL      SURPLUS       DEBENTURES     DEFICIT    ADJUSTMENTS    TOTAL
                                -------    -----------    ------------    -------    -----------    ------
BALANCE, DECEMBER 31, 1998....  $904.2        $ 3.6          $103.1       $(296.4)     $(27.9)      $686.6
Issuance of common shares,
  net.........................    16.1          4.3              --            --          --         20.4
Increase in equity component
  of convertible debentures...      --           --             6.6          (6.5)         --          0.1
Net loss for the year.........      --           --              --        (240.7)         --       (240.7)
Cumulative translation
  adjustments.................      --           --              --            --         9.2          9.2
                                ------        -----          ------       -------      ------       ------
BALANCE, DECEMBER 31, 1999....   920.3          7.9           109.7        (543.6)      (18.7)       475.6
Adjustment for post-retirement
  benefits (Note 1)...........      --           --              --          (4.5)         --         (4.5)
                                ------        -----          ------       -------      ------       ------
BALANCE, JANUARY 1, 2000......   920.3          7.9           109.7        (548.1)      (18.7)       471.1
Issuance (repurchase) of
  common shares, net..........    (7.1)         5.0              --            --          --         (2.1)
Increase in equity component
  of convertible debentures...      --           --             7.3          (7.2)         --          0.1
Net loss for the year.........      --           --              --        (126.1)         --       (126.1)
Cumulative translation
  adjustments.................      --           --              --            --        (4.3)        (4.3)
                                ------        -----          ------       -------      ------       ------
BALANCE, DECEMBER 31, 2000....   913.2         12.9           117.0        (681.4)      (23.0)       338.7
Issuance of common shares,
  net.........................    32.5           --              --            --          --         32.5
Increase in equity component
  of convertible debentures...      --           --             7.8          (7.7)         --          0.1
Net loss for the year.........      --           --              --         (36.9)         --        (36.9)
Cumulative translation
  adjustments.................      --           --              --            --        (5.6)        (5.6)
                                ------        -----          ------       -------      ------       ------
BALANCE, DECEMBER 31, 2001....  $945.7        $12.9          $124.8       $(726.0)     $(28.6)      $328.8
                                ======        =====          ======       =======      ======       ======

                            KINROSS GOLD CORPORATION

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
  (All tabular dollar amounts are in millions of U.S. dollars except per share data)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The consolidated financial statements of Kinross Gold Corporation (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain material respects from those generally accepted in the United States, as described in Note 20. Note 20 to the consolidated financial statements of the Company has been restated to disclose the effect of accounting for the investment in the Russian joint venture under the equity method as required under U.S. GAAP as opposed to the proportionate consolidation method used under Canadian GAAP. The following is a summary of the accounting policies significant to the Company. The U.S. dollar is the reporting currency of the Company's business; accordingly, these consolidated financial statements are expressed in U.S. dollars.

    NATURE OF OPERATIONS

   The Company is engaged in the mining and processing of gold and silver ore and the exploration for, and acquisition of, gold-bearing properties, principally in the Americas, Russia, Australia and Africa. The Company's products are gold and silver produced in the form of dore which is shipped to refineries for final processing.

    BASIS OF PRESENTATION

   The consolidated financial statements include the accounts of the Company and the more-than-50%-owned subsidiaries that it controls. The Company also includes its proportionate share of assets, liabilities, revenues and expenses of jointly controlled companies and joint ventures in which it has an interest. Effective December 31, 2001, the Company discontinued the consolidation of it's wholly-owned subsidiary company in Zimbabwe, which operates the Blanket mine. Extreme inflationary pressures within Zimbabwe, civil unrest and currency export restrictions have prevented the Company from exercising control over the Zimbabwean subsidiary. Kinross will continue to account for its investment in the Blanket mine on the cost basis (written down value) and revenue will be recorded only upon receipt of dividends or other cash payments and will be classified as other income (see Note 15).

    USE OF ESTIMATES

   The preparation of the Company's consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are accounted for in the period of change if the change affects the financial results of that period only or in the period of change and applicable future periods, if the change affects the financial results of both current and future periods. Actual results could differ from these estimates.

    TRANSLATION OF FOREIGN CURRENCIES

    DOMESTIC AND FOREIGN OPERATIONS

   The Company reports its financial statements in U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.

   The currency of measurement for the Company's operations domiciled in Canada is the Canadian dollar. Canadian dollar amounts are translated to U.S. dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year. With the exception of Australia, the Company's non-Canadian subsidiaries and joint venture interests are self-sustaining operations whose economic activities are largely independent of those of the Company. The currency of measurement for the Company's self-sustaining operations in the United States and Chile is the U.S. dollar. Although the operations in Zimbabwe and Russia are self-sustaining, the temporal method is used to translate local currency amounts into U.S. dollars due to the highly inflationary economies in those countries. As mentioned above, the operations in Zimbabwe are no longer consolidated as of December 31, 2001. The temporal method is also used to translate the Company's operation in Australia which is considered to be an integrated foreign operation. Under the temporal method, all non-monetary items are translated at historical rates. Monetary assets and liabilities are translated at actual exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year and gains and losses on translation are included in income.

   The unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustments. Such exchange gains and losses may become realized in the event of a disposition of the net investment in a self-sustaining operation, in which event an appropriate portion of the cumulative translation adjustment is recognized in income.

    FOREIGN CURRENCY TRANSACTIONS

   Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income except for the unrealized gains or losses on long-term debt (including the debt component of the convertible debentures) which are deferred and amortized over the term of the debt (See Note 11).

    CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in term deposits maintained in high credit quality financial institutions.

    MARKETABLE SECURITIES

   Marketable securities are carried at the lower of cost and quoted market value.

    INVENTORIES

   Gold bullion and gold in process are valued at the lower of production cost and net realizable value. Mine operating parts and supplies are valued at the lower of cost and replacement cost.

    PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment are recorded at cost. Mine development costs are capitalized on properties after proven and probable reserves have been identified. Mine development costs for underground mines consist of shafts, ramps and primary level development and the associated infrastructure. Mine development costs for open pit mines primarily consist of costs to remove overburden to initially expose the ore body and the costs of haulage roads from the open pit to the processing plant. The cost of waste rock removal after the commencement of commercial production is expensed as incurred. Prior to identifying proven and probable reserves, exploration and development costs are expensed as incurred. Significant payments related to the acquisition of land and mineral rights are capitalized. The time it takes for management to make a decision to develop a property or dispose of it ranges from a few months to years, depending upon the particular circumstances of each property. Once commercial production is reached, the deferred costs of the project are amortized over their economic lives, on the basis described below. Commercial production occurs when the asset or property is substantially complete and ready for its intended use. If no proven and probable reserves are discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value. The Company expenses start-up activities, including pre-production losses and organizational costs, as incurred.

   In underground mines where ore bearing structures are open at depth or are open laterally, which is currently the case at the Hoyle Pond mine (see Note
   5), the straight-line method of amortization is applied over the estimated life of the mine which is currently 10 years.

   Open pit mines, which consist of the Kubaka, Fort Knox and Refugio mines, are amortized on a unit of production method using proven and probable reserves only. After commercial production is achieved, stripping costs are expensed as incurred.

   Plant and equipment that have useful lives shorter than the mine life are depreciated on a straight-line or declining balance basis over their estimated useful lives. (As at December 31, 2001, the maximum useful life was five years)

    MINERAL EXPLORATION

   Mineral exploration expenditures are charged to income as incurred.

    PROPERTY EVALUATIONS

   Annually, or more frequently as circumstances require, the Company reviews and evaluates the recoverability of property, plant and equipment. The computation of reserve and mineral resource estimates is performed at least annually during the fourth quarter of the year. The evaluation of proven and probable reserve estimates may provide evidence that the carrying value of a mine is impaired. Based on the revised reserve and mineral resource calculations, estimated future net cash flows, on an undiscounted basis, from each property with the exception of acquired exploration properties, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and mineral resources expected to be converted into mineral reserves. The inclusion of mineral resources is based on various circumstances, including but not limited to, the existence and nature of known mineralization, location of the property, results of recent drilling; and analysis to demonstrate the ore is commercially recoverable.), estimated future gold price realization (considering historical and current prices, price trends and related factors); and operating, capital and site restoration costs. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to income, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

   Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of property, plant and equipment.

    LONG-TERM INVESTMENTS

   Long-term investments in shares of investee companies, over which the Company has the ability to exercise significant influence, are accounted for using the equity method. The cost method is used for entities in which the Company owns less than 20% or cannot exercise significant influence. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is other than temporary, the investment is written down accordingly.

    FINANCIAL INSTRUMENTS

   The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. The Company uses spot deferred contracts and fixed forward contracts to hedge exposure to commodity price risk for gold and silver; foreign exchange forward contracts to hedge exposure to fluctuations in foreign currency denominated revenues; and interest rate swaps to hedge exposure to changes in interest rates. The Company uses written gold call options to economically hedge exposure to commodity price risk for gold. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flows on the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged.

   Realized gains or losses on derivative contracts that qualify for hedge accounting are deferred and recorded in income when the underlying hedged transaction is recognized. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in income. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes or which relate to a hedged transaction that has been sold or terminated are recorded in income.

   Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

    PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

   Pension expense, based on management assumptions, consists of the actuarially computed costs of pension benefits in respect of the current year's service; imputed interest on plan assets and pension obligations; and straight-line amortization of experience gains and losses; assumption changes and plan amendments over the expected average remaining service life of the employee group.

   In fiscal 2000, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendation for costs of post-retirement and post-employment benefits other than pensions. The expected costs of post-retirement and post-employment benefits, other than pensions, to active employees are accrued for in the financial statements during the years employees provide service to the Company. As a result at January 1, 2000, a liability for post-retirement and post-employment benefits other than pension of $4.5 million was recorded and the deficit was correspondingly increased by $4.5 million.

    STOCK OPTION PLAN

   The stock option plan is described in Note 14. No compensation expense is recognized under this plan when shares or share options are issued to employees. Shares issued under this plan are recorded at the issue price. Any consideration paid by employees on exercise of stock options or purchases of stock is credited to common share capital.

    REVENUE RECOGNITION

   The Company changed its accounting policy for revenue recognition effective January 1, 2001 such that revenue is recognized upon shipment to third-party gold refineries, the sales price is fixed and title has passed to the customer. Previously, revenue was recognized when the production process was completed or when gold was poured in dore form at the mine. The Company retroactively adopted this new accounting policy and the prior periods have not been restated, as the net adjustment would not have a material impact on the reported amounts.

    SITE RESTORATION COSTS

   Estimated costs of site restoration are accrued and expensed over the estimated life of the mine on a unit-of-production basis using proven and probable reserves. Ongoing environmental protection expenditures are expensed as incurred. Estimates of the ultimate site restoration costs are based on current laws and regulations and expected costs to be incurred (calculated on a non-discounted basis), all of which are subject to possible changes thereby impacting current determinations.

    INCOME AND MINING TAXES

   The provisions for income and mining taxes are based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired and liabilities assumed exist, the Company recognizes the future income tax assets and liabilities for the tax effects of such differences.

   Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

    PER SHARE INFORMATION

   Basic loss per common share has been calculated using the weighted average number of common shares outstanding during the year and reflects an adjustment for the increase in the equity component of the convertible debentures. For the years ended December 31, 2001, 2000, and 1999, conversion or exercise of the convertible debentures, convertible preferred shares of subsidiary company, redeemable retractable preferred shares, stock options and common share purchase warrants would have no dilutive effect.

    NEW PRONOUNCEMENT

   Effective January 1, 2001, the Company adopted retroactively the new CICA recommendations for calculating earnings per share. Under the new rules, the treasury stock method is used in assessing the dilutive effect of stock options on the diluted earnings per share. The adoption of the new rules had no effect on the reported amounts.

    2000 AND 1999 FIGURES

   Certain of the 2000 and 1999 figures have been reclassified to conform to the 2001 presentation.

2.  BUSINESS AND PROPERTY ACQUISITIONS
    2001

   During 2001, the Company acquired a further 12.4% interest in E-Crete, LLC ("E-Crete") from its partner by funding its partner's share of cash calls, thereby increasing its ownership interest to 85.9%.

   On December 7, 2001, the Company completed the acquisition of a 100% interest in the George/Goose Lake gold project in the Nunavut Territories by issuing 4,000,000 common shares of the Company valued at $3.8 million.

   The following is a summary of the 2001 acquisitions both of which were accounted for using the purchase method.

                                                                              GEORGE/
                                                                  E-CRETE    GOOSE LAKE    TOTAL
                                                                  -------    ----------    -----
    Fair value ascribed to net assets acquired:
      Property, plant and equipment.............................   $1.7         $3.8       $5.5
      Less liabilities assumed..................................    0.5           --        0.5
                                                                   ----         ----       ----
                                                                   $1.2         $3.8       $5.0
                                                                   ====         ====       ====
    Purchase price:
      Cash......................................................   $1.2         $ --       $1.2
      Common shares.............................................     --          3.8        3.8
                                                                   ----         ----       ----
                                                                   $1.2         $3.8       $5.0
                                                                   ====         ====       ====

    2000

   There were no business acquisitions during the year 2000.

    1999

   On February 26, 1999, the Company acquired 100% of La Teko Resources Ltd. ("La Teko"). The purchase price of $26.4 million was satisfied by the issuance from treasury of 10.5 million common shares of the Company and the payment of transaction costs of $0.5 million. The assets of La Teko included a 35% ownership interest in the True North property and on 100% ownership interest in the Ryan Lode property.

   On March 1, 1999, the Company acquired 100% of Kershaw Gold Company, Inc. ("Kershaw") for $2.0 million, thereby increasing its ownership interest in the Haile Mining Venture from 62.5% to 100%.

   On June 28, 1999, the Company acquired an additional 65% interest in the True North property in Alaska for cash of $28.1 million, thereby increasing its interest in the True North property to 100%.

   On December 24, 1999, the Company acquired the Timmins assets of Royal Oak Mines Inc. ("Pamour") for cash of $4.7 million and assumed certain environmental reclamation liabilities on the historic producing areas.

   On December 31, 1999, the Company acquired a further 1.7% of Omolon Gold Mining Company ("Omolon") (in addition to the 53% interest acquired in 1998) for cash of $0.3 million.

   The following is a summary of the 1999 acquisitions all of which were accounted for using the purchase method.

                                                                                                     ADDITIONAL
                                                                                                        1.7%
                                                                                                     INTEREST IN
                                                       LA TEKO    KERSHAW    TRUE NORTH    PAMOUR      OMOLON       TOTAL
                                                       -------    -------    ----------    ------    -----------    -----
    Fair value ascribed to net assets acquired:
      Property, plant and equipment..................   $26.3      $2.0        $28.1        $8.0        $1.3        $65.7
      Other assets (including cash of $0.6
        million).....................................     0.1        --           --          --         1.1          1.2
                                                        -----      ----        -----        ----        ----        -----
      Total assets...................................    26.4       2.0         28.1         8.0         2.4         66.9
      Less liabilities assumed.......................      --        --           --         3.3         2.1          5.4
                                                        -----      ----        -----        ----        ----        -----
                                                        $26.4      $2.0        $28.1        $4.7        $0.3        $61.5
                                                        =====      ====        =====        ====        ====        =====
    Purchase price
      Cash...........................................   $ 0.5      $2.0        $28.1        $4.7        $0.3        $35.6
      Common shares..................................    25.9        --           --          --          --         25.9
                                                        -----      ----        -----        ----        ----        -----
                                                        $26.4      $2.0        $28.1        $4.7        $0.3        $61.5
                                                        =====      ====        =====        ====        ====        =====

3.  ACCOUNTS RECEIVABLE

   Accounts receivable are comprised of the following:

                                                                  2001     2000
                                                                  -----    -----
    Taxes, interest and miscellaneous...........................  $ 8.3    $15.7
    Due from joint venture partners.............................    5.5      4.6
                                                                  -----    -----
                                                                  $13.8    $20.3
                                                                  =====    =====

4.  INVENTORIES

   Inventories are comprised of the following:

                                                                  2001     2000
                                                                  -----    -----
    Gold bullion and gold in process............................  $15.1    $17.2
    Mine operating parts and supplies...........................   27.3     37.4
                                                                  -----    -----
                                                                  $42.4    $54.6
                                                                  =====    =====

5.  PROPERTY, PLANT AND EQUIPMENT

   The components of property, plant and equipment are as follows:

                                                                2001                                     2000
                                                -------------------------------------    -------------------------------------
                                                               ACCUMULATED                              ACCUMULATED
                                                              DEPRECIATION,                            DEPRECIATION,
                                                  COST,         DEPLETION       NET        COST,         DEPLETION       NET
                                                  NET OF           AND          BOOK       NET OF           AND          BOOK
                                                WRITE-DOWN    AMORTIZATION     VALUE     WRITE-DOWN    AMORTIZATION     VALUE
                                                ----------    -------------    ------    ----------    -------------    ------
    Producing properties
      Mineral properties......................    $  0.3         $   --        $  0.3      $  8.3         $   --        $  8.3
      Plant and equipment (amortized on a
        straight-line basis)..................     165.5           77.4          88.1       187.9           86.5         101.4
      Plant and equipment (amortized on
        unit-of-production basis).............     615.2          305.8         309.4       684.4          301.9         382.5
    Development properties....................       8.1             --           8.1         8.1             --           8.1
    Exploration properties....................       9.1             --           9.1         5.3             --           5.3
                                                  ------         ------        ------      ------         ------        ------
                                                  $798.2         $383.2        $415.0      $894.0         $388.4        $505.6
                                                  ======         ======        ======      ======         ======        ======

   The development properties above represent the Company's investment in the Pamour mine. While the Pamour mine has final feasibility studies, it is subject to permitting from Canadian authorities. The necessary permits required to commence mining of the mineral reserves contained in the existing Pamour pit, north of Highway 101, referred to as the phase one mine plan, have been maintained in good standing and require only administrative reactivation. However, Kinross will require additional permit approvals to mine south of Highway 101, which is outside of the phase one mine plan. Kinross believes there is a high level of assurance that the project will receive all required approvals for development.

   During the year ended December 31, 2001, the Company disposed of certain mining assets with a cost base of $66.3 million and accumulated depreciation, depletion and amortization of $60.9 million and ceased to consolidate the Zimbabwe operations. During the year ended December 31, 2000, the Company disposed of certain mining assets with a cost base of $50.5 million and accumulated depreciation, depletion and amortization of $39.8 million.

    2001

   The assets disposed of in 2001 were comprised primarily of the Macassa mine and mill complex and the Candelaria property. The Macassa mine located in Kirkland Lake, Ontario and the Candelaria property located near Hawthorne, Nevada had been previously written down to their net realizable value. The gain on sale of these assets of $1.2 million is included in gain on sale of assets in the consolidated statement of operations. Since the assets were non-producing at the time of disposal, there are no amounts included in the results of operations for 2001.

    2000

   The assets disposed of in 2000 were comprised primarily of the Denton-Rawhide mine and other surplus tangible equipment. The Denton-Rawhide mine located near Falon, Nevada was in production when sold. The gain on sale of these assets of $2.5 million is included in gain on sale of assets in the consolidated statement of operations. During 2000, prior to disposal on March 31, 2000, the Denton-Rawhide mine contributed $4.4 million of mining revenue, $0.6 million of interest income, $4.1 million of operating costs and depreciation and amortization of $1.0 million for a net loss of $0.1 million.

    1999

   There were no asset disposals in 1999.

   In addition, the difference in value arising from the repurchase of the Convertible Preferred Shares of Subsidiary Company of $25.7 million reduced the cost of property plant and equipment (see Note 14).

6.  LONG-TERM INVESTMENTS

   The quoted market value of the Company's interest in long-term investments is $17.5 million as at December 31, 2001 (December 31, 2000 -- $14.8 million). The book value of the long-term investments is comprised of the following as at December 31.

                                                                  2001     2000
                                                                  -----    -----
    Cost Basis..................................................  $ 9.6    $ 8.8
    Equity Basis................................................    3.3      5.6
                                                                  -----    -----
                                                                  $12.9    $14.4
                                                                  =====    =====

7.  JOINT VENTURE INTERESTS

   The Company conducts a portion of its business through joint ventures under which the ventures are bound by contractual arrangements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenue and operating expenses of the joint ventures. As at December 31, 2001, the Company had interests in four joint venture projects.

    (A)  KAMGOLD JOINT STOCK COMPANY

      The Company owns a 25% interest in, and the right to operate, Kamgold, a Russian joint stock company and is responsible for negotiating project financing. Since inception, the Company, had capitalized $6.4 million of acquisition costs and development expenditures. In light of depressed metal process and unsuccessful attempts to advance the project these costs were written off during 2000.

    (B)  OMOLON GOLD MINING COMPANY

      The Company owns a 54.7% interest in Omolon, a Russian joint stock company, which operates the Kubaka mine located in eastern Russia. A 50% interest was acquired as a result of the Kinam Gold Inc. ("Kinam") acquisition, and additional interests of 3.0% and 1.7% were acquired in December 1998 and 1999, respectively (see Note 2).

      The Board of Directors of Omolon approves annual budgets, approves dividends, and approves major transactions prior to execution by management. The Company has four of seven director votes. The remaining three directors represent the Russian shareholders. The Russian shareholders nominate the Chairman of the Board, who exercises control over Board agenda items. All major transactions require a 75% majority of votes cast at any directors meeting. The shareholders are entitled to their pro-rata share of profits in the form of dividends and are obliged to make their pro-rata share of contributions if required.

    (C)  COMPANIA MINERA MARICUNGA

      The Company owns a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean contractual mining company, which was acquired as a result of the Kinam acquisition. CMM owns the Refugio mine located in Central Chile. On June 1, 1999, the Company was appointed Operator of the Refugio mine and continues in that capacity. The Company provides services to CMM in the planning and conduct of exploration, development and mining, and related operations with respect to the Refugio Project Properties and the Refugio mine. The investment in CMM was written-off during 2000 (see Note 15).

      The Board of Directors of CMM approves annual budgets, approves distributions and approves major transactions prior to execution by management. The Company has 50 votes of 100 on all matters to be decided by the Board of Directors. In addition, suspension and recommencement of operations require unanimous consent of the Directors. The shareholders are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

    (D)  E-CRETE, LLC

      The Company owns an 85.9% interest in E-Crete, an Arizona limited liability company. A 73.5% interest was acquired in 2000 by contributing assets and cash to the newly formed LLC. An additional 12.4% was acquired during 2001 by funding certain cash calls owed by the partner to the LLC. Project financing debt of $3.9 million has been guaranteed by the Company.

      The Board of Directors of E-Crete approves annual budgets, approves distributions and approves major transactions prior to execution by management. The Board of Directors vote on all matters in accordance with their ownership interest. The production facility was designed and built by the partner to the LLC and the partner provides the exclusive rights for the marketing and processing of the product. The shareholders are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

      The following table summarizes information contained in the consolidated financial statements relative to these joint venture interests:

                                                                        2001       2000       1999
                                                                       -------    -------    -------
         Revenue.....................................................  $  87.4    $  98.9    $ 115.6
                                                                       -------    -------    -------
         Operating costs.............................................     57.9       66.4       80.8
         Depreciation, depletion and amortization....................     21.6       30.9       35.8
         Exploration.................................................      2.1        2.4        1.8
         Interest....................................................      3.6        6.0        7.0
         Write-down of property, plant and equipment.................       --       42.6       16.9
                                                                       -------    -------    -------
                                                                          85.2      148.3      142.3
                                                                       -------    -------    -------
         Income (loss) before taxes..................................  $   2.2    $ (49.4)   $ (26.7)
                                                                       =======    =======    =======
         Current assets..............................................  $  30.2    $  56.6    $  65.3
         Property, plant and equipment...............................     39.4       53.2      116.0
                                                                       -------    -------    -------
                                                                          69.6      109.8      181.3
         Current liabilities.........................................     20.3       40.0       39.7
         Long-term liabilities.......................................     13.1       33.2       53.3
                                                                       -------    -------    -------
         Net investment in joint ventures............................  $  36.2    $  36.6    $  88.3
                                                                       =======    =======    =======
         Cash flow provided from operating activities................  $  35.8    $  24.1    $  25.1
                                                                       =======    =======    =======
         Cash flow used in investing activities......................  $  (0.6)   $  (7.8)   $ (10.4)
                                                                       =======    =======    =======
         Cash flow used in financing activities......................  $ (21.9)   $ (20.2)   $  (9.6)
                                                                       =======    =======    =======

      The following tables present financial information for the Company's ownership interest for each material entity Kinross proportionately consolidates:

                                                                        2001      2000      1999
                                                                       ------    ------    ------
         OMOLON GOLD MINING COMPANY
         Revenue.....................................................  $ 67.8    $ 67.7    $ 71.0
                                                                       ------    ------    ------
         Operating costs.............................................    37.9      34.8      37.2
         Depreciation, depletion and amortization....................    20.5      26.0      26.2
         Exploration.................................................     2.1       2.3       1.8
         Interest....................................................     2.9       4.8       6.3
         Writedown of property, plant and equipment..................      --        --       5.7
                                                                       ------    ------    ------
                                                                         63.4      67.9      77.2
                                                                       ------    ------    ------
         Income (loss) before taxes..................................  $  4.4    $ (0.2)   $ (6.2)
                                                                       ======    ======    ======
         Current assets..............................................  $ 23.8    $ 47.0    $ 46.3
         Property, plant and equipment...............................    31.2      45.6      69.6
                                                                       ------    ------    ------
                                                                         55.0      92.6     115.9
                                                                       ------    ------    ------
         Current liabilities.........................................    18.1      34.7      31.0
         Long-term liabilities.......................................     4.5      24.7      47.9
                                                                       ------    ------    ------
                                                                         22.6      59.4      78.9
                                                                       ------    ------    ------
         Net investment in joint venture.............................  $ 32.4    $ 33.2    $ 37.0
                                                                       ======    ======    ======
         Cash flow provided from operating activities................  $ 37.7    $ 23.3    $ 24.9
                                                                       ======    ======    ======
         Cash flow used in investing activities......................  $ (0.4)   $ (0.1)   $ (1.1)
                                                                       ======    ======    ======
         Cash flow used in financing activities......................  $(21.5)   $(21.0)   $(13.1)
                                                                       ======    ======    ======

                                                                        2001      2000      1999
                                                                       ------    ------    ------
         COMPANIA MINERA MARICUNGA
         Revenue.....................................................  $ 19.5    $ 26.7    $ 27.0
                                                                       ------    ------    ------
         Operating costs.............................................    17.4      26.4      28.0
         Depreciation, depletion and amortization....................      --       3.9       4.8
         Exploration.................................................      --        --        --
         Interest....................................................     0.3       0.6       0.7
         Writedown of property, plant and equipment..................      --      36.1      11.2
                                                                       ------    ------    ------
                                                                         17.7      67.0      44.7
                                                                       ------    ------    ------
         Income (loss) before taxes..................................  $  1.8    $(40.3)   $(17.7)
                                                                       ======    ======    ======
         Current assets..............................................  $  6.2    $  9.4    $ 10.5
         Property, plant and equipment...............................      --        --      33.2
                                                                       ------    ------    ------
                                                                          6.2       9.4      43.7
                                                                       ------    ------    ------
         Current liabilities.........................................     1.7       4.8       7.8
         Long-term liabilities.......................................     5.2       6.0       3.2
                                                                       ------    ------    ------
                                                                          6.9      10.8      11.0
                                                                       ------    ------    ------
         Net investment in joint venture.............................  $ (0.7)   $ (1.4)   $ 32.7
                                                                       ======    ======    ======
         Cash flow provided from (used in) operating activities......  $  2.2    $ (0.8)   $ (0.9)
                                                                       ======    ======    ======
         Cash flow used in investing activities......................  $   --    $ (3.3)   $ (8.0)
                                                                       ======    ======    ======
         Cash flow provided from (used in) financing activities......  $ (0.4)   $ (2.0)   $  3.5
                                                                       ======    ======    ======
         E-CRETE
         Revenue.....................................................  $  0.1    $   --    $   --
                                                                       ------    ------    ------
         Operating costs.............................................     2.5       1.3        --
         Depreciation, depletion and amortization....................     1.1        --        --
         Exploration.................................................      --        --        --
         Interest....................................................     0.3        --        --
         Writedown of property, plant and equipment..................      --        --        --
                                                                       ------    ------    ------
                                                                          3.9       1.3        --
                                                                       ------    ------    ------
         Income (loss) before taxes..................................  $ (3.8)   $ (1.3)   $   --
                                                                       ======    ======    ======
         Current assets..............................................  $  0.2    $  0.2    $   --
         Property, plant and equipment...............................     8.2       7.6        --
                                                                       ------    ------    ------
                                                                          8.4       7.8        --
                                                                       ------    ------    ------
         Current liabilities.........................................     0.5       0.5        --
         Long-term liabilities.......................................     3.4       2.5        --
                                                                       ------    ------    ------
                                                                          3.9       3.0        --
                                                                       ------    ------    ------
         Net investment in joint venture.............................  $  4.5    $  4.8    $   --
                                                                       ======    ======    ======
         Cash flow provided from operating activities................  $ (4.1)   $ (0.3)   $   --
                                                                       ======    ======    ======
         Cash flow used in investing activities......................  $ (0.2)   $ (4.3)   $   --
                                                                       ======    ======    ======
         Cash flow provided from financing activities................  $   --    $  2.8    $   --
                                                                       ======    ======    ======

8.  FINANCIAL INSTRUMENTS

   The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

    (a)  COMMODITY RISK MANAGEMENT

      The profitability of the Company is directly related to the market price of gold and silver. The Company uses spot deferred contracts and fixed forward contracts to hedge against changes in commodity prices for a portion of its forecasted gold and silver production. Spot deferred contracts are forward sale contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specific date or defer delivery until a future date. If delivery is postponed, a new contract price is established based on the old contract price plus a premium (referred to as "contango"). The Company uses written call options to economically hedge exposure to changes in spot gold prices.

      The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2001 are as follows:

                                                                    SPOT DEFERRED                     CALL         AVERAGE
                                                                    OUNCES HEDGED     AVERAGE       OPTIONS        STRIKE
         EXPECTED YEAR OF DELIVERY                                     '000 OZ.        PRICE     SOLD '000 OZ.      PRICE
         -------------------------                                  --------------    -------    --------------    -------
         2002.....................................................       113           $271            50           $340
         2003.....................................................       100           $270           100           $320
         2004.....................................................       100           $270            50           $340
                                                                         ---                          ---
         Total....................................................       313                          200
                                                                         ===                          ===

      There were no silver commodity derivative contracts outstanding as at December 31, 2001. As at December 31, 2000, the Company had spot deferred contracts for 550,000 ounces of gold and call options sold for 450,000 ounces of gold.

      In August 2000, the Company closed out 150,000 ounces of gold forward sales contracts that were designated as hedges for 2001 and realized a gain of $4.7 million. This gain was deferred and will be included in income over the original delivery schedule of the various contracts.

      In February of 2001, the Company closed out 500,000 ounces of spot deferred contracts that were designated as hedges for 2001 to 2004 and realized proceeds of $21.1 million. This gain has been deferred and will be included in income over the original delivery schedule of the various contracts.

    (b)  FOREIGN CURRENCY RISK MANAGEMENT

      All sales revenues for the Company are denominated in U.S. dollars. The Company is exposed to currency fluctuations on expenditures which are denominated in Canadian dollars, Zimbabwe dollars, Russian rubles, Chilean pesos and other currencies. These potential currency fluctuations could have a significant impact on the cost of producing gold and the profitability of the Company. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future revenue flows.

      As at December 31, 2001, the Company has foreign currency forward contracts to sell U.S. dollars and buy Canadian dollars of $24 million (2000 -- $54 million) at an average exchange rate of CDN $1.4934 per U.S. dollar. These contracts mature over a 24 month period ending December 2003.

    (c)  INTEREST RATE RISK MANAGEMENT

      The Company is exposed to interest rate risk as a result of its issuance of variable rate debt. There are no interest rate hedging transactions outstanding as at December 31, 2001.

    (d)  ENERGY PRICE RISK

      The Company is exposed to changes in crude oil prices as a result of diesel fuel consumption at its operating mines, primarily Fort Knox and Kubaka. The potential fluctuations in crude oil prices could have a significant impact on the cost of producing gold and the profitability of the Company. This risk is reduced, from time to time, through the use of crude oil forward purchase contracts to lock in firmly committed future operating costs.

      As at December 31, 2001, the Company had agreements to buy 28,500 barrels of crude oil forward at a price of $20.83 per barrel. The fair value of these crude oil forward contracts approximates their carrying value at December 31, 2001.

    (e)  CREDIT RISK MANAGEMENT

      Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. At December 31, 2001, the Company's gross credit exposure was $13.8 million (December 31, 2000 -- $31.1 million).

    (f)   FAIR VALUES OF FINANCIAL INSTRUMENTS

      Carrying values for primary financial instruments, including cash and cash equivalents, bullion settlements and other accounts receivable, marketable securities, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt (other than convertible debentures and redeemable retractable preferred shares) approximates fair value primarily due to the floating rate nature of the debt instruments.

      The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at the respective balance sheet dates and, as at December 31, 2001 and 2000, was approximately $71.8 million (CDN $114.3 million) and $57.3 million (CDN $85.9 million), respectively. Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at December 31. The following table represents the fair value (loss) gain relating to derivative contracts outstanding as at December 31:

                                                                       2001     2000
                                                                       -----    -----
         Gold and silver forward sales contracts(1)..................  $(3.6)   $10.7
         Foreign currency contracts(2)...............................   (1.5)    (0.3)

---------------

         (1) Based on a spot gold price of $277 and $273 as at December 31, 2001 and 2000, respectively.

         (2) Based on a Canadian Dollar exchange rate of 1.5926 and 1.5002 at December 31, 2001, and 2000, respectively.

   The fair value of written call options is now recorded in the financial statements at each measurement date.

9.  LONG-TERM DEBT

                                                                                                        PRINCIPAL REPAYMENT
                                                                                                             SCHEDULE
                                                                                                      AS AT DECEMBER 31, 2001
                                                                                                      -----------------------
                                                                  INTEREST RATES    2000     2001     2002     2003     2004
                                                                  --------------    -----    -----    -----    -----    -----
    Kubaka project-financing debt...............................     Variable       $20.0    $ 4.2    $ 4.2    $  --    $  --
    Kubaka subordinated debt....................................     Variable         5.7       --       --       --       --
    Fort Knox industrial revenue bonds..........................     Variable        71.0     49.0     23.0     26.0       --
    E-Crete project financing debt..............................     Variable         2.8      3.3       --      3.3       --
    Capital leases..............................................    8.0%-9.5%        11.8      7.6      5.9      0.8      0.9
                                                                                    -----    -----    -----    -----    -----
                                                                                    111.3     64.1    $33.1    $30.1    $ 0.9
                                                                                                      =====    =====    =====
    Less current portion........................................                     31.5     33.1
                                                                                    -----    -----
                                                                                    $79.8    $31.0
                                                                                    =====    =====

   All long-term debt is denominated in US dollars.

   The European Bank for Reconstruction and Development ("EBRD") and the U.S. Overseas Private Investment Corporation ("OPIC") provided project-financing debt on the Kubaka mine. As at December 31, 1999, this debt was $67.5 million. In 2000, Omolon repaid $30.9 million and in 2001 repaid $28.9 million leaving $7.75 million outstanding to EBRD as at December 31, 2001 (December 31, 2000 -- $36.6 million). The Company's 54.7% proportionate share of these obligations is $4.2 million as at December 31, 2001 (December 31, 2000 -- $20.0 million). Interest on the project-financing debt is variable based upon LIBOR and as at December 31, 2001 is approximately 6.2% per annum (December 31, 2000 -- 11.8%). The project-financing debt has become recourse solely to Omolon after completion tests were passed in late 1999. The project financing debt was originally scheduled to be repaid by December 15, 2001. However, the project financing debt loan has been extended until December 15, 2002, and EBRD has the right to extend the project financing debt an additional 12 months to December 15, 2003.

   A bank licensed to do business in Russia provided subordinated debt to finance the Kubaka mine. This loan was secured by a letter of credit issued pursuant to the syndicated credit facility. During 2001, the Company repaid $5.7 million to fully satisfy the remaining balance of the loan and the guarantees and letters of credit were released.

   The solid waste disposal facility at the Fort Knox mine was financed by $71.0 million of tax-exempt industrial revenue bonds. The variable rate bonds, maturing in May 2009, were issued by the Alaska Industrial Development and Export Authority and are supported by a letter of credit issued by the Company pursuant to the syndicated credit facility. The floating interest rate on the bonds was approximately 1.9% as at December 31, 2001 (December 31, 2000 -- 4.5%). On April 4, 2001, the Company repaid $22.0 million of principal leaving a balance of $49.0 million outstanding. On January 2, 2002, the Company repaid $9.0 million of principal leaving a balance outstanding of $40.0 million.

   In March 2000, the Company arranged a syndicated credit facility for $110.0 million. The primary purpose of this facility is to provide credit support that enables the Company to issue letters of credit on the Fort Knox Industrial Revenue bonds. This facility matures in January 2003 and as a result, the debt supported by these letters of credit has been shown as maturing at the same time as the facility. Management will aggressively remarket this facility and expects to extend the maturity date of the $30.0 million final balance. During the life of the credit facility the Company must either reduce its letters of credit according to an agreed upon amortization schedule or post cash in order to defease the debt. The assets of the Fort Knox mine have been pledged as collateral under this credit facility (Note 17).

    LOAN AMORTIZATION SCHEDULE

    DATE                                                            AMORTIZATION       CREDIT FACILITY BALANCE
    ----                                                          -----------------    -----------------------
    December 2000...............................................  $              --             $90.0
    February 2001...............................................               20.0              70.0
    January 2002................................................               20.0              50.0
    June 2002...................................................               20.0              30.0
    January 2003................................................   Facility expires                --

   As at December 31, 2001, the loan facility had been reduced to $59.0 million. The letters of credit issued at December 31, 2001 were as follows:

PURPOSE                                                       AMOUNT
-------                                                       ------
Credit Support for Fort Knox industrial revenue bonds.......  $49.9
Credit Support E-Crete project financing....................    3.9
Reclamation and other obligations...........................    5.2
                                                              -----
                                                              $59.0
                                                              =====

   On January 2, 2002, the Company repaid $9.0 million of principal against the Industrial Revenue Bonds. Consequently, the letter of credit supporting those bonds was reduced by $9.2 million bringing the total letters of credit outstanding down to $49.8 million.

   The Company has capital leases for certain production equipment at its various operations. Interest on these leases ranges from 8.0%-9.5% per annum.

   In May 2000, E-Crete arranged a project finance loan which enabled it to finance construction of its first production plant in Phoenix, Arizona. The loan facility is guaranteed by a letter of credit issued pursuant to the syndicated credit facility.

10. SITE RESTORATION COSTS

   Although the ultimate amount of site restoration costs is uncertain, the Company estimates this obligation at $72.9 million based on information currently available including closure plans and applicable regulations. As at December 31, 2001, the Company has accrued $55.6 million of this estimated obligation (December 31, 2000 -- $57.2 million). In addition, the Company has posted bonds and letters of credit totaling $57.3 million as requested by various regulatory agencies. In view of uncertainties concerning future site restoration costs, ultimate costs could differ from the estimated amounts. Future changes, if any, in regulations and cost assumptions may be significant and will be recognized when applicable.

11. CONVERTIBLE DEBENTURES

   On December 5, 1996, the Company issued unsecured subordinated convertible debentures in the aggregate principal amount of $146.0 million (CDN $200.0 million). The debentures bear interest at 5.5% per annum, mature on December 5, 2006 and, at the holders' option, are convertible into common shares of the Company at a conversion price of CDN $13.35 per share, being a rate of
   74.906 common shares per CDN $1,000 principal amount of debentures. Interest is payable in cash; however, the Company has the right to settle the principal amount by the issuance of common shares. The debentures were redeemable after June 30, 2000 until December 31, 2001 at par plus accrued and unpaid interest under certain conditions relating to the price of the common stock. On or after December 31, 2001, the debentures are redeemable at par plus accrued and unpaid interest. No debentures were redeemed in either 2000 or 2001. The Company may, at its option, elect to satisfy its obligation to pay the principal amount of the debentures upon redemption or at maturity by issuing and delivering to the holders, for each $1,000 principal amount of debentures, that number of common shares obtained by dividing such amount by 95% of the weighted average trading price of the common shares on The Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day prior to the date that the requisite notice of such election is given.

   The debentures are being accounted for in accordance with their substance and are presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component has been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense is determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the debentures is classified as equity, net of issue costs adjusted for income taxes. The equity component of the debentures, net of the value ascribed to the holders' option, is increased over the term to the full face value by charges to retained earnings (deficit).

   The debentures are denominated in Canadian dollars. As a result of changes in the exchange rate between the U.S. and Canadian dollars, the U.S. dollar equivalent of the debt component has been reduced. This unrealized foreign exchange gain is being deferred and included in income over the term of the debentures. Accordingly, included in the debt component of the debentures at December 31, 2001 is a deferred unrealized foreign exchange gain totalling $2.2 million (December 31, 2000 -- $1.7 million).

   During 2000, the Company bought back $0.15 million (CDN $0.2 million) principal amount of the debentures for $0.07 million (CDN $0.1 million). None were bought back in 2001.

   As at December 31, 2001, the outstanding principal amount of the debentures was $122.8 million (CDN $195.6 million) (December 31, 2000 -- $130.4 million (CDN $195.6 million)).

12. REDEEMABLE RETRACTABLE PREFERRED SHARES

   As at December 31, 2001 and 2000, 384,613 redeemable retractable preferred shares are outstanding and held by a senior officer and director of the Company.

   The holder of the redeemable retractable preferred shares is entitled to receive a CDN $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and, is entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 8.2555 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company may at any time redeem, upon a minimum thirty day notice, all or any part of the redeemable retractable preferred shares at a price of CDN $10.00 per share, together with unpaid dividends accrued to the date of redemption. The holder of the redeemable retractable preferred shares is entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. On July 27, 2000, the Company suspended the payment of dividends on the redeemable retractable preferred shares as permitted under the terms of the shares. As at December 31, 2001, $0.3 million of cumulative dividends are accrued and included in accounts payable and accrued liabilities.

13. CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

   The convertible preferred shares of subsidiary company comprise 1,840,000 shares of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares"). The Kinam Preferred Shares are convertible into common shares of the Company at a conversion price of $10.3073 per share (equivalent to a conversion rate of 4.8512 common shares for each preferred share), subject to adjustment in certain events.

   The Kinam Preferred Shares are redeemable at the option of the Company at any time on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.625 per share declining ratably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

   Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors.

   On July 12, 2001, the Company acquired 945,400 Kinam Preferred Shares in exchange for 24,186,492 common shares of the Company (Note 14), leaving 894,600 owned by non-controlling shareholders.

   No dividends were paid on the Kinam Preferred Shares during 2001 (2000 -- $3.4 million). Due to low gold prices and reduced cash flow from operations, dividend payments on these shares were suspended in accordance with their terms in August 2000 and continue to remain suspended. The cumulative dividends in arrears on the Kinam Preferred Shares owned by non-controlling shareholders of $5.1 million as at December 31, 2001 have been accrued and included in the carrying value of the convertible preferred shares of subsidiary company.

   If all of the Kinam Preferred Shares owned by non-controlling shareholders were converted, an additional 4,339,884 common shares of the Company would be issued.

14. COMMON SHARE CAPITAL

   The authorized share capital of the Company is comprised of an unlimited number of common shares.

   A summary of common share transactions for the three years ended December 31, 2001 is as follows:

                                                               2001                  2000                  1999
                                                        -------------------   -------------------   -------------------
                                                        NUMBER OF             NUMBER OF             NUMBER OF
                                                          SHARES                SHARES                SHARES
                                                        (MILLIONS)   AMOUNT   (MILLIONS)   AMOUNT   (MILLIONS)   AMOUNT
                                                        ----------   ------   ----------   ------   ----------   ------
    Balance, January 1,...............................    300.9      $913.2     300.3      $920.3     292.6      $904.2
    Issued:
      Upon acquisition of Kinam preferred shares......     24.2       23.2         --         --         --          --
      Pursuant to the La Teko acquisition.............       --         --         --         --       10.5        25.9
      Under restricted share plan.....................      0.1        0.1         --         --         --          --
      Under employee share purchase plan..............      1.2        0.8        2.1        1.8        0.9         2.0
      Upon buy-back of common shares under normal
        course issuer bid.............................       --         --       (3.5)     (10.3)      (3.7)      (11.8)
      Upon the acquisition of George/Goose Lake Gold
        Project.......................................      4.0        3.8         --         --         --          --
      Private placement for cash......................      4.3        4.6        2.0        1.4         --          --
                                                          -----      ------     -----      ------     -----      ------
    Balance, December 31,.............................    334.7      $945.7     300.9      $913.2     300.3      $920.3
                                                          =====      ======     =====      ======     =====      ======

   On July 12, 2001, the Company issued 24,186,492 common shares valued at $23.2 million to acquire 945,400 Kinam Preferred Shares plus rights to accrued but unpaid dividends with a book value of $48.9 million (Note 13). The $25.7 million difference between the fair value of the Company's common stock on the date of announcement and the book value of the Kinam Preferred Shares owned by the non-controlling shareholders was applied against the carrying values of certain property, plant and equipment.

   On September 27, 2001, the Company issued 2,000,000 flow-through common shares under a private placement transaction, for cash consideration of $2.1 million. On December 10, 2001 an additional 2,250,000 flow-through common shares were issued under a private placement transaction for cash consideration of $2.5 million.

   On December 14, 2001, the Company issued 4,000,000 common shares to acquire a 100% interest in the George/Goose Lake gold project in Nunavut valued at $3.8 million.

   On December 22, 2000, the Company issued 2,000,000 flow-through common shares under a private placement transaction, for cash consideration of $1.4 million.

   Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures or fails to renounce the expenditures to the benefit of the holders of the shares, the Company will be subject to a penalty imposed by the Canada Customs and Revenue Agency equal to one-tenth of the unspent amount and, pursuant to the flow-through share subscription agreements, the Company will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

   As at December 31, 2001 and 2000, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $4.6 million and $1.4 million, respectively.

   During the years 2000 and 1999, the Company initiated normal course issuer bids for the purchase of common shares of the Company. The excess of the stated capital of the shares purchased over their cost has been recorded as contributed surplus as follows:

                                                                    NUMBER OF
                                                                  COMMON SHARES
                                                                    PURCHASED        COST OF      STATED     CONTRIBUTED
                                                                   (MILLIONS)      ACQUISITION    CAPITAL      SURPLUS
                                                                  -------------    -----------    -------    -----------
    2000........................................................       3.5            $5.3         $10.3        $5.0
    1999........................................................       3.7            $7.5         $11.8        $4.3

   On February 26, 1999, the Company issued 10.5 million common shares pursuant to the La Teko acquisition.

   Share Purchase Plan: the Company has an employee share purchase plan whereby employees of the Company have an opportunity to purchase common shares. The plan allows employees to contribute up to a maximum of 10% of their base annual salary. In addition, the Company matches the employees' contributions. Quarterly, the Company issues from treasury common shares equal to the employees' contribution and the Company's contribution. The common shares are purchased based on the average of the last twenty trading sessions prior to the end of the quarter. The Company issued from treasury 1.2 million common shares pursuant to the plan during 2001 (2000 -- 2.1 million).

   Restricted Share Plan: on February 15, 2001, the Company approved the adoption of a restricted share plan. The restricted share plan provides that restricted share rights may be granted to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services. A restricted share right is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. The maximum number of common shares issuable under the restricted share plan is currently 1,000,000. A participant of this plan would have the right to receive cash instead of restricted shares upon exercise of the restricted share rights. As at December 31, 2001, the Company had no restricted share rights outstanding.

   Stock Option Plan: the Company has a stock option plan for directors, officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years and options granted before July 20, 2000 are exercisable as to 33.33% each year, commencing one year after the date of grant. Options granted from July 20, 2000 to September 19, 2001 are exercisable 50% immediately and 50% on or after the first anniversary date of such grant. Options granted to the Chairman, President and Directors, subsequent to September 19, 2001 are exercisable as to 33.33% each year commencing one year after the date of grant. Options granted to all other officers and employees, subsequent to September 19, 2001, are exercisable as to 50% each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the trading day prior to the grant of the option or, if no stock was traded on that day, on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2001 expire at various dates to September 20, 2006. As at December 31, 2001, 0.6 million common shares, in addition to those outstanding at year end, were available for granting of options.

   A summary of the Company's outstanding stock option transactions is as follows:

                                                                     2001          2000          1999
                                                                  ----------    ----------    ----------
                                                                  (millions)    (millions)    (millions)
    Outstanding at beginning of year............................     11.3          10.5           8.4
    Exercised...................................................       --            --            --
    Granted.....................................................      1.4           3.6           2.1
    Exchanged pursuant to the La Teko acquisition...............       --            --           0.6
    Cancelled...................................................     (1.0)         (2.8)         (0.6)
                                                                     ----          ----          ----
    Outstanding at end of year..................................     11.7          11.3          10.5
                                                                     ====          ====          ====

   The following table summarizes information about the stock options outstanding at December 31, 2001:

                                                                    OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                                       ---------------------------------------------    ------------------------
                                                          NUMBER                                           NUMBER
                                                       OUTSTANDING         WEIGHTED                     EXERCISABLE
                                                          AS AT             AVERAGE         WEIGHTED       AS AT        WEIGHTED
                                                       DECEMBER 31,        REMAINING        AVERAGE     DECEMBER 31,    AVERAGE
                                                           2001           CONTRACTUAL       EXERCISE        2001        EXERCISE
    RANGE OF EXERCISE PRICES                             (000'S)             LIFE            PRICE        (000'S)        PRICE
    ------------------------                           ------------    -----------------    --------    ------------    --------
    $0.65 - $2.00....................................     6,958        3 years, 167 days     $1.05         3,372         $0.70
    $2.01 - $4.00....................................     4,580         1 year, 102 days     $2.60         4,565         $2.60
    $4.01 - $10.93...................................       212        2 years, 157 days     $6.89           212         $6.89

   Common Share Purchase Warrants There were 8.8 million common share purchase warrants issued in 1998 to Cyprus Amax as part of the Kinam acquisition which expired on June 1, 2001 without being exercised.

15. WRITE-DOWN OF PROPERTY, PLANT AND EQUIPMENT

   The Company periodically reviews the carrying values of its portfolio of mining development and reclamation properties. Through this process the Company determined that the following assets had been impaired and therefore have been written down to their estimated recoverable amount.

   The components of the write-down are as follows:

                                                                 2001      2000      1999
                                                                ------    ------    ------
Fort Knox mine -- producing mine............................    $   --    $   --    $108.8
Kubaka mine -- producing mine...............................        --        --      10.7
Refugio mine -- producing mine..............................        --      36.1      11.2
Denton-Rawhide mine -- producing mine.......................        --        --      10.0
Blanket mine -- producing mine..............................      11.8        --        --
Goldbanks property -- development project...................        --        --      27.7
Aginskoe project -- development project.....................        --       6.5        --
Delamar property -- reclamation project.....................       4.3       7.2        --
Haile property -- reclamation project.......................        --       0.1      16.5
Macassa property -- reclamation project.....................        --       7.5        --
Sleeper property -- reclamation project.....................        --       2.9        --
Hayden Hill property -- reclamation project.................        --       2.8        --
Candelaria property -- reclamation project..................        --       2.1        --
Guanaco property -- reclamation project.....................        --       2.1        --
Q.R. property -- reclamation project........................        --       1.8        --
Other.......................................................        --       3.0        --
                                                                ------    ------    ------
                                                                $ 16.1    $ 72.1    $184.9
                                                                ======    ======    ======

   The 2001 fourth quarter review was performed using a gold price assumption of $300 per ounce.

   In the fourth quarter of 2001, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the estimated cost to reclaim the DeLamar mine was insufficient and required a further $4.3 million accrual. This adjustment was required due to a reassessment of the amount of water to be reclaimed from this site. In addition, as a result of the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest, the Company has recorded a write-down of the carrying value of the Blanket mine by $11.8 million (including cash of $1.5 million). Furthermore, the current political situation in Zimbabwe and the related social and economic instability have prevented the Company from continuing to exercise control of its subsidiary in Zimbabwe, which operates the Blanket mine. Consequently, the imposition of severe foreign exchange and currency export restrictions and the uncertainty as to whether the Zimbabwean subsidiary had the ability to distribute its earnings, the Company has discontinued the consolidation of the Zimbabwean subsidiary effective December 31, 2001. The investment in the subsidiary is nil following the write-down of the Blanket mine described above.

   In the fourth quarter of 2000, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the net recoverable amounts of the Refugio mine and other non-core assets and development projects (principally Aginskoe, DeLamar, Macassa, Guanaco, Sleeper, QR and Hayden Hill) were less than the net book value of the related assets. As a result of this review, the Company recorded a pre-tax write-down totaling $72.1 million to write-down these mining properties and other development projects and non-core assets to their estimated recoverable amounts. The 2000 fourth quarter review was performed using a gold price assumption of $300 per ounce.

   In the fourth quarter of 1999, following a comprehensive evaluation of its mining properties on the basis set out in Note 1, the Company determined that the net recoverable amounts of the Fort Knox, Kubaka, Refugio, and Denton-Rawhide mines were less than the net book value of the related assets. As a result of this review, the Company recorded a pre-tax write-down totalling $184.9 million to write-down these mining properties and other development projects and non-core assets to their estimated recoverable amounts. The 1999 fourth quarter review was performed using a gold price assumption of $300 per ounce.

16. INCOME AND MINING TAXES

    (a)  The provision for (recovery of) income and mining taxes is as follows:

                                                                       2001    2000     1999
                                                                       ----    -----    ----
         Income taxes
           Current
             Canada(i)...............................................  $0.2    $ 0.3    $0.3
             Foreign.................................................  2.7       4.1     2.6
           Future
             Canada..................................................   --        --      --
             Foreign.................................................   --        --      --
         Mining taxes
           Current -- Canada.........................................   --        --      --
           Future -- Canada..........................................   --      (3.5)     --
                                                                       ----    -----    ----
                                                                       $2.9    $ 0.9    $2.9
                                                                       ====    =====    ====

---------------

       (i)  Represents Large Corporations Tax.

    (b) The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

                                                                       2001     2000     1999
                                                                       -----    -----    -----
         Combined statutory income tax rate..........................  (41.1)%  (42.0)%  (43.0)%
         Increase (decrease) resulting from:
           Mining taxes..............................................     --     (2.9)      --
           Resource allowance and depletion..........................    4.7      0.2      0.1
           Difference in foreign tax rates...........................   10.2     12.0      9.8
           Non-recognition of benefit of losses......................   35.7     33.1     31.3
           Other.....................................................    0.6      0.4      3.1
                                                                       -----    -----    -----
         Effective tax rate..........................................   10.1%     0.8%     1.3%
                                                                       =====    =====    =====

    (c) At December 31, 2001, the Company has Canadian net operating loss carryforwards of approximately $20.3 million which expire in 2006 to 2008.

    (d) At December 31, 2001, the Company has U.S. net operating losses carryforward of approximately $244.5 million and alternative minimum tax net operating losses of approximately $153.5 million expiring in 2004 through 2021. The use of the U.S. losses carryforward will be limited in any given year as a result of previous changes in ownership of the Company.

    (e) At December 31, 2001, the Company has Chilean net operating losses carryforward of approximately $131.8 million which do not expire.

    (f) At December 31, 2001, the Company has Australian net operating losses carryforward of approximately $8.1 million which do not expire.

    (g) The following information summarizes the principal temporary differences and the related future tax effect.

                                                                        2001      2000      1999
                                                                       ------    ------    ------
         Future tax assets
           Accrued expenses and other................................  $  4.4    $  5.1    $  1.8
           Site restoration cost accruals............................     5.9      10.5      10.8
           Deferred revenue..........................................      --       1.4       3.3
           Alternative minimum tax credits...........................     8.0       5.7       9.5
           Non-capital loss carryforwards............................   123.7     129.1     103.8
           Inventory capitalization..................................     0.2       0.5       1.9
                                                                       ------    ------    ------
           Gross future tax assets...................................   142.2     152.3     131.1
         Future tax liabilities
           Property, plant and equipment.............................    41.9      20.0      29.6
                                                                       ------    ------    ------
           Gross future tax liabilities..............................    41.9      20.0      29.6
                                                                       ------    ------    ------
                                                                        100.3     132.3     101.5
         Valuation allowance.........................................   103.6     135.8     108.8
                                                                       ------    ------    ------
         Net future tax liabilities..................................  $  3.3    $  3.5    $  7.3
                                                                       ======    ======    ======

17. SEGMENTED INFORMATION

   The Company operates five gold mines: Hoyle Pond, located in Ontario; Kubaka (54.7% ownership), located in Russia; Fort Knox, located in Alaska; Blanket, located in Zimbabwe and Refugio, located in Chile.

   In addition to its producing gold mines, the Company has an 85.9% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development, and two corporate offices in Canada and the United States. The accounting policies used by these segments are the same as those described in the Summary of Significant Accounting Policies (see Note 1).

   As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

                                                       REPORTABLE OPERATING SEGMENTS
                                     -----------------------------------------------------------------
                                                                        BLANKET                           CORPORATE
                                      HOYLE    KUBAKA    FORT KNOX   (SEE NOTE 15)   REFUGIO   E-CRETE   AND OTHER(C)     TOTAL
                                     -------   -------   ---------   -------------   -------   -------   ------------   ---------
    AS AT AND FOR THE YEAR ENDED
      DECEMBER 31, 2001
    Mining revenue.................  $  41.7   $  67.8    $ 109.0       $ 13.3       $ 18.4     $  --      $  19.9      $   270.1
    Interest income................       --       2.2         --          0.1           --        --          2.9            5.2
    Interest expense...............       --       2.0        3.6           --          0.4       0.3          2.8            9.1
    Depreciation, depletion and
      amortization.................     13.2      24.0       42.9          2.3           --       1.1          2.3           85.8
    Write-down of mineral
      properties...................       --        --         --         11.8           --        --          4.3           16.1
    Segment (loss) profit(a).......     (0.7)      8.7      (20.9)       (10.8)         1.7      (3.9)        (2.0)         (27.9)
    Segment assets.................     86.6      70.3      324.3           --          7.0       8.5         80.9(b)       577.6
    Capital expenditures...........      7.9       0.4       20.2          1.1           --       0.1          0.7           30.4
    AS AT AND FOR THE YEAR ENDED
      DECEMBER 31, 2000
    Mining revenue.................  $  38.4   $  67.7    $ 102.8       $  9.3       $ 23.8     $  --      $  29.0      $   271.0
    Interest income................       --       2.1         --          0.5           --        --          6.6            9.2
    Interest expense...............       --       3.5        5.7           --          0.7        --          4.4           14.3
    Depreciation, depletion and
      amortization.................     13.1      30.8       31.9          2.2          3.9        --         11.3           93.2
    Write-down of mineral
      properties...................       --        --         --           --         36.1        --         36.0           72.1
    Segment (loss) profit(a).......     (8.3)      2.2       (9.7)        (1.3)       (40.3)     (1.3)       (42.5)        (101.2)
    Segment assets.................     96.8     122.6      345.0         12.0          9.4       7.9        106.3(b)       700.0
    Capital expenditures...........     13.9       0.1       17.6          1.5          3.2       4.3          1.0           41.6
    AS AT AND FOR THE YEAR ENDED
      DECEMBER 31, 1999
    Mining revenue.................  $  38.1   $  71.0    $  98.3       $ 10.3       $ 25.2        --      $  61.1      $   304.0
    Interest income................       --       3.0        0.3          0.7          0.1        --          6.8           10.9
    Interest expense...............       --       5.4        5.7           --          0.8        --          3.9           15.8
    Depreciation, depletion and
      amortization.................     12.2      35.9       43.9          1.0          4.9        --         13.0          110.9
    Write-down of mineral
      properties...................       --      10.6      108.8           --         11.2        --         54.3          184.9
    Segment (loss) profit(a).......     (2.9)    (13.5)    (129.2)         1.7        (17.5)       --        (64.7)        (226.1)
    Segment assets.................    102.7     148.3      357.7          8.7         47.1        --        217.9(b)       882.4
    Capital expenditures...........     18.6       1.1        9.5          0.9          8.0        --          5.9           44.0

---------------

    (a) Segment (loss) profit includes the write-down of property, plant and equipment.

    (b)  Includes $64.4 million (2000 -- $53.4 million, 1999 -- $86.5 million)
         in cash and cash equivalents held at the Corporate level.

    (c)  Includes Corporate and other non-core mining operations.

    RECONCILIATION OF REPORTABLE OPERATING SEGMENT LOSS TO NET LOSS FOR THE
    YEAR:

                                                                   2001      2000       1999
                                                                  ------    -------    -------
    Segment loss................................................  $(25.9)   $ (58.7)   $(161.4)
    Add (deduct) items not included in segment loss:
    Corporate and other.........................................    (2.0)     (42.5)     (64.7)
                                                                  ------    -------    -------
                                                                   (27.9)    (101.2)    (226.1)
    Gain on sale of assets......................................     1.2        4.1        0.1
    Share in loss of investee companies.........................    (2.2)      (8.1)      (0.3)
    Write-down of marketable securities and long-term
      investments...............................................      --      (13.1)      (4.6)
    Provision for income and mining taxes.......................    (2.9)      (0.9)      (2.9)
    Dividends on convertible preferred shares of subsidiary
      company...................................................    (5.1)      (6.9)      (6.9)
                                                                  ------    -------    -------
    Net loss for the year.......................................  $(36.9)   $(126.1)   $(240.7)
                                                                  ======    =======    =======

    ENTERPRISE-WIDE DISCLOSURE:

   Geographic information:

                                                                                                   PROPERTY,
                                                                                                   PLANT AND
                                                                        MINING REVENUE             EQUIPMENT
                                                                  --------------------------    ----------------
                                                                   2001      2000      1999      2001      2000
                                                                  ------    ------    ------    ------    ------
    United States...............................................  $123.3    $123.9    $134.1    $289.8    $339.2
    Russia......................................................    67.8      67.7      71.0      31.0      53.2
    Chile.......................................................    18.7      28.1      31.7        --        --
    Other.......................................................    13.3       9.3      10.3       5.3      15.4
                                                                  ------    ------    ------    ------    ------
    Total foreign...............................................   223.1     229.0     247.1     326.1     407.8
    Canada......................................................    47.0      42.0      56.9      88.9      97.8
                                                                  ------    ------    ------    ------    ------
    Total.......................................................  $270.1    $271.0    $304.0    $415.0    $505.6
                                                                  ======    ======    ======    ======    ======

   The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. In 2001, sales to four customers totalled $46.5 million, $43.3 million, $32.0 million and $26.8 million, respectively. In 2000, sales to three customers totalled $42.3 million, $26.0 million and $24.6 million, respectively. In 1999, sales to four customers totalled $80.0 million, $58.4 million, $40.7 million and $37.7 million, respectively.

18. EMPLOYEE PENSION AND RETIREMENT PLANS

   Defined Contribution Pension and Retirement Plans:

   The Company has several defined contribution pension and retirement plans covering substantially all employees in North America and certain foreign countries. Under these plans the Company either contributes a set percentage of the employees salary into the plan or matches a percentage of the employees contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. Company contributions to these plans amounted to $2.1 million in 2001, $2.2 million in 2000, and $2.3 million in 1999.

   Defined Benefit Pension Plans:

   In Canada, the Company has a defined benefit pension plan covering the hourly employees of the Macassa mine. The plan is currently in the process of being wound up as of November 30, 2001. No further benefit will be earned by employees under that plan and there were no material curtailment gains or losses that the Company was able to estimate at December 31, 2001.

   In the United States, defined benefit plans cover former employees of the Candelaria and DeLamar mines, and certain U.S. employees of the mines previously owned by Kinam. Prior to the Kinam acquisition, all employees in the U.S. employed by Kinam were covered by a non-contributory defined benefit pension plan. That plan was frozen on June 1, 1998 and all active employees were transferred into the Company's defined contribution pension plan. Benefits under these plans are based on either the employee's compensation prior to retirement or stated amounts for each year of service with the Company. The Company makes annual contributions to the plans in accordance with applicable provincial legislation for the Canadian plan and the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) for U.S. plans.

   Net annual pension expense includes the following components:

                                                                  2001     2000     1999
                                                                  -----    -----    -----
    Service cost................................................  $ 0.1    $ 0.1    $ 0.1
    Interest cost...............................................    0.7      0.7      0.7
    Expected return on assets...................................   (0.8)    (0.8)    (0.3)
                                                                  -----    -----    -----
    Net periodic expense........................................  $  --    $  --    $ 0.5
                                                                  =====    =====    =====

   The following table summarizes the change in benefit obligations:

                                                                    2001     2000
                                                                    -----    -----
    Benefit obligation, beginning of year.......................    $10.8    $ 9.9
    Service cost................................................      0.1      0.1
    Interest cost...............................................      0.7      0.7
    Actuarial loss..............................................      0.6      0.7
    Benefits paid...............................................     (0.6)    (0.6)
                                                                    -----    -----
    Benefit obligation, end of year.............................    $11.6    $10.8
                                                                    =====    =====

   The following table summarizes the funded status of the plans and the related amounts recognized in the Company's financial statements at December 31:

                                                                  2001     2000
                                                                  -----    -----
    Projected Benefit obligations...............................  $11.6    $10.8
    Plan assets at fair value...................................  (10.3)    (9.6)
                                                                  -----    -----
    Plan assets less than projected Benefit obligations.........    1.3      1.2
    Unrecognized net gain (loss)................................   (0.9)     0.3
                                                                  -----    -----
    Accrued pension liability...................................  $ 0.4    $ 1.5
                                                                  =====    =====

   The following table summarizes the change in fair value of plan assets:

                                                                  2001     2000
                                                                  -----    ----
    Fair value of plan assets, beginning of year................  $ 9.6    $9.0
    Actual return...............................................    0.4     0.5
    Employer contributions......................................    1.0     0.8
    Benefits paid...............................................   (0.6)   (0.6)
    Other.......................................................   (0.1)   (0.1)
                                                                  -----    ----
    Fair value of plan assets, end of year......................  $10.3    $9.6
                                                                  =====    ====

   The following assumptions were used in calculating the funded status of the plans at December 31 and the pension cost for the subsequent year:

                                                                  2001    2000
                                                                  ----    ----
    Expected long-term rate of return on assets.................  7.5%    8.0%
    Discount rate...............................................  7.0%    7.5%
    Rate of increase in compensation levels.....................  n/a     n/a

19. POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

   The Company also provides certain health care and life insurance benefits to retired employees in the United States. The post-retirement health care plans are contributory in certain cases based upon years of service, age, and retirement date. The Company does not fund post-retirement benefits other than pensions and may modify plan provisions at its discretion. Net periodic post-retirement costs for the years ended December 31, 2001 and 2000 were insignificant.

   The following table sets forth the status of the plans and the related amounts recognized in the Company's financial statements at December 31:

                                                                  2001     2000
                                                                  -----    -----
    Accumulated post-retirement benefit obligation:
      Retirees..................................................  $ 2.8    $ 2.5
      Active plan participants..................................     --       --
                                                                  -----    -----
    Total accumulated post-retirement benefit obligation........    2.8      2.5
    Plan assets at fair value...................................     --       --
                                                                  -----    -----
    Accumulated post-retirement benefit obligation in excess of
      plan assets...............................................   (2.8)    (2.5)
    Unrecognized prior service cost.............................     --       --
    Unrecognized net loss (gain)................................    0.1     (0.1)
                                                                  -----    -----
    Accrued post-retirement benefit cost........................  $(2.7)   $(2.6)
                                                                  =====    =====

   The accumulated post-retirement benefit obligation was determined using a weighted average annual discount rate of 7.0% in 2001 and 7.75% in 2000. The assumed health care trend rate for 2001 is 10.65% declining gradually to 5.50% in 2017 when Company costs associated with the plan are capped. A 1% increase in the health care cost trend rate used would have resulted in an insignificant increase in the 2001 post-retirement benefit cost and the accumulated benefit obligation at December 31, 2001.

   Post-employment Benefits The Company has a number of post-employment plans covering severance, disability income, and continuation of health and life insurance for disabled employees. At December 31, 2001 and 2000, the Company's liability for post-employment benefits totaled $1.5 million and $2.4 million, respectively, and is included in other liabilities.

20. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

   This note has been restated to disclose the effect of accounting for the investment in Omolon under the equity method as required under U.S. GAAP as opposed to the proportionate consolidation method used under Canadian GAAP.

   Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:

    CONSOLIDATED BALANCE SHEET
    AS AT DECEMBER 31, 2001

                                                        ELIMINATION      ADDITIONAL       REDUCTION                     UNREALIZED
                                         RECOGNITION   OF EFFECTS OF     WRITEDOWN     IN DEPRECIATION,                  GAINS ON
                                         OF DEFERRED    RECOGNITION     OF PROPERTY,      DEPLETION                     MARKETABLE
                                          EXCHANGE       OF EQUITY       PLANT AND           AND           REVERSAL     SECURITIES
                                          GAINS ON       COMPONENT       EQUIPMENT       AMORTIZATION       OF 1991         AND
                               UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER            UNDER           DEFICIT      LONG-TERM
                              CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP        U.S. GAAP       ELIMINATION   INVESTMENTS
                              --------   -----------   --------------   ------------   ----------------   -----------   -----------

                                             (A)            (A)             (B)              (B)              (C)           (D)
ASSETS
 Current assets
   Cash and cash
     equivalents............   $ 81.0      $   --         $    --          $   --           $  --            $  --         $ --
   Restricted cash..........       --          --              --              --              --               --           --
   Accounts receivable......     13.8          --              --              --              --               --           --
   Inventories..............     42.4          --              --              --              --               --           --
   Marketable securities....      1.5          --              --              --              --               --          0.3
                               ------      ------         -------          ------           -----            -----         ----
                                138.7          --              --              --              --               --          0.3
 Property, plant and
   equipment................    415.0          --              --           (60.5)           17.9               --           --
 Long-term investments......     12.9          --              --              --              --               --          4.6
 Deferred charges and other
   assets...................     11.0          --             0.5              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
                               $577.6      $   --         $   0.5          $(60.5)          $17.9            $  --         $4.9
                               ======      ======         =======          ======           =====            =====         ====
LIABILITIES
 Current liabilities
   Accounts payable and
     accrued liabilities....   $ 31.0      $   --         $    --          $   --           $  --            $  --         $ --
   Current portion of long-
     term debt..............     33.1          --              --              --              --               --           --
   Current portion of site
     restoration cost
     accruals...............     12.6          --              --              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
                                 76.7          --              --              --              --               --           --
 Long-term debt.............     31.0          --              --              --              --               --           --
 Site restoration cost
   accruals.................     43.0          --              --              --              --               --           --
 Future income and mining
   taxes....................      3.3          --              --              --              --               --           --
 Deferred revenue...........      9.6          --              --              --              --               --           --
 Other long-term
   liabilities..............      6.0          --              --              --              --               --           --
 Debt component of
   convertible debentures...     28.1          --            94.7              --              --               --           --
 Redeemable retractable
   preferred shares.........      3.1          --              --              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
                                200.8          --            94.7              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
CONVERTIBLE PREFERRED SHARES
 OF SUBSIDIARY COMPANY......     48.0          --              --              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
COMMON SHAREHOLDERS' EQUITY
 Common share capital.......    945.7          --              --              --              --              5.3           --
 Contributed surplus........     12.9          --              --              --              --               --           --
 Equity component of
   convertible debentures...    124.8       (20.2)         (104.6)             --              --               --           --
 Deficit....................   (726.0)       20.2            10.4           (60.5)           17.9             (5.3)          --
 Cumulative translation
   adjustments..............    (28.6)         --              --              --              --               --           --
 Accumulated other
   comprehensive income.....       --          --              --              --              --               --          4.9
                               ------      ------         -------          ------           -----            -----         ----
                                328.8          --           (94.2)          (60.5)           17.9               --          4.9
                               ------      ------         -------          ------           -----            -----         ----
                               $577.6      $   --         $   0.5          $(60.5)          $17.9            $  --         $4.9
                               ======      ======         =======          ======           =====            =====         ====


                                                        RECLASSIFICATION        UNDER
                              ADOPTION                         OF             U.S. GAAP          TO
                                 OF                        CUMULATIVE          BEFORE         ADJUST TO       UNDER
                                SFAS     FLOW THROUGH     TRANSLATION       ADJUSTING TO       EQUITY         U.S.
                                133         SHARES        ADJUSTMENTS       EQUITY BASIS        BASIS         GAAP
                              --------   ------------   ----------------   ---------------   -----------   -----------
                                                                                                           (RESTATED-
                                (E)          (F)              (I)                (K)         (J) AND (K)   NOTE 20(K))
ASSETS
 Current assets
   Cash and cash
     equivalents............    $ --        $(4.6)           $  --             $ 76.4          $ (5.5)       $ 70.9
   Restricted cash..........      --          4.6               --                4.6              --           4.6
   Accounts receivable......      --           --               --               13.8             5.7          19.5
   Inventories..............      --           --               --               42.4           (15.6)         26.8
   Marketable securities....      --           --               --                1.8              --           1.8
                                ----        -----            -----             ------          ------        ------
                                  --           --               --              139.0           (15.4)        123.6
 Property, plant and
   equipment................      --           --               --              372.4           (26.9)        345.5
 Long-term investments......      --           --               --               17.5            32.4          49.9
 Deferred charges and other
   assets...................      --           --               --               11.5            (4.3)          7.2
                                ----        -----            -----             ------          ------        ------
                                $ --        $  --            $  --             $540.4          $(14.2)       $526.2
                                ====        =====            =====             ======          ======        ======
LIABILITIES
 Current liabilities
   Accounts payable and
     accrued liabilities....    $4.6        $ 1.1            $  --             $ 36.7          $ (6.4)       $ 30.3
   Current portion of long-
     term debt..............      --           --               --               33.1            (4.2)         28.9
   Current portion of site
     restoration cost
     accruals...............      --           --               --               12.6            (1.9)         10.7
                                ----        -----            -----             ------          ------        ------
                                 4.6          1.1               --               82.4           (12.5)         69.9
 Long-term debt.............      --           --               --               31.0            (0.2)         30.8
 Site restoration cost
   accruals.................      --           --               --               43.0            (1.5)         41.5
 Future income and mining
   taxes....................      --           --               --                3.3              --           3.3
 Deferred revenue...........    (9.6)          --               --                 --              --            --
 Other long-term
   liabilities..............      --           --               --                6.0              --           6.0
 Debt component of
   convertible debentures...      --           --               --              122.8              --         122.8
 Redeemable retractable
   preferred shares.........      --           --               --                3.1              --           3.1
                                ----        -----            -----             ------          ------        ------
                                (5.0)         1.1               --              291.6           (14.2)        277.4
                                ----        -----            -----             ------          ------        ------
CONVERTIBLE PREFERRED SHARES
 OF SUBSIDIARY COMPANY......      --           --               --               48.0              --          48.0
                                ----        -----            -----             ------          ------        ------
COMMON SHAREHOLDERS' EQUITY
 Common share capital.......      --         (1.1)              --              949.9              --         949.9
 Contributed surplus........      --           --               --               12.9              --          12.9
 Equity component of
   convertible debentures...      --           --               --                 --              --            --
 Deficit....................    (3.9)          --               --             (747.2)             --        (747.2)
 Cumulative translation
   adjustments..............      --           --             28.6                 --              --            --
 Accumulated other
   comprehensive income.....     8.9           --            (28.6)             (14.8)             --         (14.8)
                                ----        -----            -----             ------          ------        ------
                                 5.0         (1.1)              --              200.8              --         200.8
                                ----        -----            -----             ------          ------        ------
                                $ --        $  --            $  --             $540.4          $(14.2)       $526.2
                                ====        =====            =====             ======          ======        ======

    CONSOLIDATED BALANCE SHEET
    AS AT DECEMBER 31, 2000

                                                        ELIMINATION      ADDITIONAL       REDUCTION                     UNREALIZED
                                         RECOGNITION   OF EFFECTS OF     WRITEDOWN     IN DEPRECIATION,                  GAINS ON
                                         OF DEFERRED    RECOGNITION     OF PROPERTY,      DEPLETION                     MARKETABLE
                                          EXCHANGE       OF EQUITY       PLANT AND           AND           REVERSAL     SECURITIES
                                          GAINS ON       COMPONENT       EQUIPMENT       AMORTIZATION       OF 1991         AND
                               UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER            UNDER           DEFICIT      LONG-TERM
                              CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP        U.S. GAAP       ELIMINATION   INVESTMENTS
                              --------   -----------   --------------   ------------   ----------------   -----------   -----------

                                             (A)            (A)             (B)              (B)              (C)           (D)
ASSETS
 Current assets
   Cash and cash
     equivalents............   $ 77.8      $   --         $    --          $   --           $  --            $  --         $ --
   Restricted cash..........      2.9          --              --              --              --               --           --
   Accounts receivable......     20.3          --              --              --              --               --           --
   Inventories..............     54.6          --              --              --              --               --           --
   Marketable securities....      0.7          --              --              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
                                156.3          --              --              --              --               --           --
 Property, plant and
   equipment................    505.6          --              --           (60.5)           11.8               --           --
 Long-term investments......     14.4          --              --              --              --               --          0.4
 Deferred charges and other
   assets...................     23.7          --             0.7              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
                               $700.0      $   --         $   0.7          $(60.5)          $11.8            $  --         $0.4
                               ======      ======         =======          ======           =====            =====         ====
LIABILITIES
 Current liabilities
   Accounts payable and
     accrued liabilities....   $ 40.8      $   --         $    --          $   --           $  --            $  --         $ --
   Current portion of long-
     term debt..............     31.5          --              --              --              --               --           --
   Current portion of site
     restoration cost
     accruals...............      9.3          --              --              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
                                 81.6          --              --              --              --               --           --
 Long-term debt.............     79.8          --              --              --              --               --           --
 Site restoration cost
   accruals.................     47.9          --              --              --              --               --           --
 Future income and mining
   taxes....................      3.5          --              --              --              --               --           --
 Deferred revenue...........     10.1          --              --              --              --               --           --
 Other long-term
   liabilities..............     10.1          --              --              --              --               --           --
 Debt component of
   convertible debentures...     33.4          --            97.0              --              --               --           --
 Redeemable retractable
   preferred shares.........      3.1          --              --              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
                                269.5          --            97.0              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
CONVERTIBLE PREFERRED SHARES
 OF SUBSIDIARY COMPANY......     91.8          --              --              --              --               --           --
                               ------      ------         -------          ------           -----            -----         ----
COMMON SHAREHOLDERS' EQUITY
 Common share capital.......    913.2          --              --              --              --              5.3           --
 Contributed surplus........     12.9          --              --              --              --               --           --
 Equity component of
   convertible debentures...    117.0       (12.4)         (104.6)             --              --               --           --
 Deficit....................   (681.4)       12.4             8.3           (60.5)           11.8             (5.3)          --
 Cumulative translation
   adjustments..............    (23.0)         --              --              --              --               --           --
 Accumulated other
   comprehensive income.....       --          --              --              --              --               --          0.4
                               ------      ------         -------          ------           -----            -----         ----
                                338.7          --           (96.3)          (60.5)           11.8               --          0.4
                               ------      ------         -------          ------           -----            -----         ----
                               $700.0      $   --         $   0.7          $(60.5)          $11.8            $  --         $0.4
                               ======      ======         =======          ======           =====            =====         ====


                                                        RECLASSIFICATION        UNDER
                              ADOPTION                         OF             U.S. GAAP          TO
                                 OF                        CUMULATIVE          BEFORE         ADJUST TO       UNDER
                                SFAS     FLOW THROUGH     TRANSLATION       ADJUSTING TO       EQUITY         U.S.
                                133         SHARES        ADJUSTMENTS       EQUITY BASIS        BASIS         GAAP
                              --------   ------------   ----------------   ---------------   -----------   -----------
                                                                                                           (RESTATED-
                                (E)          (F)              (I)                (K)         (J) AND (K)   NOTE 20(K))
ASSETS
 Current assets
   Cash and cash
     equivalents............    $ --        $(1.4)           $  --             $ 76.4          $(17.3)       $ 59.1
   Restricted cash..........      --          1.4               --                4.3              --           4.3
   Accounts receivable......      --           --               --               20.3             1.3          21.6
   Inventories..............      --           --               --               54.6           (21.7)         32.9
   Marketable securities....      --           --               --                0.7              --           0.7
                                ----        -----            -----             ------          ------        ------
                                  --           --               --              156.3           (37.7)        118.6
 Property, plant and
   equipment................      --           --               --              456.9           (45.6)        411.3
 Long-term investments......      --           --               --               14.8            33.2          48.0
 Deferred charges and other
   assets...................      --           --               --               24.4              --          24.4
                                ----        -----            -----             ------          ------        ------
                                $ --        $  --            $  --             $652.4          $(50.1)       $602.3
                                ====        =====            =====             ======          ======        ======
LIABILITIES
 Current liabilities
   Accounts payable and
     accrued liabilities....    $ --        $  --            $  --             $ 40.8          $ (8.1)       $ 32.7
   Current portion of long-
     term debt..............      --           --               --               31.5           (22.3)          9.2
   Current portion of site
     restoration cost
     accruals...............      --           --               --                9.3              --           9.3
                                ----        -----            -----             ------          ------        ------
                                  --           --               --               81.6           (30.4)         51.2
 Long-term debt.............      --           --               --               79.8           (16.7)         63.1
 Site restoration cost
   accruals.................      --           --               --               47.9            (3.0)         44.9
 Future income and mining
   taxes....................      --           --               --                3.5              --           3.5
 Deferred revenue...........      --           --               --               10.1              --          10.1
 Other long-term
   liabilities..............      --           --               --               10.1              --          10.1
 Debt component of
   convertible debentures...      --           --               --              130.4              --         130.4
 Redeemable retractable
   preferred shares.........      --           --               --                3.1              --           3.1
                                ----        -----            -----             ------          ------        ------
                                  --           --               --              366.5           (50.1)        316.4
                                ----        -----            -----             ------          ------        ------
CONVERTIBLE PREFERRED SHARES
 OF SUBSIDIARY COMPANY......      --           --               --               91.8              --          91.8
                                ----        -----            -----             ------          ------        ------
COMMON SHAREHOLDERS' EQUITY
 Common share capital.......      --           --               --              918.5              --         918.5
 Contributed surplus........      --           --               --               12.9              --          12.9
 Equity component of
   convertible debentures...      --           --               --                 --              --            --
 Deficit....................      --           --               --             (714.7)             --        (714.7)
 Cumulative translation
   adjustments..............      --           --             23.0                 --              --            --
 Accumulated other
   comprehensive income.....      --           --            (23.0)             (22.6)             --         (22.6)
                                ----        -----            -----             ------          ------        ------
                                  --           --               --              194.1              --         194.1
                                ----        -----            -----             ------          ------        ------
                                $ --        $  --            $  --             $652.4          $(50.1)       $602.3
                                ====        =====            =====             ======          ======        ======

    CONSOLIDATED STATEMENTS OF OPERATIONS
    FOR THE YEAR ENDED DECEMBER 31, 2001

                                                       ELIMINATION      ADDITIONAL       REDUCTION
                                        RECOGNITION   OF EFFECTS OF     WRITEDOWN     IN DEPRECIATION,
                                        OF DEFERRED    RECOGNITION     OF PROPERTY,      DEPLETION
                                         EXCHANGE       OF EQUITY       PLANT AND           AND           REVERSAL
                                         GAINS ON       COMPONENT       EQUIPMENT       AMORTIZATION       OF 1991
                              UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER            UNDER           DEFICIT
                             CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP        U.S. GAAP       ELIMINATION
                             --------   -----------   --------------   ------------   ----------------   -----------
                                          (A)            (A)             (B)             (B)               (C)
REVENUE
 Mining revenue............   $270.1       $  --          $  --             $--             $ --            $  --
 Interest and other
   income..................      9.3          --             --             --                --               --
 Mark to market gain (loss)
   on call options.........      3.5          --             --             --                --               --
                              ------       -----          -----             --              ----            -----
                               282.9          --             --             --                --               --
                              ------       -----          -----             --              ----            -----
EXPENSES
 Operating.................    180.7          --             --             --                --               --
 General and
   administrative..........     10.1          --             --             --                --               --
 Exploration...............      7.9          --             --             --                --               --
 Depreciation, depletion
   and amortization........     85.8          --             --             --              (6.1)              --
 Gain on sale of assets....     (1.2)         --             --             --                --               --
 Foreign exchange loss.....      1.1        (6.3)            --             --                --               --
 Interest expense on long-
   term liabilities........      9.1          --            4.1             --                --               --
 Writedown of marketable
   securities and long-term
   investments.............       --          --             --             --                --               --
 Writedown of property,
   plant and equipment.....     16.1          --             --             --                --               --
                              ------       -----          -----             --              ----            -----
                               309.6        (6.3)           4.1             --              (6.1)              --
                              ------       -----          -----             --              ----            -----
                               (26.7)        6.3           (4.1)            --               6.1               --
Share in loss of investee
 companies.................     (2.2)         --             --             --                --               --
                              ------       -----          -----             --              ----            -----
LOSS BEFORE TAXES AND
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........    (28.9)        6.3           (4.1)            --               6.1               --
Provision for income and
 mining taxes..............     (2.9)         --             --             --                --               --
                              ------       -----          -----             --              ----            -----
LOSS FOR THE YEAR BEFORE
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........    (31.8)        6.3           (4.1)            --               6.1               --
DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........     (5.1)         --             --             --                --               --
                              ------       -----          -----             --              ----            -----
NET LOSS FOR THE YEAR......    (36.9)        6.3           (4.1)            --               6.1               --
INCREASE IN EQUITY
 COMPONENT OF CONVERTIBLE
 DEBENTURES................     (7.7)         --            7.7             --                --               --
                              ------       -----          -----             --              ----            -----
NET LOSS FOR THE YEAR
 ATTRIBUTABLE TO COMMON
 SHAREHOLDERS..............   $(44.6)      $ 6.3          $ 3.6             $--             $6.1            $  --
                              ======       =====          =====             ==              ====            =====
LOSS PER SHARE
Basic and diluted..........   $(0.14)
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
 (MILLIONS)................    313.4

                              UNREALIZED
                               GAINS ON
                              MARKETABLE                               RECLASSIFICATION        UNDER
                              SECURITIES     ADOPTION                         OF             U.S. GAAP          TO
                                  AND           OF                        CUMULATIVE          BEFORE         ADJUST TO
                               LONG-TERM       SFAS     FLOW THROUGH     TRANSLATION       ADJUSTING TO       EQUITY
                              INVESTMENTS      133         SHARES        ADJUSTMENTS       EQUITY BASIS        BASIS
                             -------------   --------   ------------   ----------------   ---------------   -----------
                               (D)            (C)         (F)             (I)                (K)            (J) AND (K)
REVENUE
 Mining revenue............       $--         $  --        $  --              $--             $270.1          $(67.8)
 Interest and other
   income..................       --           (3.9)          --              --                 5.4             2.5
 Mark to market gain (loss)
   on call options.........       --             --           --              --                 3.5              --
                                  --          -----        -----              --              ------          ------
                                  --           (3.9)          --              --               279.0           (65.3)
                                  --          -----        -----              --              ------          ------
EXPENSES
 Operating.................       --             --           --              --               180.7           (34.2)
 General and
   administrative..........       --             --           --              --                10.1              --
 Exploration...............       --             --           --              --                 7.9            (2.1)
 Depreciation, depletion
   and amortization........       --             --           --              --                79.7           (20.5)
 Gain on sale of assets....       --             --           --              --                (1.2)             --
 Foreign exchange loss.....       --             --           --              --                (5.2)           (0.4)
 Interest expense on long-
   term liabilities........       --             --           --              --                13.2            (3.6)
 Writedown of marketable
   securities and long-term
   investments.............       --             --           --              --                  --              --
 Writedown of property,
   plant and equipment.....       --             --           --              --                16.1              --
                                  --          -----        -----              --              ------          ------
                                  --             --           --              --               301.3           (60.8)
                                  --          -----        -----              --              ------          ------
                                  --           (3.9)          --              --               (22.3)           (4.5)
Share in loss of investee
 companies.................       --             --           --              --                (2.2)           (0.8)
                                  --          -----        -----              --              ------          ------
LOSS BEFORE TAXES AND
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........       --           (3.9)          --              --               (24.5)           (5.3)
Provision for income and
 mining taxes..............       --             --           --              --                (2.9)            5.3
                                  --          -----        -----              --              ------          ------
LOSS FOR THE YEAR BEFORE
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........       --           (3.9)          --              --               (27.4)             --
DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........       --             --           --              --                (5.1)             --
                                  --          -----        -----              --              ------          ------
NET LOSS FOR THE YEAR......       --           (3.9)          --              --               (32.5)             --
INCREASE IN EQUITY
 COMPONENT OF CONVERTIBLE
 DEBENTURES................       --             --           --              --                  --              --
                                  --          -----        -----              --              ------          ------
NET LOSS FOR THE YEAR
 ATTRIBUTABLE TO COMMON
 SHAREHOLDERS..............       $--         $(3.9)       $  --              $--             $(32.5)         $   --
                                  ==          =====        =====              ==              ======          ======
LOSS PER SHARE
Basic and diluted..........
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
 (MILLIONS)................


                                UNDER
                                U.S.
                                GAAP
                             -----------
                             (RESTATED-
                             NOTE 20(K))
REVENUE
 Mining revenue............    $202.3
 Interest and other
   income..................       7.9
 Mark to market gain (loss)
   on call options.........       3.5
                               ------
                                213.7
                               ------
EXPENSES
 Operating.................     146.5
 General and
   administrative..........      10.1
 Exploration...............       5.8
 Depreciation, depletion
   and amortization........      59.2
 Gain on sale of assets....      (1.2)
 Foreign exchange loss.....      (5.6)
 Interest expense on long-
   term liabilities........       9.6
 Writedown of marketable
   securities and long-term
   investments.............        --
 Writedown of property,
   plant and equipment.....      16.1
                               ------
                                240.5
                               ------
                                (26.8)
Share in loss of investee
 companies.................      (3.0)
                               ------
LOSS BEFORE TAXES AND
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........     (29.8)
Provision for income and
 mining taxes..............       2.4
                               ------
LOSS FOR THE YEAR BEFORE
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........     (27.4)
DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........      (5.1)
                               ------
NET LOSS FOR THE YEAR......     (32.5)
INCREASE IN EQUITY
 COMPONENT OF CONVERTIBLE
 DEBENTURES................        --
                               ------
NET LOSS FOR THE YEAR
 ATTRIBUTABLE TO COMMON
 SHAREHOLDERS..............    $(40.2)
                               ======
LOSS PER SHARE
Basic and diluted..........    $(0.10)
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
 (MILLIONS)................     313.4

    CONSOLIDATED STATEMENTS OF OPERATIONS
    FOR THE YEAR ENDED DECEMBER 31, 2000

                                                       ELIMINATION      ADDITIONAL       REDUCTION
                                        RECOGNITION   OF EFFECTS OF     WRITEDOWN     IN DEPRECIATION,
                                        OF DEFERRED    RECOGNITION     OF PROPERTY,      DEPLETION
                                         EXCHANGE       OF EQUITY       PLANT AND           AND           REVERSAL
                                         GAINS ON       COMPONENT       EQUIPMENT       AMORTIZATION       OF 1991
                              UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER            UNDER           DEFICIT
                             CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP        U.S. GAAP       ELIMINATION
                             --------   -----------   --------------   ------------   ----------------   -----------
                                          (A)            (A)             (B)             (B)               (C)
REVENUE
 Mining revenue............  $ 271.0       $  --          $  --           $  --             $ --            $  --
 Interest and other
   income..................     14.2          --             --              --               --               --
 Mark to market gain (loss)
   on call options.........      4.1          --             --              --               --               --
                             -------       -----          -----           -----             ----            -----
                               289.3          --             --              --               --               --
                             -------       -----          -----           -----             ----            -----
EXPENSES
 Operating.................    189.6          --             --              --               --               --
 General and
   administrative..........     10.4          --             --              --               --               --
 Exploration...............     11.4          --             --              --               --               --
 Depreciation, depletion
   and amortization........     93.2          --             --              --             (7.7)              --
 Gain on sale of assets....     (4.1)         --             --              --               --               --
 Foreign exchange (loss)
   gain....................     (0.5)       (5.7)            --              --               --               --
 Interest expense on long-
   term liabilities........     14.3          --            4.9              --               --               --
 Writedown of marketable
   securities and long-term
   investments.............     13.1          --             --              --               --               --
 Writedown of property,
   plant and equipment.....     72.1          --             --            (3.9)              --               --
                             -------       -----          -----           -----             ----            -----
                               399.5        (5.7)           4.9            (3.9)            (7.7)              --
                             -------       -----          -----           -----             ----            -----
                              (110.2)        5.7           (4.9)            3.9              7.7               --
 Share in loss of investee
   companies...............     (8.1)         --             --              --               --               --
                             -------       -----          -----           -----             ----            -----
LOSS BEFORE TAXES AND
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........   (118.3)        5.7           (4.9)            3.9              7.7               --
Provision for income and
 mining taxes..............     (0.9)         --             --              --               --               --
                             -------       -----          -----           -----             ----            -----
LOSS FOR THE YEAR BEFORE
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........   (119.2)        5.7           (4.9)            3.9              7.7               --
DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........     (6.9)         --             --              --               --               --
                             -------       -----          -----           -----             ----            -----
NET LOSS FOR THE YEAR......   (126.1)        5.7           (4.9)            3.9              7.7               --
INCREASE IN EQUITY
 COMPONENT OF CONVERTIBLE
 DEBENTURES................     (7.2)         --            7.2              --               --               --
                             -------       -----          -----           -----             ----            -----
NET LOSS FOR THE YEAR
 ATTRIBUTABLE TO COMMON
 SHAREHOLDERS..............  $(133.3)      $ 5.7          $ 2.3           $ 3.9             $7.7            $  --
                             =======       =====          =====           =====             ====            =====
LOSS PER SHARE
Basic and diluted..........  $ (0.45)
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
 (MILLIONS)................    298.1

                              UNREALIZED
                               GAINS ON
                              MARKETABLE                               RECLASSIFICATION        UNDER
                              SECURITIES     ADOPTION                         OF             U.S. GAAP          TO
                                  AND           OF                        CUMULATIVE          BEFORE         ADJUST TO
                               LONG-TERM       SFAS     FLOW THROUGH     TRANSLATION       ADJUSTING TO       EQUITY
                              INVESTMENTS      133         SHARES        ADJUSTMENTS       EQUITY BASIS        BASIS
                             -------------   --------   ------------   ----------------   ---------------   -----------
                               (D)            (C)         (F)             (I)                 (K)           (J) AND (K)
REVENUE
 Mining revenue............       $--           $--          $--              $--             $ 271.0         $ (67.8)
 Interest and other
   income..................       --            --           --               --                 14.2             1.5
 Mark to market gain (loss)
   on call options.........       --            --           --               --                  4.1              --
                                  --            --           --               --              -------         -------
                                  --            --           --               --                289.3           (66.3)
                                  --            --           --               --              -------         -------
EXPENSES
 Operating.................       --            --           --               --                189.6           (32.2)
 General and
   administrative..........       --            --           --               --                 10.4              --
 Exploration...............       --            --           --               --                 11.4            (2.3)
 Depreciation, depletion
   and amortization........       --            --           --               --                 85.5           (26.0)
 Gain on sale of assets....       --            --           --               --                 (4.1)             --
 Foreign exchange (loss)
   gain....................       --            --           --               --                 (6.2)            0.4
 Interest expense on long-
   term liabilities........       --            --           --               --                 19.2            (6.3)
 Writedown of marketable
   securities and long-term
   investments.............       --            --           --               --                 13.1              --
 Writedown of property,
   plant and equipment.....       --            --           --               --                 68.2              --
                                  --            --           --               --              -------         -------
                                  --            --           --               --                387.1           (66.4)
                                  --            --           --               --              -------         -------
                                  --            --           --               --                (97.8)            0.1
 Share in loss of investee
   companies...............       --            --           --               --                 (8.1)           (4.2)
                                  --            --           --               --              -------         -------
LOSS BEFORE TAXES AND
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........       --            --           --               --               (105.9)           (4.1)
Provision for income and
 mining taxes..............       --            --           --               --                 (0.9)            4.1
                                  --            --           --               --              -------         -------
LOSS FOR THE YEAR BEFORE
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........       --            --           --               --               (106.8)             --
DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........       --            --           --               --                 (6.9)             --
                                  --            --           --               --              -------         -------
NET LOSS FOR THE YEAR......       --            --           --               --               (113.7)             --
INCREASE IN EQUITY
 COMPONENT OF CONVERTIBLE
 DEBENTURES................       --            --           --               --                   --              --
                                  --            --           --               --              -------         -------
NET LOSS FOR THE YEAR
 ATTRIBUTABLE TO COMMON
 SHAREHOLDERS..............       $--           $--          $--              $--             $(113.7)        $    --
                                  ==            ==           ==               ==              =======         =======
LOSS PER SHARE
Basic and diluted..........
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
 (MILLIONS)................


                                UNDER
                                U.S.
                                GAAP
                             -----------
                             (RESTATED-
                             NOTE 20(K))
REVENUE
 Mining revenue............    $ 203.2
 Interest and other
   income..................       15.7
 Mark to market gain (loss)
   on call options.........        4.1
                               -------
                                 223.0
                               -------
EXPENSES
 Operating.................      157.4
 General and
   administrative..........       10.4
 Exploration...............        9.1
 Depreciation, depletion
   and amortization........       59.5
 Gain on sale of assets....       (4.1)
 Foreign exchange (loss)
   gain....................       (5.8)
 Interest expense on long-
   term liabilities........       12.9
 Writedown of marketable
   securities and long-term
   investments.............       13.1
 Writedown of property,
   plant and equipment.....       68.2
                               -------
                                 320.7
                               -------
                                 (97.7)
 Share in loss of investee
   companies...............      (12.3)
                               -------
LOSS BEFORE TAXES AND
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........     (110.0)
Provision for income and
 mining taxes..............        3.2
                               -------
LOSS FOR THE YEAR BEFORE
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........     (106.8)
DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY........       (6.9)
                               -------
NET LOSS FOR THE YEAR......     (113.7)
INCREASE IN EQUITY
 COMPONENT OF CONVERTIBLE
 DEBENTURES................         --
                               -------
NET LOSS FOR THE YEAR
 ATTRIBUTABLE TO COMMON
 SHAREHOLDERS..............    $(113.7)
                               =======
LOSS PER SHARE
Basic and diluted..........    $ (0.38)
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
 (MILLIONS)................      298.1

    CONSOLIDATED STATEMENTS OF OPERATIONS
    FOR THE YEAR ENDED DECEMBER 31, 1999

                                                     ELIMINATION      ADDITIONAL       REDUCTION                     UNREALIZED
                                      RECOGNITION   OF EFFECTS OF     WRITEDOWN     IN DEPRECIATION,                  GAINS ON
                                      OF DEFERRED    RECOGNITION     OF PROPERTY,      DEPLETION                     MARKETABLE
                                       EXCHANGE       OF EQUITY       PLANT AND           AND           REVERSAL     SECURITIES
                                       GAINS ON       COMPONENT       EQUIPMENT       AMORTIZATION       OF 1991         AND
                            UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER            UNDER           DEFICIT      LONG-TERM
                           CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP        U.S. GAAP       ELIMINATION   INVESTMENTS
                           --------   -----------   --------------   ------------   ----------------   -----------   -----------
                                        (A)            (A)              (B)            (B)               (C)          (D)
REVENUE
 Mining revenue..........  $ 304.0       $  --          $  --           $   --            $ --            $  --          $--
 Interest and other
   income................     15.5          --             --               --              --               --          --
 Mark to market gain
   (loss) on call
   options...............     (2.5)         --             --               --              --               --          --
                           -------       -----          -----           ------            ----            -----          --
                             317.0          --             --               --              --               --          --
                           -------       -----          -----           ------            ----            -----          --
EXPENSES
 Operating...............    209.4          --             --               --              --               --          --
 General and
   administrative........     11.2        (0.2)            --               --              --               --          --
 Exploration.............     11.1          --             --               --              --               --          --
 Depreciation, depletion
   and amortization......    110.9          --             --               --            (4.1)              --          --
 Gain on sale of
   assets................     (0.1)         --             --               --              --               --          --
 Foreign exchange (loss)
   gain..................     (0.2)        8.0             --               --              --               --          --
 Interest expense on
   long-term
   liabilities...........     15.8          --            4.4               --              --               --          --
 Writedown of marketable
   securities and
   long-term
   investments...........      4.6          --             --               --              --               --          --
 Writedown of property,
   plant and equipment...    184.9          --             --            (20.5)             --               --          --
                           -------       -----          -----           ------            ----            -----          --
                             547.6         7.8            4.4            (20.5)           (4.1)              --          --
                           -------       -----          -----           ------            ----            -----          --
                            (230.6)       (7.8)          (4.4)            20.5             4.1               --          --
Share in loss of investee
 companies...............     (0.3)         --             --               --              --               --          --
                           -------       -----          -----           ------            ----            -----          --
LOSS BEFORE TAXES AND
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY......   (230.9)       (7.8)          (4.4)            20.5             4.1               --          --
Provision for income and
 mining taxes............     (2.9)         --             --               --              --               --          --
                           -------       -----          -----           ------            ----            -----          --
LOSS FOR THE YEAR BEFORE
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY......   (233.8)       (7.8)          (4.4)            20.5             4.1               --          --
DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY......     (6.9)         --             --               --              --               --          --
                           -------       -----          -----           ------            ----            -----          --
NET LOSS FOR THE YEAR....   (240.7)       (7.8)          (4.4)            20.5             4.1               --          --
INCREASE IN EQUITY
 COMPONENT OF CONVERTIBLE
 DEBENTURES..............     (6.5)         --            6.5               --              --               --          --
                           -------       -----          -----           ------            ----            -----          --
NET LOSS FOR THE YEAR
 ATTRIBUTABLE TO COMMON
 SHAREHOLDERS............  $(247.2)      $(7.8)         $ 2.1           $ 20.5            $4.1            $  --          $--
                           =======       =====          =====           ======            ====            =====          ==
LOSS PER SHARE
Basic and diluted........  $ (0.83)
WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING
 (MILLIONS)..............    299.2

                            OBLIGATION
                           FOR EMPLOYEE
                              FUTURE                     RECLASSIFICATION        UNDER
                             BENEFITS                           OF             U.S. GAAP          TO
                              OTHER                         CUMULATIVE          BEFORE         ADJUST TO       UNDER
                               THAN       FLOW THROUGH     TRANSLATION       ADJUSTING TO       EQUITY         U.S.
                             PENSIONS        SHARES        ADJUSTMENTS       EQUITY BASIS        BASIS         GAAP
                           ------------   ------------   ----------------   ---------------   -----------   -----------
                             (E)            (F)             (I)                 (K)           (J) AND (K)   (RESTATED-
                                                                                                            NOTE 20(K))
REVENUE
 Mining revenue..........       $--            $--              $--            $  304.0         $ (71.0)      $ 233.0
 Interest and other
   income................       --             --               --                 15.5             2.4          17.9
 Mark to market gain
   (loss) on call
   options...............       --             --               --                 (2.5)             --          (2.5)
                                --             --               --             --------         -------       -------
                                --             --               --                317.0           (68.6)        248.4
                                --             --               --             --------         -------       -------
EXPENSES
 Operating...............       --             --               --                209.4           (34.0)        175.4
 General and
   administrative........       --             --               --                 11.0              --          11.0
 Exploration.............       --             --               --                 11.1            (1.8)          9.3
 Depreciation, depletion
   and amortization......       --             --               --                106.8           (26.2)         80.6
 Gain on sale of
   assets................       --             --               --                 (0.1)             --          (0.1)
 Foreign exchange (loss)
   gain..................       --             --               --                  7.8            (0.1)          7.7
 Interest expense on
   long-term
   liabilities...........       --             --               --                 20.2            (7.0)         13.2
 Writedown of marketable
   securities and
   long-term
   investments...........       --             --               --                  4.6              --           4.6
 Writedown of property,
   plant and equipment...       --             --               --                164.4              --         164.4
                                --             --               --             --------         -------       -------
                                --             --               --                535.2           (69.1)        466.1
                                --             --               --             --------         -------       -------
                                --             --               --               (218.2)            0.5        (217.7)
Share in loss of investee
 companies...............       --             --               --                 (0.3)           (3.4)         (3.7)
                                --             --               --             --------         -------       -------
LOSS BEFORE TAXES AND
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY......       --             --               --               (218.5)           (2.9)       (221.4)
Provision for income and
 mining taxes............       --             --               --                 (2.9)            2.9            --
                                --             --               --             --------         -------       -------
LOSS FOR THE YEAR BEFORE
 DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY......       --             --               --               (221.4)             --        (221.4)
DIVIDENDS ON CONVERTIBLE
 PREFERRED SHARES OF
 SUBSIDIARY COMPANY......       --             --               --                 (6.9)             --          (6.9)
                                --             --               --             --------         -------       -------
NET LOSS FOR THE YEAR....       --             --               --               (228.3)             --        (228.3)
INCREASE IN EQUITY
 COMPONENT OF CONVERTIBLE
 DEBENTURES..............       --             --               --                   --              --            --
                                --             --               --             --------         -------       -------
NET LOSS FOR THE YEAR
 ATTRIBUTABLE TO COMMON
 SHAREHOLDERS............       $--            $--              $--            $ (228.3)        $    --       $(228.3)
                                ==             ==               ==             ========         =======       =======
LOSS PER SHARE
Basic and diluted........                                                                                     $ (0.76)
WEIGHTED AVERAGE NUMBER
 OF COMMON SHARES
 OUTSTANDING
 (MILLIONS)..............                                                                                       299.2

   Statement of Operations Presentation: Revenue would exclude the items "interest and other income" and "mark to market gain (loss) on call options". Accordingly, "mining revenue" would be the only category presented within revenue on the statement of operations presented under U.S. GAAP.

   For U.S. GAAP purposes, the measure "Loss before taxes and dividends on convertible preferred shares of subsidiary company" is not a recognized term and would therefore not be presented.

   The following table reconciles "Loss before taxes and dividends on convertible preferred shares of subsidiary company" to "loss from operations":

                                                                     2001          2000          1999
                                                                  ----------    ----------    ----------
                                                                   Restated      Restated      Restated
                                                                  Note 20(k)    Note 20(k)    Note 20(k)
    Loss before taxes and dividends on convertible preferred
      shares of subsidiary company..............................    $(29.8)      $(110.0)      $(221.4)
    Add/(deduct):
    Interest and other income...................................      (7.9)        (15.7)        (17.9)
    Mark to market (gain) loss on call options..................      (3.5)         (4.1)          2.5
    Interest expense on long-term liabilities...................       9.6          12.9          13.2
    Write-down of marketable securities and long-term
      investments...............................................        --          13.1           4.6
    Share in loss of investee companies.........................       3.0          12.3           3.7
                                                                    ------       -------       -------
    Loss from operations for U.S. GAAP..........................    $(28.6)      $ (91.5)      $(215.3)
                                                                    ======       =======       =======

   In addition, "dividends on convertible preferred shares of subsidiary" are required to be presented as a component of non-operating loss:

   For U.S. GAAP purposes, the components of non-operating loss are as follows:

                                                                     2001          2000          1999
                                                                  ----------    ----------    ----------
                                                                   Restated      Restated      Restated
                                                                  Note 20(k)    Note 20(k)    Note 20(k)
    Interest and other income...................................    $  7.9       $  15.7       $  17.9
    Mark to market gain (loss) on call options..................       3.5           4.1          (2.5)
    Share in loss of investee companies.........................      (3.0)        (12.3)         (3.7)
    Interest expense on long-term liabilities...................      (9.6)        (12.9)        (13.2)
    Write-down of marketable securities and long-term
      investments...............................................        --         (13.1)         (4.6)
    Dividends on convertible preferred shares of subsidiary
      company...................................................      (5.1)         (6.9)         (6.9)
                                                                    ------       -------       -------
    Non-operating loss for U.S. GAAP............................    $ (6.3)      $ (25.4)      $ (13.0)
                                                                    ======       =======       =======

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE YEAR ENDED DECEMBER 31, 2001

                                                           ELIMINATION      ADDITIONAL       REDUCTION
                                            RECOGNITION   OF EFFECTS OF     WRITEDOWN     IN DEPRECIATION,
                                            OF DEFERRED    RECOGNITION     OF PROPERTY,      DEPLETION
                                             EXCHANGE       OF EQUITY       PLANT AND           AND           REVERSAL
                                             GAINS ON       COMPONENT       EQUIPMENT       AMORTIZATION       OF 1991
                                  UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER            UNDER           DEFICIT
                                 CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP        U.S. GAAP       ELIMINATION
                                 --------   -----------   --------------   ------------   ----------------   -----------
                                              (A)            (A)             (B)             (B)               (C)
NET INFLOW (OUTFLOW) OF CASH
 RELATED TO THE FOLLOWING
 ACTIVITIES:
OPERATING:
 Loss for the year before
   dividends on convertible
   preferred shares of
   subsidiary company..........   $(31.8)      $ 6.3          $(4.1)          $  --            $ 6.1            $  --
 Items not affecting cash:
   Depreciation, depletion and
     amortization..............     85.8          --             --              --             (6.1)              --
   Writedown of property, plant
     and equipment.............     14.6          --             --              --               --               --
   Writedown of marketable
     securities and long-term
     investments...............       --          --             --              --               --               --
   Gain on sale of assets......     (1.2)         --             --              --               --               --
   Future income and mining
     taxes.....................       --          --             --              --               --               --
   Deferred revenue realized...    (17.7)         --             --              --               --               --
   Site restoration cost
     accruals..................      1.9          --             --              --               --               --
   Share in loss of investee
     companies.................      2.2          --             --              --               --               --
   Interest on convertible
     debentures................       --          --           (1.3)             --               --               --
   Unrealized foreign exchange
     gains on convertible
     debentures................       --        (6.3)            --              --               --               --
                                  ------       -----          -----           -----            -----            -----
                                    53.8          --           (5.4)             --               --               --
 Proceeds on restructuring of
   gold forward sales
   contracts...................     21.6          --             --              --               --               --
 Site restoration cash
   expenditures................     (7.1)         --             --              --               --               --
 Changes in non-cash working
   capital items
   Accounts receivable.........      5.1          --             --              --               --               --
   Inventories.................      9.6          --             --              --               --               --
   Marketable securities.......       --          --             --              --               --               --
   Accounts payable and accrued
     liabilities...............     (8.0)         --             --              --               --               --
 Effect of exchange rate
   changes on cash.............     (0.5)         --             --              --               --               --
                                  ------       -----          -----           -----            -----            -----
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES..........     74.5          --           (5.4)             --               --               --
                                  ------       -----          -----           -----            -----            -----
FINANCING:
 Issuance of common shares.....      5.4          --             --              --               --               --
 Reduction of debt component of
   convertible debentures......     (5.4)         --            5.4              --               --               --
 Repayment of debt.............    (46.5)         --             --              --               --               --
 Dividends on convertible
   preferred shares of
   subsidiary company..........       --          --             --              --               --               --
                                  ------       -----          -----           -----            -----            -----
CASH FLOW USED IN FINANCING
 ACTIVITIES....................    (46.5)         --            5.4              --               --               --
                                  ------       -----          -----           -----            -----            -----
INVESTING:
 Additions to property, plant
   and equipment...............    (30.4)         --             --              --               --               --
 Business acquisitions, net of
   cash acquired...............     (1.2)         --             --              --               --               --
 Long-term investments and
   other assets................      2.1          --             --              --               --               --
 Proceeds from the sale of
   property, plant and
   equipment...................      1.8          --             --              --               --               --
 Decrease (increase) in
   restricted cash.............      2.9          --             --              --               --               --
                                  ------       -----          -----           -----            -----            -----

                                  UNREALIZED
                                   GAINS ON
                                  MARKETABLE                               RECLASSIFICATION      UNDER
                                  SECURITIES     ADOPTION                         OF           U.S. GAAP         TO
                                      AND           OF                        CUMULATIVE         BEFORE       ADJUST TO
                                   LONG-TERM       SFAS     FLOW THROUGH     TRANSLATION      ADJUSTING TO     EQUITY
                                  INVESTMENTS      133         SHARES        ADJUSTMENTS      EQUITY BASIS      BASIS
                                 -------------   --------   ------------   ----------------   ------------   -----------
                                    (D)           (E)         (F)             (I)                (K)         (J) AND (K)

NET INFLOW (OUTFLOW) OF CASH
 RELATED TO THE FOLLOWING
 ACTIVITIES:
OPERATING:
 Loss for the year before
   dividends on convertible
   preferred shares of
   subsidiary company..........      $  --        $(3.9)       $  --            $  --            $(27.4)       $   --
 Items not affecting cash:
   Depreciation, depletion and
     amortization..............         --           --           --               --              79.7         (20.5)
   Writedown of property, plant
     and equipment.............         --           --           --               --              14.6            --
   Writedown of marketable
     securities and long-term
     investments...............         --           --           --               --                --            --
   Gain on sale of assets......         --           --           --               --              (1.2)           --
   Future income and mining
     taxes.....................         --           --           --               --                --            --
   Deferred revenue realized...         --          3.9           --               --             (13.8)           --
   Site restoration cost
     accruals..................         --           --           --               --               1.9          (0.4)
   Share in loss of investee
     companies.................         --           --           --               --               2.2           0.8
   Interest on convertible
     debentures................         --           --           --               --              (1.3)           --
   Unrealized foreign exchange
     gains on convertible
     debentures................         --           --           --               --              (6.3)           --
                                     -----        -----        -----            -----            ------        ------
                                        --           --           --               --              48.4         (20.1)
 Proceeds on restructuring of
   gold forward sales
   contracts...................         --           --           --               --              21.6            --
 Site restoration cash
   expenditures................         --           --           --               --              (7.1)           --
 Changes in non-cash working
   capital items
   Accounts receivable.........         --           --           --               --               5.1          (4.4)
   Inventories.................         --           --           --               --               9.6          (4.7)
   Marketable securities.......         --           --           --               --                --            --
   Accounts payable and accrued
     liabilities...............         --           --           --               --              (8.0)          1.7
 Effect of exchange rate
   changes on cash.............         --           --           --               --              (0.5)           --
                                     -----        -----        -----            -----            ------        ------
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES..........         --           --           --               --              69.1         (27.5)
                                     -----        -----        -----            -----            ------        ------
FINANCING:
 Issuance of common shares.....         --           --           --               --               5.4            --
 Reduction of debt component of
   convertible debentures......         --           --           --               --                --            --
 Repayment of debt.............         --           --           --               --             (46.5)         34.6
 Dividends on convertible
   preferred shares of
   subsidiary company..........         --           --           --               --                --            --
                                     -----        -----        -----            -----            ------        ------
CASH FLOW USED IN FINANCING
 ACTIVITIES....................         --           --           --               --             (41.1)         34.6
                                     -----        -----        -----            -----            ------        ------
INVESTING:
 Additions to property, plant
   and equipment...............         --           --           --               --             (30.4)          0.4
 Business acquisitions, net of
   cash acquired...............         --           --           --               --              (1.2)           --
 Long-term investments and
   other assets................         --           --           --               --               2.1           4.3
 Proceeds from the sale of
   property, plant and
   equipment...................         --           --           --               --               1.8            --
 Decrease (increase) in
   restricted cash.............         --           --         (3.2)              --              (0.3)           --
                                     -----        -----        -----            -----            ------        ------


                                    UNDER
                                  U.S. GAAP
                                 -----------
                                 (RESTATED-
                                 NOTE 20(K))
NET INFLOW (OUTFLOW) OF CASH
 RELATED TO THE FOLLOWING
 ACTIVITIES:
OPERATING:
 Loss for the year before
   dividends on convertible
   preferred shares of
   subsidiary company..........    $(27.4)
 Items not affecting cash:
   Depreciation, depletion and
     amortization..............      59.2
   Writedown of property, plant
     and equipment.............      14.6
   Writedown of marketable
     securities and long-term
     investments...............        --
   Gain on sale of assets......      (1.2)
   Future income and mining
     taxes.....................        --
   Deferred revenue realized...     (13.8)
   Site restoration cost
     accruals..................       1.5
   Share in loss of investee
     companies.................       3.0
   Interest on convertible
     debentures................      (1.3)
   Unrealized foreign exchange
     gains on convertible
     debentures................      (6.3)
                                   ------
                                     28.3
 Proceeds on restructuring of
   gold forward sales
   contracts...................      21.6
 Site restoration cash
   expenditures................      (7.1)
 Changes in non-cash working
   capital items                       --
   Accounts receivable.........       0.7
   Inventories.................       4.9
   Marketable securities.......        --
   Accounts payable and accrued
     liabilities...............      (6.3)
 Effect of exchange rate
   changes on cash.............      (0.5)
                                   ------
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES..........      41.6
                                   ------
FINANCING:
 Issuance of common shares.....       5.4
 Reduction of debt component of
   convertible debentures......        --
 Repayment of debt.............     (11.9)
 Dividends on convertible
   preferred shares of
   subsidiary company..........        --
                                   ------
CASH FLOW USED IN FINANCING
 ACTIVITIES....................      (6.5)
                                   ------
INVESTING:
 Additions to property, plant
   and equipment...............     (30.0)
 Business acquisitions, net of
   cash acquired...............      (1.2)
 Long-term investments and
   other assets................       6.4
 Proceeds from the sale of
   property, plant and
   equipment...................       1.8
 Decrease (increase) in
   restricted cash.............      (0.3)
                                   ------

                                                           ELIMINATION      ADDITIONAL       REDUCTION
                                            RECOGNITION   OF EFFECTS OF     WRITEDOWN     IN DEPRECIATION,
                                            OF DEFERRED    RECOGNITION     OF PROPERTY,      DEPLETION
                                             EXCHANGE       OF EQUITY       PLANT AND           AND           REVERSAL
                                             GAINS ON       COMPONENT       EQUIPMENT       AMORTIZATION       OF 1991
                                  UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER            UNDER           DEFICIT
                                 CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP        U.S. GAAP       ELIMINATION
                                 --------   -----------   --------------   ------------   ----------------   -----------
                                              (A)            (A)             (B)             (B)               (C)
CASH FLOW USED IN INVESTING
 ACTIVITIES....................    (24.8)         --             --              --               --               --
                                  ------       -----          -----           -----            -----            -----
INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..............      3.2          --             --              --               --               --
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR.............     77.8          --             --              --               --               --
                                  ------       -----          -----           -----            -----            -----
CASH AND CASH EQUIVALENTS, END
 OF YEAR.......................   $ 81.0       $  --          $  --           $  --            $  --            $  --
                                  ======       =====          =====           =====            =====            =====

                                  UNREALIZED
                                   GAINS ON
                                  MARKETABLE                               RECLASSIFICATION      UNDER
                                  SECURITIES     ADOPTION                         OF           U.S. GAAP         TO
                                      AND           OF                        CUMULATIVE         BEFORE       ADJUST TO
                                   LONG-TERM       SFAS     FLOW THROUGH     TRANSLATION      ADJUSTING TO     EQUITY
                                  INVESTMENTS      133         SHARES        ADJUSTMENTS      EQUITY BASIS      BASIS
                                 -------------   --------   ------------   ----------------   ------------   -----------
                                    (D)           (E)         (F)             (I)                (K)         (J) AND (K)
CASH FLOW USED IN INVESTING
 ACTIVITIES....................         --           --         (3.2)              --             (28.0)          4.7
                                     -----        -----        -----            -----            ------        ------
INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..............         --           --         (3.2)              --                --          11.8
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR.............         --           --         (1.4)              --              76.4         (17.3)
                                     -----        -----        -----            -----            ------        ------
CASH AND CASH EQUIVALENTS, END
 OF YEAR.......................      $  --        $  --        $(4.6)           $  --            $ 76.4        $ (5.5)
                                     =====        =====        =====            =====            ======        ======


                                    UNDER
                                  U.S. GAAP
                                 -----------
                                 (RESTATED-
                                 NOTE 20(K))
CASH FLOW USED IN INVESTING
 ACTIVITIES....................     (23.3)
                                   ------
INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS..............      11.8
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR.............      59.1
                                   ------
CASH AND CASH EQUIVALENTS, END
 OF YEAR.......................    $ 70.9
                                   ======

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE YEAR ENDED DECEMBER 31, 2000

                                                          ELIMINATION      ADDITIONAL
                                           RECOGNITION   OF EFFECTS OF     WRITEDOWN         REDUCTION
                                           OF DEFERRED    RECOGNITION     OF PROPERTY,   IN DEPRECIATION,
                                            EXCHANGE       OF EQUITY       PLANT AND         DEPLETION        REVERSAL
                                            GAINS ON       COMPONENT       EQUIPMENT     AND AMORTIZATION      OF 1991
                                 UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER             UNDER           DEFICIT
                                CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP         U.S. GAAP       ELIMINATION
                                --------   -----------   --------------   ------------   -----------------   -----------
                                             (A)            (A)             (B)              (B)               (C)
NET INFLOW (OUTFLOW) OF CASH
 RELATED TO THE FOLLOWING
 ACTIVITIES:
OPERATING:
 Loss for the year before
   dividends on convertible
   preferred shares of
   subsidiary company.........  $(119.2)      $ 5.7          $(4.9)          $ 3.9             $ 7.7            $  --
 Items not affecting cash:
   Depreciation, depletion and
     amortization.............     93.2          --             --              --              (7.7)              --
   Writedown of property,
     plant and equipment......     72.1          --             --            (3.9)               --               --
   Interest expense on
     long-term liabilities....     13.1          --             --              --                --               --
   Gain on sale of assets.....     (4.1)         --             --              --                --               --
   Future income and mining
     taxes....................     (3.5)         --             --              --                --               --
   Deferred revenue
     realized.................    (13.5)         --             --              --                --               --
   Site restoration cost
     accruals.................      2.6          --             --              --                --               --
   Share in loss of investee
     companies................      9.4          --             --              --                --               --
   Interest on convertible
     debentures...............       --          --             --              --                --               --
   Unrealized foreign exchange
     gains on convertible
     debentures...............       --        (5.7)            --              --                --               --
                                -------       -----          -----           -----             -----            -----
                                   50.1          --           (4.9)             --                --               --
 Proceeds on restructuring of
   gold forward sales
   contracts..................      4.7          --             --              --                --               --
 Site restoration cash
   expenditures...............     (9.6)         --             --              --                --               --
 Changes in non-cash working
   capital items                                                                --
   Accounts receivable........      5.7          --             --              --                --               --
   Inventories................      0.6          --             --              --                --               --
   Marketable securities......      4.8          --             --              --                --               --
   Accounts payable and
     accrued liabilities......     (8.3)         --             --              --                --               --
 Effect of exchange rate
   changes on cash............     (0.2)         --             --              --                --               --
                                -------       -----          -----           -----             -----            -----
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES.........     47.8          --           (4.9)             --                --               --
                                -------       -----          -----           -----             -----            -----
FINANCING:
 Issuance of common shares....      3.2          --             --              --                --               --
 Repurchase of common
   shares.....................     (5.3)         --             --              --                --               --
 Reduction of debt component
   of convertible
   debentures.................     (4.9)         --            4.9              --                --               --
 Repayment of debt............    (26.4)         --             --              --                --               --
 Dividends on convertible
   preferred shares of
   subsidiary company.........     (3.4)         --             --              --                --               --
                                -------       -----          -----           -----             -----            -----
CASH FLOW USED IN FINANCING
 ACTIVITIES...................    (36.8)         --            4.9              --                --               --
                                -------       -----          -----           -----             -----            -----

                                 UNREALIZED
                                  GAINS ON
                                 MARKETABLE                               RECLASSIFICATION      UNDER
                                 SECURITIES     ADOPTION                         OF           U.S. GAAP         TO
                                     AND           OF                        CUMULATIVE         BEFORE       ADJUST TO
                                  LONG-TERM       SFAS     FLOW THROUGH     TRANSLATION      ADJUSTING TO     EQUITY
                                 INVESTMENTS      133         SHARES        ADJUSTMENTS      EQUITY BASIS      BASIS
                                -------------   --------   ------------   ----------------   ------------   -----------
                                   (D)           (E)         (F)             (I)                (K)         (J) AND (K)

NET INFLOW (OUTFLOW) OF CASH
 RELATED TO THE FOLLOWING
 ACTIVITIES:
OPERATING:
 Loss for the year before
   dividends on convertible
   preferred shares of
   subsidiary company.........      $  --        $  --        $  --            $  --           $(106.8)       $   --
 Items not affecting cash:
   Depreciation, depletion and
     amortization.............         --           --           --               --              85.5         (26.0)
   Writedown of property,
     plant and equipment......         --           --           --               --              68.2            --
   Interest expense on
     long-term liabilities....         --           --           --               --              13.1            --
   Gain on sale of assets.....         --           --           --               --              (4.1)           --
   Future income and mining
     taxes....................         --           --           --               --              (3.5)           --
   Deferred revenue
     realized.................         --           --           --               --             (13.5)           --
   Site restoration cost
     accruals.................         --           --           --               --               2.6          (0.7)
   Share in loss of investee
     companies................         --           --           --               --               9.4           4.2
   Interest on convertible
     debentures...............         --           --           --               --                --            --
   Unrealized foreign exchange
     gains on convertible
     debentures...............         --           --           --               --              (5.7)           --
                                    -----        -----        -----            -----           -------        ------
                                       --           --           --               --              45.2         (22.5)
 Proceeds on restructuring of
   gold forward sales
   contracts..................         --           --           --               --               4.7            --
 Site restoration cash
   expenditures...............         --           --           --               --              (9.6)           --
 Changes in non-cash working
   capital items
   Accounts receivable........         --           --           --               --               5.7           3.3
   Inventories................         --           --           --               --               0.6          (4.7)
   Marketable securities......         --           --           --               --               4.8            --
   Accounts payable and
     accrued liabilities......         --           --           --               --              (8.3)          0.5
 Effect of exchange rate
   changes on cash............         --           --           --               --              (0.2)           --
                                    -----        -----        -----            -----           -------        ------
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES.........         --           --           --               --              42.9         (23.4)
                                    -----        -----        -----            -----           -------        ------
FINANCING:
 Issuance of common shares....         --           --           --               --               3.2            --
 Repurchase of common
   shares.....................         --           --           --               --              (5.3)           --
 Reduction of debt component
   of convertible
   debentures.................         --           --           --               --                --            --
 Repayment of debt............         --           --           --               --             (26.4)         19.4
 Dividends on convertible
   preferred shares of
   subsidiary company.........         --           --           --               --              (3.4)           --
                                    -----        -----        -----            -----           -------        ------
CASH FLOW USED IN FINANCING
 ACTIVITIES...................         --           --           --               --             (31.9)         19.4
                                    -----        -----        -----            -----           -------        ------


                                   UNDER
                                 U.S. GAAP
                                -----------
                                (RESTATED-
                                NOTE 20(K))
NET INFLOW (OUTFLOW) OF CASH
 RELATED TO THE FOLLOWING
 ACTIVITIES:
OPERATING:
 Loss for the year before
   dividends on convertible
   preferred shares of
   subsidiary company.........    $(106.8)
 Items not affecting cash:
   Depreciation, depletion and
     amortization.............       59.5
   Writedown of property,
     plant and equipment......       68.2
   Interest expense on
     long-term liabilities....       13.1
   Gain on sale of assets.....       (4.1)
   Future income and mining
     taxes....................       (3.5)
   Deferred revenue
     realized.................      (13.5)
   Site restoration cost
     accruals.................        1.9
   Share in loss of investee
     companies................       13.6
   Interest on convertible
     debentures...............         --
   Unrealized foreign exchange
     gains on convertible
     debentures...............       (5.7)
                                  -------
                                     22.7
 Proceeds on restructuring of
   gold forward sales
   contracts..................        4.7
 Site restoration cash
   expenditures...............       (9.6)
 Changes in non-cash working
   capital items                       --
   Accounts receivable........        9.0
   Inventories................       (4.1)
   Marketable securities......        4.8
   Accounts payable and
     accrued liabilities......       (7.8)
 Effect of exchange rate
   changes on cash............       (0.2)
                                  -------
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES.........       19.5
                                  -------
FINANCING:
 Issuance of common shares....        3.2
 Repurchase of common
   shares.....................       (5.3)
 Reduction of debt component
   of convertible
   debentures.................         --
 Repayment of debt............       (7.0)
 Dividends on convertible
   preferred shares of
   subsidiary company.........       (3.4)
                                  -------
CASH FLOW USED IN FINANCING
 ACTIVITIES...................      (12.5)
                                  -------

                                                          ELIMINATION      ADDITIONAL
                                           RECOGNITION   OF EFFECTS OF     WRITEDOWN         REDUCTION
                                           OF DEFERRED    RECOGNITION     OF PROPERTY,   IN DEPRECIATION,
                                            EXCHANGE       OF EQUITY       PLANT AND         DEPLETION        REVERSAL
                                            GAINS ON       COMPONENT       EQUIPMENT     AND AMORTIZATION      OF 1991
                                 UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER             UNDER           DEFICIT
                                CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP         U.S. GAAP       ELIMINATION
                                --------   -----------   --------------   ------------   -----------------   -----------
                                             (A)            (A)             (B)              (B)               (C)
INVESTING:
 Additions to property, plant
   and equipment..............    (41.6)         --             --              --                --               --
 Business acquisitions, net of
   cash acquired..............       --          --             --              --                --               --
 Long-term investments and
   other assets...............     (7.4)         --             --              --                --               --
 Proceeds from the sale of
   property, plant and
   equipment..................      4.8          --             --              --                --               --
 Decrease (increase) in
   restricted cash............     (2.9)         --             --              --                --               --
                                -------       -----          -----           -----             -----            -----
CASH FLOW USED IN INVESTING
 ACTIVITIES...................    (47.1)         --             --              --                --               --
                                -------       -----          -----           -----             -----            -----
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.........    (36.1)         --             --              --                --               --
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR............    113.9          --             --              --                --               --
                                -------       -----          -----           -----             -----            -----
CASH AND CASH EQUIVALENTS, END
 OF YEAR......................  $  77.8       $  --          $  --           $  --             $  --            $  --
                                =======       =====          =====           =====             =====            =====

                                 UNREALIZED
                                  GAINS ON
                                 MARKETABLE                               RECLASSIFICATION      UNDER
                                 SECURITIES     ADOPTION                         OF           U.S. GAAP         TO
                                     AND           OF                        CUMULATIVE         BEFORE       ADJUST TO
                                  LONG-TERM       SFAS     FLOW THROUGH     TRANSLATION      ADJUSTING TO     EQUITY
                                 INVESTMENTS      133         SHARES        ADJUSTMENTS      EQUITY BASIS      BASIS
                                -------------   --------   ------------   ----------------   ------------   -----------
                                   (D)           (E)         (F)             (I)                (K)         (J) AND (K)
INVESTING:
 Additions to property, plant
   and equipment..............         --           --           --               --             (41.6)          1.6
 Business acquisitions, net of
   cash acquired..............         --           --           --               --                --            --
 Long-term investments and
   other assets...............         --           --           --               --              (7.4)           --
 Proceeds from the sale of
   property, plant and
   equipment..................         --           --           --               --               4.8            --
 Decrease (increase) in
   restricted cash............         --           --         (1.4)              --              (4.3)           --
                                    -----        -----        -----            -----           -------        ------
CASH FLOW USED IN INVESTING
 ACTIVITIES...................         --           --         (1.4)              --             (48.5)          1.6
                                    -----        -----        -----            -----           -------        ------
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.........         --           --         (1.4)              --             (37.5)         (2.4)
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR............         --           --           --               --             113.9         (14.9)
                                    -----        -----        -----            -----           -------        ------
CASH AND CASH EQUIVALENTS, END
 OF YEAR......................      $  --        $  --        $(1.4)           $  --           $  76.4        $(17.3)
                                    =====        =====        =====            =====           =======        ======


                                   UNDER
                                 U.S. GAAP
                                -----------
                                (RESTATED-
                                NOTE 20(K))
INVESTING:
 Additions to property, plant
   and equipment..............      (40.0)
 Business acquisitions, net of
   cash acquired..............         --
 Long-term investments and
   other assets...............       (7.4)
 Proceeds from the sale of
   property, plant and
   equipment..................        4.8
 Decrease (increase) in
   restricted cash............       (4.3)
                                  -------
CASH FLOW USED IN INVESTING
 ACTIVITIES...................      (46.9)
                                  -------
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.........      (39.9)
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR............       99.0
                                  -------
CASH AND CASH EQUIVALENTS, END
 OF YEAR......................    $  59.1
                                  =======

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE YEAR ENDED DECEMBER 31, 1999

                                                        ELIMINATION      ADDITIONAL
                                         RECOGNITION   OF EFFECTS OF     WRITEDOWN         REDUCTION
                                         OF DEFERRED    RECOGNITION     OF PROPERTY,   IN DEPRECIATION,
                                          EXCHANGE       OF EQUITY       PLANT AND         DEPLETION        REVERSAL
                                          GAINS ON       COMPONENT       EQUIPMENT     AND AMORTIZATION      OF 1991
                               UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER             UNDER           DEFICIT
                              CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP         U.S. GAAP       ELIMINATION
                              --------   -----------   --------------   ------------   -----------------   -----------
                                           (A)            (A)              (B)             (B)               (C)
NET INFLOW (OUTFLOW) OF CASH
 RELATED TO THE FOLLOWING
 ACTIVITIES:
OPERATING:
 Loss for the year before
   dividends on convertible
   preferred shares of
   subsidiary company.......  $(233.8)      $(7.8)         $(4.4)          $ 20.5            $ 4.1            $  --
 Items not affecting cash:
   Depreciation, depletion
     and amortization.......    110.9          --             --               --             (4.1)              --
   Writedown of property,
     plant and equipment....    184.9          --             --            (20.5)              --               --
   Writedown of marketable
     securities and
     long-term
     investments............      4.6          --             --               --               --               --
   Gain on sale of assets...     (0.1)         --             --               --               --               --
   Future income and mining
     taxes..................       --          --             --               --               --               --
   Deferred revenue
     realized...............     (6.9)         --             --               --               --               --
   Site restoration cost
     accruals...............      3.1          --             --               --               --               --
   Share in loss of investee
     companies..............      0.3          --             --               --               --               --
   Interest on convertible
     debentures.............       --          --             --               --               --               --
   Unrealized foreign
     exchange gains on
     convertible
     debentures.............       --         7.8             --               --               --               --
                              -------       -----          -----           ------            -----            -----
                                 63.0          --           (4.4)              --               --               --
 Proceeds on restructuring
   of gold forward sales
   contracts................       --          --             --               --               --               --
 Site restoration cash
   expenditures.............     (6.3)         --             --               --               --               --
 Changes in non-cash working
   capital items
   Accounts receivable......     10.1          --             --               --               --               --
   Inventories..............      3.3          --             --               --               --               --
   Marketable securities....     (3.2)         --             --               --               --               --
   Accounts payable and
     accrued liabilities....      0.4          --             --               --               --               --
 Effect of exchange rate
   changes on cash..........      2.2          --             --               --               --               --
                              -------       -----          -----           ------            -----            -----
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES.......     69.5          --           (4.4)              --               --               --
                              -------       -----          -----           ------            -----            -----
FINANCING:
 Issuance of common
   shares...................      2.0          --             --               --               --               --
 Repurchase of common
   shares...................     (7.5)         --             --               --               --               --
 Reduction of debt component
   of convertible
   debentures...............     (4.4)         --            4.4               --               --               --
 Repayment of debt..........    (14.7)         --             --               --               --               --
 Dividends on convertible
   preferred shares of
   subsidiary company.......     (6.9)         --             --               --               --               --
                              -------       -----          -----           ------            -----            -----
CASH FLOW USED IN FINANCING
 ACTIVITIES.................    (31.5)         --            4.4               --               --               --
                              -------       -----          -----           ------            -----            -----

                               UNREALIZED
                                GAINS ON       OBLIGATION
                               MARKETABLE     FOR EMPLOYEE                  RECLASSIFICATION      UNDER
                               SECURITIES        FUTURE                            OF           U.S. GAAP         TO
                                   AND          BENEFITS                       CUMULATIVE         BEFORE       ADJUST TO
                                LONG-TERM      OTHER THAN    FLOW THROUGH     TRANSLATION      ADJUSTING TO     EQUITY
                               INVESTMENTS      PENSIONS        SHARES        ADJUSTMENTS      EQUITY BASIS      BASIS
                              -------------   ------------   ------------   ----------------   ------------   -----------
                                 (D)            (E)            (F)             (I)                (K)         (J) AND (K)

NET INFLOW (OUTFLOW) OF CASH
 RELATED TO THE FOLLOWING
 ACTIVITIES:
OPERATING:
 Loss for the year before
   dividends on convertible
   preferred shares of
   subsidiary company.......      $  --          $  --          $  --            $  --           $(221.4)       $   --
 Items not affecting cash:
   Depreciation, depletion
     and amortization.......         --             --             --               --             106.8         (26.2)
   Writedown of property,
     plant and equipment....         --             --             --               --             164.4            --
   Writedown of marketable
     securities and
     long-term
     investments............         --             --             --               --               4.6            --
   Gain on sale of assets...         --             --             --               --              (0.1)           --
   Future income and mining
     taxes..................         --             --             --               --                --            --
   Deferred revenue
     realized...............         --             --             --               --              (6.9)           --
   Site restoration cost
     accruals...............         --             --             --               --               3.1          (0.9)
   Share in loss of investee
     companies..............         --             --             --               --               0.3           3.4
   Interest on convertible
     debentures.............         --             --             --               --                --            --
   Unrealized foreign
     exchange gains on
     convertible
     debentures.............         --             --             --               --               7.8            --
                                  -----          -----          -----            -----           -------        ------
                                     --             --             --               --              58.6         (23.7)
 Proceeds on restructuring
   of gold forward sales
   contracts................         --             --             --               --                --            --
 Site restoration cash
   expenditures.............         --             --             --               --              (6.3)           --
 Changes in non-cash working
   capital items
   Accounts receivable......         --             --             --               --              10.1          12.8
   Inventories..............         --             --             --               --               3.3          (3.9)
   Marketable securities....         --             --             --               --              (3.2)           --
   Accounts payable and
     accrued liabilities....         --             --             --               --               0.4          (9.9)
 Effect of exchange rate
   changes on cash..........         --             --             --               --               2.2            --
                                  -----          -----          -----            -----           -------        ------
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES.......         --             --             --               --              65.1         (24.7)
                                  -----          -----          -----            -----           -------        ------
FINANCING:
 Issuance of common
   shares...................         --             --             --               --               2.0            --
 Repurchase of common
   shares...................         --             --             --               --              (7.5)           --
 Reduction of debt component
   of convertible
   debentures...............         --             --             --               --                --            --
 Repayment of debt..........         --             --             --               --             (14.7)         20.1
 Dividends on convertible
   preferred shares of
   subsidiary company.......         --             --             --               --              (6.9)           --
                                  -----          -----          -----            -----           -------        ------
CASH FLOW USED IN FINANCING
 ACTIVITIES.................         --             --             --               --             (27.1)         20.1
                                  -----          -----          -----            -----           -------        ------


                                 UNDER
                               U.S. GAAP
                              -----------
                              (RESTATED-
                              NOTE 20(K))
NET INFLOW (OUTFLOW) OF CASH
 RELATED TO THE FOLLOWING
 ACTIVITIES:
OPERATING:
 Loss for the year before
   dividends on convertible
   preferred shares of
   subsidiary company.......    $(221.4)
 Items not affecting cash:
   Depreciation, depletion
     and amortization.......       80.6
   Writedown of property,
     plant and equipment....      164.4
   Writedown of marketable
     securities and
     long-term
     investments............        4.6
   Gain on sale of assets...       (0.1)
   Future income and mining
     taxes..................         --
   Deferred revenue
     realized...............       (6.9)
   Site restoration cost
     accruals...............        2.2
   Share in loss of investee
     companies..............        3.7
   Interest on convertible
     debentures.............         --
   Unrealized foreign
     exchange gains on
     convertible
     debentures.............        7.8
                                -------
                                   34.9
 Proceeds on restructuring
   of gold forward sales
   contracts................         --
 Site restoration cash
   expenditures.............       (6.3)
 Changes in non-cash working
   capital items
   Accounts receivable......       22.9
   Inventories..............       (0.6)
   Marketable securities....       (3.2)
   Accounts payable and
     accrued liabilities....       (9.5)
 Effect of exchange rate
   changes on cash..........        2.2
                                -------
CASH FLOW PROVIDED FROM
 OPERATING ACTIVITIES.......       40.4
                                -------
FINANCING:
 Issuance of common
   shares...................        2.0
 Repurchase of common
   shares...................       (7.5)
 Reduction of debt component
   of convertible
   debentures...............         --
 Repayment of debt..........        5.4
 Dividends on convertible
   preferred shares of
   subsidiary company.......       (6.9)
                                -------
CASH FLOW USED IN FINANCING
 ACTIVITIES.................       (7.0)
                                -------

                                                        ELIMINATION      ADDITIONAL
                                         RECOGNITION   OF EFFECTS OF     WRITEDOWN         REDUCTION
                                         OF DEFERRED    RECOGNITION     OF PROPERTY,   IN DEPRECIATION,
                                          EXCHANGE       OF EQUITY       PLANT AND         DEPLETION        REVERSAL
                                          GAINS ON       COMPONENT       EQUIPMENT     AND AMORTIZATION      OF 1991
                               UNDER     CONVERTIBLE   OF CONVERTIBLE      UNDER             UNDER           DEFICIT
                              CDN GAAP   DEBENTURES      DEBENTURES      U.S. GAAP         U.S. GAAP       ELIMINATION
                              --------   -----------   --------------   ------------   -----------------   -----------
                                           (A)            (A)              (B)             (B)               (C)
INVESTING:
 Additions to property,
   plant and equipment......    (44.0)         --             --               --               --               --
 Business acquisitions, net
   of cash acquired.........    (35.0)         --             --               --               --               --
 Long-term investments and
   other assets.............     (0.8)         --             --               --               --               --
 Proceeds from the sale of
   property, plant and
   equipment................      2.3          --             --               --               --               --
 Decrease (increase) in
   restricted cash..........       --          --             --               --               --               --
                              -------       -----          -----           ------            -----            -----
CASH FLOW USED IN INVESTING
 ACTIVITIES.................    (77.5)         --             --               --               --               --
                              -------       -----          -----           ------            -----            -----
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.......    (39.5)         --             --               --               --               --
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR..........    153.4          --             --               --               --               --
                              -------       -----          -----           ------            -----            -----
CASH AND CASH EQUIVALENTS,
 END OF YEAR................  $ 113.9       $  --          $  --           $   --            $  --            $  --
                              =======       =====          =====           ======            =====            =====

                               UNREALIZED
                                GAINS ON       OBLIGATION
                               MARKETABLE     FOR EMPLOYEE                  RECLASSIFICATION      UNDER
                               SECURITIES        FUTURE                            OF           U.S. GAAP         TO
                                   AND          BENEFITS                       CUMULATIVE         BEFORE       ADJUST TO
                                LONG-TERM      OTHER THAN    FLOW THROUGH     TRANSLATION      ADJUSTING TO     EQUITY
                               INVESTMENTS      PENSIONS        SHARES        ADJUSTMENTS      EQUITY BASIS      BASIS
                              -------------   ------------   ------------   ----------------   ------------   -----------
                                 (D)            (E)            (F)             (I)                (K)         (J) AND (K)
INVESTING:
 Additions to property,
   plant and equipment......         --             --             --               --             (44.0)          3.6
 Business acquisitions, net
   of cash acquired.........         --             --             --               --             (35.0)         (1.4)
 Long-term investments and
   other assets.............         --             --             --               --              (0.8)           --
 Proceeds from the sale of
   property, plant and
   equipment................         --             --             --               --               2.3            --
 Decrease (increase) in
   restricted cash..........         --             --             --               --                --            --
                                  -----          -----          -----            -----           -------        ------
CASH FLOW USED IN INVESTING
 ACTIVITIES.................         --             --             --               --             (77.5)          2.2
                                  -----          -----          -----            -----           -------        ------
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.......         --             --             --               --             (39.5)         (2.4)
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR..........         --             --             --               --             153.4         (12.5)
                                  -----          -----          -----            -----           -------        ------
CASH AND CASH EQUIVALENTS,
 END OF YEAR................      $  --          $  --          $  --            $  --           $ 113.9        $(14.9)
                                  =====          =====          =====            =====           =======        ======


                                 UNDER
                               U.S. GAAP
                              -----------
                              (RESTATED-
                              NOTE 20(K))
INVESTING:
 Additions to property,
   plant and equipment......      (40.4)
 Business acquisitions, net
   of cash acquired.........      (36.4)
 Long-term investments and
   other assets.............       (0.8)
 Proceeds from the sale of
   property, plant and
   equipment................        2.3
 Decrease (increase) in
   restricted cash..........         --
                                -------
CASH FLOW USED IN INVESTING
 ACTIVITIES.................      (75.3)
                                -------
INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS.......      (41.9)
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR..........      140.9
                                -------
CASH AND CASH EQUIVALENTS,
 END OF YEAR................    $  99.0
                                =======

   Consolidated statements of cash flows presented in accordance with U.S. GAAP would require the following changes from the consolidated statements of cash flows prepared in accordance with Canadian GAAP.

   (i) A sub-total within the "cash flows provided from operating activities" sub-section is not permitted, therefore the reader should disregard the subtotals of $28.3 million, $22.7 million and $34.9 million for 2001, 2000 and 1999, respectively.

   (ii) Within cash flows provided from operating activities, the determination should begin with "net loss", instead of the "loss for the year before dividends on convertible preferred shares of subsidiary company".

   (iii) Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense and as a cash flow from operating activities. Under Canadian GAAP, the interest expense is classified as a financing activity.

   (iv) Under U.S. GAAP, notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the Consolidated Balance Sheet dates are considered to be restricted and are not considered to be cash or cash equivalents.

   Consolidated Statements of Comprehensive Loss: The Company's statements of comprehensive loss under U.S. GAAP are as follows:

                                                                     2001          2000          1999
                                                                  ----------    ----------    ----------
                                                                   Restated      Restated      Restated
                                                                  Note 20(k)    Note 20(k)    Note 20(k)
    Net loss for the year under U.S. GAAP.......................  $    (32.5)   $   (113.7)   $   (228.3)
    Change in currency translation adjustments..................        (5.6)         (5.8)          7.7
    Change in unrealized (losses) gains on marketable securities
      and long-term investments(d)..............................         4.5          (0.7)          3.3
    Adoption of FSAS 133(e).....................................         8.9            --            --
                                                                  ----------    ----------    ----------
    Comprehensive loss under U.S. GAAP..........................  $    (24.7)   $   (120.2)   $   (217.3)
                                                                  ==========    ==========    ==========

   (a) Under CDN GAAP, the convertible debentures described in Note 11 are accounted for in accordance with their substance and, as such, are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire principal amount of the convertible debentures of $122.8 million and $130.4 million in 2001 and 2000, respectively, is treated as debt with interest expense based on the coupon rate of 5.5%.

        In addition, under CDN GAAP, the unrealized foreign exchange gains on the CDN dollar denominated debentures (see Note 11) are deferred and amortized over the term of the debentures. Effective January 1, 2002, CDN GAAP will no longer permit the deferral of unrealized foreign exchange gains and losses on the debt component of the debentures. Under U.S. GAAP, these gains are recognized in income currently along with exchange gains related to the portion of the convertible debentures included in equity under CDN GAAP.

   (b) Following an evaluation of the Company's property, plant and equipment on the basis set out in Notes 1 and 15, there would be a reduction in the loss in 2001, 2000 and 1999 of $nil, $3.9 million and $20.5 million, respectively. Cumulatively, as a result of applying

       SFAS No. 121, property, plant and equipment is reduced and the deficit increased by $60.5 million. These differences arise from the requirement to discount future cash flows from impaired properties under U.S. GAAP and from using proven and probable reserves only. Under CDN GAAP, future cash flows from impaired properties are not discounted. Under U.S. GAAP, depreciation, depletion and amortization would be reduced by $6.1 million, $7.7 million and $4.1 million during 2001, 2000 and 1999, respectively to reflect the above and the requirement under U.S. GAAP to amortize capitalized costs over proven and probable reserves only.

   (c) CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. This reclassification is not permitted by U.S. GAAP and would require in each subsequent year an increase in share capital and an increase in deficit of $5.3 million.

   (d) Under CDN GAAP, unrealized gains (losses) on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains (losses) on long-term investments that are classified as securities available for sale of $4.6 million and $0.4 million at December 31, 2001 and December 31, 2000, respectively, and marketable securities of $0.3 million at December 31, 2001, are included as a component of comprehensive loss in the current period.

   (e) Under CDN GAAP, derivatives hedging forecasted transactions are off-balance sheet until the hedged transaction is recorded. Realized gains and losses on derivatives that are closed out early are initially recorded as deferred revenue or deferred charges and are recorded as an adjustment to net loss when the original hedged transaction is recorded.

        On January 1, 2001 the Company adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
        133), and the corresponding amendments under FASB Statement No. 138 (SFAS 138). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation.

        For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred.

        The adoption of SFAS 133 results in a cumulative decrease in deferred revenue of $9.6 million, a cumulative increase in other long-term liabilities of $4.6 million, a cumulative increase in net loss of $3.9 million, and a cumulative increase in other comprehensive income of $8.9 million for the year ended December 31, 2001. On adoption of SFAS 133, the Company did not complete the required designation and effectiveness assessments to achieve hedge accounting for the commodity derivatives hedging gold revenues and energy price risk, although the contracts are considered to be effective economic hedges and they were accounted for as hedges for CDN GAAP purposes. For U.S. GAAP only, these derivatives were carried at fair value with the changes in fair value recorded as an adjustment to net loss. Realized and unrealized derivatives gains and losses included in OCI on transition and during 2001 were reclassified into mining revenue for cash-flow hedges of forecasted commodity sales and foreign exchange (loss) gain for forecasted foreign currency revenues or expenses when the hedged forecasted revenue or expense is recorded. During the twelve months ended December 31, 2001, $11.6 million of derivative gains were reclassified out of other comprehensive income. The Company estimates that $5.6 million of net derivatives gains included in other comprehensive income will be reclassified into earnings within the next twelve months. There was no ineffectiveness recorded during the year.

      The effect of the transition adjustment as of January 1, 2001, was an increase in assets of $10.7 million, a decrease in deferred revenue of $10.1 million, an increase in other long-term liabilities of $0.3 million, and an increase in other comprehensive income of $20.5 million.

      Beginning January 2002, the Company met the required documentation requirements under SFAS 133 relating to the prospective and retrospective effectiveness assessments for the commodity derivatives; thus, these derivatives were designated as cash flow hedges. The effective portions of changes in fair values of these derivatives are now recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in fair value of cash flow hedges are recognized in earnings.

   (f) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received are recorded as share capital. Qualifying expenditure did not begin to be incurred until 2002.

      For U.S. GAAP, the premium paid in excess of the market value of $1.1 million is credited to other liabilities and included in income over the period in which the Company incurs the qualified expenditures. At December 31, 2001, Kinross had not incurred the qualifying expenditure and therefore no tax benefits had been renounced.

      Also, notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the Consolidated Balance Sheet dates are considered to be restricted and are not considered to be cash or cash equivalents under U.S. GAAP.

      As at December 31, 2001 and 2000, unexpended flow-through funds were $4.6 million and $1.4 million, respectively.

   (g) Effective January 1, 2000, CDN GAAP required the Company to accrue the expected cost of post-retirement benefits other than pensions during the years employees provided service to the Company. Under CDN GAAP the 2000 opening deficit was adjusted by $4.5 million to reflect this liability. The U.S. GAAP consolidated statements of operations reconciliation in 1999 includes a reconciling item since the expected cost of post-retirement benefits other than pensions were not accounted for in the primary financial statements under CDN GAAP.

   (h) For purposes of this U.S. GAAP reconciliation, the terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both U.S. and Canadian GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and Canadian GAAP. In addition, mining related costs are capitalized after proven and probable reserves have been designated under both U.S. and Canadian GAAP.

   (i) Under Canadian GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders equity, described as cumulative translation adjustments on the consolidated balance sheet. Under U.S. GAAP, the unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders equity but rather as an adjustment to accumulated other comprehensive income.

    (j)   Joint venture accounting

      The investments in Omolon, CMM and E-Crete are proportionately consolidated under Canadian GAAP. These investments are accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation available under certain conditions which permits the Company to omit disclosure of the differences in classification that arise. Each of the joint ventures listed, except Omolon, qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

      With respect to Omolon, the Company has concluded that it does not meet the criteria outlined for the accommodation. Therefore, the financial information of Omolon has been disclosed using the equity method for U.S. GAAP purposes. Under the equity method, an investment in common shares is generally shown in the balance sheet of an investor as a single amount as "Investment in investee company". Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its income statement as a single amount as "Share of loss of investee company".

    (k)  Restatement of U.S. GAAP reconciliation information

      In preparing the U.S. GAAP reconciliation information for the years ended December 31, 2001, 2000 and 1999, the Company incorrectly relied on an interpretation of an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F. Pursuant to this accommodation, the Company did not reconcile its investment in Omolon, which is accounted for under the proportionate consolidation method pursuant to Canadian GAAP, to the equity method under U.S. GAAP. See note 20(j) above.

      The effect of the restatement for U.S. GAAP purposes was as follows:

      There was a decrease in total assets and the total liabilities of $14.2 million and $50.1 million, as at December 31, 2001 and 2000, respectively; total revenues decreased by $65.3 million, $66.3 million and $68.6 million for the years ended December 31, 2001, 2000 and 1999, respectively; and total expenses decreased by $60.8 million, $66.4 million and $69.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      The effect of the reclassifications on the statement of cash flows for U.S. GAAP purposes were as follows: Cash flows from operating activities decreased by $27.5 million, $23.4 million and $24.7 million for the years ended December 31, 2001, 2000 and 1999, respectively; Cash flows from investing activities increased by $4.7 million, $1.6 million and $2.2 million for the years ended December 31, 2001, 2000 and 1999, respectively; and Cash flows from financing activities increased by $34.6 million, $19.4 million and $20.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

      The impact of the reclassification on specific line items on the balance sheet, statement of operations and statement of cash flows has been provided in more detail in the above tables.

      Notwithstanding the change in individual asset, liability, income and expense amounts, there was no effect on the previously reported U.S. GAAP amounts for net loss, loss per share information and common shareholders' equity for each of the years presented;

      STOCK-BASED COMPENSATION

      For the purposes of this U.S. GAAP reconciliation, Kinross follows APB Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations, which results in a measurement of nil compensation expense at grant date of the stock options. Had compensation expense for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share under U.S. GAAP would have been increased by approximately $1.1 million or $NIL per share in 2001, $2.4 million or $0.01 share in 2000, and $3.0 million or $0.01 per share in 1999. The fair value of the options granted during 2001, 2000 and 1999 is estimated to be $1.1 million, $2.4 million and $3.0 million, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: dividend yield of 0%; expected volatility of 61%, 57% and 57%, respectively and an expected life of five years.

      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      In June 2001, the FASB issued Statement No. 141, "Business Combinations" (SFAS 141), which supersedes APB Opinion No. 16, Business Combinations, and SFAS 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. Concurrently, the Accounting Standards Board of Canada issued Handbook Section 1581, "Business Combinations", which is consistent with SFAS 141.

       Those Statements will change the accounting for business combinations and goodwill. SFAS 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. These Statements also establish criteria for separate recognition of intangible assets acquired in a purchase business combination. These Statements also apply to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

      In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which supersedes APB Opinion No. 17, Intangible Assets. Concurrently, the Accounting Standards Board of Canada issued Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS 142. These Statements require that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The Statements are effective for fiscal years beginning after December 15, 2001, and are required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial applicable of these Statements (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which these Statements become effective: goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of these Statements. The Company has not yet determined the impact, if any, of these Statements on its financial statements.

      In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company has not yet determined the impact of this Statement on its financial statements.

      In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, Reporting Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB 30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company has not yet determined the impact of this Statement on its financial statements.

      In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002 and requires these costs to be recognized when the liability is incurred and not at project initiation. The Company is reviewing the provisions of the Statement, but has not yet determined the impact of this Statement on its financial statements.

21. CONTINGENCIES AND RELATED COMMITMENTS

   The Company is subject to the considerations and risks of operating in Russia as a result of its 54.7% ownership of the Kubaka mine located in Far Eastern Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

   Russian tax legislation is subject to varying interpretations and frequent changes. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company may be assessed additional taxes, penalties and interest, which can be significant. The fiscal periods remain open to review for three years by the tax and customs authorities with respect to tax liabilities.

   The Company conducts business in Russia through its joint venture, Omolon which is owned 45.3% by Russian shareholders. An assignee of one of the Russian shareholders has asserted that the original issuance of shares to the shareholder was flawed due to failure to follow certain registration procedures. As a result the assignee claims the share issuance was null and void and therefore it should have its money returned with compound interest. The total claim is for approximately $46.0 million. The Company has been advised by its counsel that Omolon has good defences available to it on the merits and is confident that Omolon will ultimately succeed in defending the lawsuit. However, the interpretation and application of the laws of the Russian Republic may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with any degree of certainty how they may be interpreted and applied in a particular case. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon.

   The Company's 50% owned Chilean mining company Compania Minera Maricunga ("CMM") has entered into arbitration proceedings in Chile with the contractor that designed and built the mine. CMM contends that the contractor was negligent in both the design and the construction of the facility, and should be held responsible for the cost of repairs as well as lost profits. As part of the same proceedings, the contractor is seeking to recover costs that they allegedly incurred while building the mine and which, they claim, were outside their scope of work and responsibility. Although the outcome of the arbitration proceedings cannot be determined at the current time, management is of the opinion that the outcome will not have a material adverse affect on the financial position, results of operations or cash flows of the Company.

   The Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") has received a tax reassessment from the Chilean IRS. The reassessment is for $6.7 million disallowing certain deductions utilized by a third party. The Company believes this reassessment will be resolved with no material adverse affect to the financial position, results of operations or cash flows of the Company. In addition, the Company has been indemnified by the third party for an amount in excess of the claim.

   In accordance with standard industry practice, the Company seeks to obtain bonding and other insurance in respect of its liability for costs associated with the reclamation of mine, mill and other sites used in its operations and against other environmental liabilities, including liabilities imposed by statute. Due to recent developments which have affected the insurance and bonding markets worldwide, such bonding and/or insurance may be difficult or impossible to obtain in the future or may only be available at significant additional cost. In the event that such bonding and/or insurance cannot be obtained by the Company or is obtainable only at significant additional cost, the Company may become subject to financial liabilities which may affect its financial resources.

   The Company is also involved in legal proceedings and claims which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

   The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

22. SUBSEQUENT EVENTS

   (a) On February 4, 2002, the Company announced a cash tender offer to purchase up to 894,600 Kinam Preferred Shares which it does not already own for $16.00 per share. If all of the non-controlling shares are acquired the Company would pay $14.3 million in cash.

   (b) On February 12, 2002, the Company issued 23,000,000 common shares from treasury for gross proceeds, before costs of the issue of $19.5 million. A portion of the proceeds of this offering will be used to finance the acquisition of the Kinam Preferred Shares owned by the non-controlling shareholders.

   (c) On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer. After extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The Kinam Preferred Shares tendered had a book value of $36.5 million and were purchased by the Company for $10.7 million ($11.4 million including costs of the tender offer). The $25.1 million difference in value associated with these transactions was applied against the carrying value of certain property plant and equipment.

   (d) The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002 entitled Robert A. Brown et al. v. Kinross Gold U.S.A. Inc., et al. Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A. Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is based on claims arising out of the purchase of the Kinam Preferred Shares by the Company. The complaint seeks damages in cash or by the issuance of common shares of the Company. The Company believes this claim is without merit and plans to vigorously defend the litigation.

   (e) The Company, TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") have entered into a combination agreement dated June 10, 2002, as amended July 12, 2002 for the purpose of combining the ownership of their respective businesses. Echo Bay, a U.S. registrant, is required to clear the information circular with the Securities and Exchange Commission of the U.S. ("SEC") before mailing to its shareholders. The draft information circular was filed with the SEC for review on July 16, 2002. The Company will provide shareholders with details of the transaction in an information circular to be mailed in connection with a special shareholders meeting once this process is finalized.

   (f) Effective July 1, 2002, the Company formed a joint venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer"). The formation of the joint venture combined the two companies gold mining operations in the Porcupine district in Timmins, Ontario, Canada. The ownership of this unincorporated joint venture is 51% by Placer and 49% by the Company. The joint venture operates pursuant to a contractual agreement and both parties receive their share of gold output in kind. Future capital, exploration, and operating costs will be funded in proportion to each party's ownership interest. Placer contributed the Dome mine and mill and the Company contributed the Hoyle Pond, Nighthawk Lake and Pamour mines, exploration properties in the Porcupine district as well as the Bell Creek mill.

        The formation of the joint venture has been accounted for as an exchange of non-monetary assets that does not represent the culmination of the earnings process, and accordingly, has been recorded at the carrying value of the assets contributed. The investment in the joint venture is being accounted for under Canadian GAAP using proportionate consolidation. For U.S. GAAP purposes, the investment will be accounted for using the equity method, but for purposes of presentation of U.S. GAAP reconciliation information the Company will rely on an accommodation provided for in item 17(c)2(vii) of SEC Form 20-F, which will permit the Company to omit disclosure of differences arising from the use of proportionate consolidation. The Company qualifies for this accommodation on the basis that the joint venture is an operating entity, the significant financial operating policies of which are, by contractual arrangement, jointly controlled by both parties having an equity interest in the joint venture.

   (g) On September 13, 2002, the Company announced that Omolon was at an advanced stage of negotiating a settlement of an outstanding dispute between itself, several of its Russian shareholders and the Magadan Administration. Draft language of an agreement was being settled when one of the Russian shareholders obtained an order to freeze Omolon's bank accounts and gold inventory in the total amount of the ruble equivalent of approximately $47 million pending final resolution of its lawsuit. Underlying the dispute were unpaid loans made by the Magadan Administration to Omolon's Russian shareholders at the time Omolon was capitalized. In the face of the inability of these shareholders to repay the loans, there has been an effort to shift the burden of repayment to Omolon. Two Russian shareholders and the Magadan Administration on behalf of a third Russian shareholder have launched lawsuits against Omolon alleging that the shares they received were flawed as a result of registration deficiencies which therefore entitles such shareholders to return of their original investments with interest compounded thereon. These lawsuits have been encouraged by the Magadan Administration as the major creditor of these shareholders. Omolon continues to defend these lawsuits and is advised by counsel that it has good defences available to it.

      On October 9, 2002, a written agreement in principle was executed by the representatives of the Government of the Russian Federation, the Magadan Administration, Omolon and its two major shareholders (collectively, the "Parties") setting forth their agreement in principle to resolve the lawsuits by such shareholders pending against Omolon and to repay loans due to the Magadan Administration. In accordance with the terms of the agreement in principle, Omolon would purchase the outstanding shares currently held by all of its Russian shareholders for the ruble equivalent of $45.4 million and the Magadan Administration would ensure that all of the shares held by the Russian shareholders will be tendered.

      Omolon's appeal of the court decision which froze its bank accounts, resulted, on October 14, 2002, in the court ruling that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.3 million. Subsequently, Omolon's accounts in four banks and all of its gold inventory were released from the arrest order.

      On October 21, 2002, the Parties executed an additional written agreement in principle reflecting their understanding with respect to the mechanics of the redemption of the shares and settlement of the pending lawsuits. The implementation of both the October 9 and the October 21 agreements in principle has already begun, and it is expected that the entire transaction should be completed by the end of December 2002. Assuming that all Russian shareholders tender their shares, Omolon would become a 100%-owned subsidiary of the Company and, consistent with its accounting policies, the Company will commence accounting for its investment in Omolon on a consolidated basis for both Canadian and U.S. GAAP.

      Given the risks associated with the political, legal and economic uncertainties that exist in Russia, the Company will continue to monitor its ability to determine Omolon's strategic operating, investing and financing policies without the cooperation of others. If the Company concludes that it no longer has the ability to exercise the requisite control over Omolon, it will cease consolidation and account for its investment in Omolon either on the equity or cost basis, depending on its assessment of its level of control at that time. The risks of operating in Russia are more fully disclosed in Note 21. There is no assurance that all of these shares will be tendered and purchased.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

         The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.


                                       By:       /s/ Shelley M. Riley
                                           -------------------------------------
                                           Shelley M. Riley, Corporate Secretary

Date: November 19, 2002

                                  CERTIFICATION

I, Robert M. Buchan, certify that:

1. I have reviewed this annual report on Form 40-F/A of Kinross Gold Corporation (the "registrant");

2. Based on my knowledge, this amended annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 19, 2002


                                                 /s/ Robert M. Buchan
                                            -------------------------------
                                            Name:  Robert M. Buchan
                                            Title: Chief Executive Officer

                                  CERTIFICATION

I, Brian W. Penny, certify that:

1. I have reviewed this annual report on Form 40-F/A of Kinross Gold Corporation (the "registrant");

2. Based on my knowledge, this amended annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 19, 2002

                                            /s/ Brian W. Penny
                                            -------------------------------
                                            Name:  Brian W. Penny
                                            Title: Chief Financial Officer

                                    EXHIBITS

      The following exhibits are filed with this amended Annual Report:

23.1  Consent of Independent Accountants

99.1 Joint Certification of Robert M. Buchan, Chief Executive Officer, and Brian W. Penny, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002