Form 40-F
period 2002-12-31
KINROSS GOLD CORP
filed 2003-05-20
CIK 701818

                                                            UNITED STATES
                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                                              FORM 40-F
                      [Check one]

                      [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                                                 OR

                      [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the fiscal year ended DECEMBER 31, 2002              Commission File Number 0-10321
                                                    -----------------                                     -------

                                                      KINROSS GOLD CORPORATION
                                                      ------------------------
                                       (Exact name of Registrant as specified in its charter)

                                                                 N/A
                                                                 ---
                                   (Translation of Registrant's name into English (if applicable))

                                                     PROVINCE OF ONTARIO, CANADA
                                                     ---------------------------
                                  (Province or other jurisdiction of incorporation or organization)

                                                                1041
                                                                ----
                              (Primary Standard Industrial Classification Code Number (if applicable))

                                                              650430083
                                                              ---------
                                       (I.R.S. Employer Identification Number (if applicable))

                   52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST, TORONTO, ONTARIO, CANADA M5H 3Y2 (416) 365-5123
                   ----------------------------------------------------------------------------------------------
                             (Address and telephone number of Registrant's principal executive offices)

               PARR WADDOUPS BROWN GEE & LOVELESS, 185 SOUTH STATE STREET, SUITE 1300, SALT LAKE CITY, UTAH 84111-1537
               -------------------------------------------------------------------------------------------------------
                                                           (801) 532-7840
                                                           --------------
                           (Name, address (including zip code) and telephone number (including area code)
                                             of agent for service in the United States)

               Securities registered or to be registered pursuant to Section 12(b) of the Act.

                        Title of each class                                     Name of each exchange on which registered

                        COMMON SHARES, NO PAR VALUE                             NEW YORK STOCK EXCHANGE
                        ---------------------------                             -----------------------

               Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                                                NONE
                                                                ----
                                                          (Title of Class)

               Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                                     COMMON SHARES, NO PAR VALUE
                                                     ---------------------------
                                                          (Title of Class)

               For annual reports, indicate by check mark the information filed with this Form:
                        [x] Annual information form                             [x] Audited annual financial statements

                        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           AS OF DECEMBER 31, 2002, THERE WERE 136,172,376 SHARES OF COMMON STOCK OUTSTANDING.
                           -----------------------------------------------------------------------------------

                        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
               1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
                                                           Yes     No  X
                                                               ---    ---

                        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                                           Yes  X  No
                                                               ---    ---

     This annual report on Form 40-F, including the exhibits hereto, is specifically incorporated by reference into Kinross Gold Corporation's registration statement on Form F-10, Registration No. 333-102660, filed January 22, 2003, as amended January 29, 2003.

           NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

     Pursuant to the requirements of Form 40-F, Kinross' Annual Information Form dated May 20, 2003, is hereby filed under cover of this form. In addition, the audited consolidated financial statements and notes thereto for the three years ended December 31, 2002, together with the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operation, are filed herewith. See Note 21 to the audited consolidated financial statements for a reconciliation of the financial statements to U.S. GAAP as required by Item 17 of Form 20-F. The formation of Kinross on May 31, 1993, qualifies under International Accounting Standard No. 22 (IAS 22), business combinations, as a uniting of interests and thereby has been accounted for as a pooling of interests. For purposes of reconciliation to U.S. GAAP, the accounting complies with Item 17 of Form 20-F and is different than that required by U.S. GAAP.

     Readers should note that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to Kinross' consolidated financial statements. Our report to the shareholders dated March 3, 2003, except as to Note 23 (b), which is as of March 26, 2003, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

                                   UNDERTAKING

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

                             CONTROLS AND PROCEDURES

A.   EVALUATION

     Based on their evaluation as of a date within 90 days of the filing date of this report, Kinross' Chief Executive Officer and Chief Financial Officer have concluded that Kinross' disclosure controls and procedures as defined in Rule 13(a)-14(c) and 15(d)-14(c) under the Exchange Act are effective to ensure that information required to be disclosed by Kinross in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.   CHANGES IN INTERNAL CONTROLS

     Since the date of the evaluation, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls, and there were not any significant deficiencies or material weaknesses. As a result, no corrective actions were required or undertaken.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                            KINROSS GOLD CORPORATION



Dated:  May 20, 2003                        By /s/ Brian W. Penny
                                              ----------------------------------
                                              Brian W. Penny
                                              Chief Financial Officer

                      CERTIFICATION PURSUANT TO RULE 13A-14
               OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                             AS ADOPTED PURSUANT TO
                 SECTION 302 OF THE SARBANES - OXLEY ACT OF 2002


     I, Robert M. Buchan certify that:

     1. I have reviewed this annual report on Form 40-F of Kinross Gold Corporation;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee or registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


May 20, 2003                     /s/ Robert M. Buchan
   (Date)                        ----------------------------------------------
                                 Robert M. Buchan (principal executive officer)

                      CERTIFICATION PURSUANT TO RULE 13A-14
               OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                             AS ADOPTED PURSUANT TO
                 SECTION 302 OF THE SARBANES - OXLEY ACT OF 2002


     I, Brian W. Penny, certify that:

     1. I have reviewed this annual report on Form 40-F of Kinross Gold Corporation;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee or registrant's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


May 20, 2003                                /s/ Brian W. Penny
   (Date)                                   ------------------------------------
                                            Brian W. Penny
                                            Chief Financial Officer (principal
                                            financial and accounting officer)

                                  EXHIBIT INDEX

   Exhibit                               Description
--------------    --------------------------------------------------------------

    99.1          Annual Information Form for Kinross Gold Corporation dated
                  May 8, 2003

    99.2 Unaudited Pro Forma Consolidated Financial Statements for Kinross Gold Corporation, Appendix A to the Annual Information Form included in Exhibit 99.1

    99.3 Audited Consolidated Financial Statements of TVX Gold Inc., Appendix B to the Annual Information Form included in
                  Exhibit 99.1

    99.4 Audited Consolidated Financial Statements of Echo Bay Mines Ltd., Appendix C to the Annual Information Form included in
                  Exhibit 99.1

    99.5 Annual Report of Kinross Gold Corporation for the year ended December 31, 2002, including the Audited Consolidated Financial Statements and Management's Discussion and Analysis of Kinross Gold Corporation

    99.6 Management Information Circular and Shareholder Proxy Materials dated May 8, 2003

    99.7 Consent of Deloitte & Touche LLP, independent chartered accountants for Kinross Gold Corporation

    99.8 Consent of PriceWaterhouseCoopers, LLP, independent chartered accountants for TVX Gold Inc.

    99.9 Consent of Ernst & Young LLP, independent chartered accountants for Echo Bay Mines Ltd.

    99.10         Consent of Steffen Robertson and Kirsten (Canada) Inc.
                  regarding Crixas Mine, Brazil

    99.11         Consent of Victor J. Miller, P.E. regarding Fort Knox Mine,
                  Alaska

    99.12         Consent of Dean T. Wilton P.G. regarding Fort Knox Mine,
                  Alaska

    99.13         Consent of Scott Anderson regarding the Kubaka Mine, Russia

    99.14         Consent of AMEC E&C Services Limited regarding La Coipa Mine,
                  Chile

    99.15         Consent of Steffen Robertson and Kirsten (Canada) Inc.
                  regarding Morro do Ouro, Brazil

    99.16 Consent of AMEC E&C Services Limited regarding Musselwhite Mine Operations

    99.17         Consent of Steffen Robertson and Kirsten (Canada) Inc.
                  regarding Porcupine Joint Venture

    99.18         Consent of Frank K. Fenne, P.G. regarding Round Mountain Mine,
                  Nevada

    99.19         Consent of Daniel B. Moore regarding Round Mountain Mine,
                  Nevada

    99.20 Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

    99.21 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of
                  2002)