Form 40-F/A
period 2002-12-31
KINROSS GOLD CORP
filed 2003-05-30
CIK 701818

                                            UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C. 20549

                                             FORM 40-F/A
[Check one]
[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

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
                                            Yes X  No
                                               ---   ---

     This amended annual report on Form 40-F/A, including exhibits hereto, is being filed as an amendment to the annual report on Form 40-F filed by Kinross Gold Corporation on May 20, 2003 to incorporate by reference Kinross Gold Corporation's Audited Consolidated Financial Statements for the year ended December 31, 2002 and Management's Discussion and Analysis and to provide more comprehensive expert consents. This amended annual report on Form 40-F/A, including the exhibits hereto, is specifically incorporated by reference into Kinross Gold Corporation's registration statement on Form F-10, Registration No. 333-102660, filed January 22, 2003, as amended January 29, 2003.

           NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

     Pursuant to the requirements of Form 40-F, Kinross' Annual Information Form was filed under cover of Kinross Gold Corporation's Form 40-F filed with the Securities and Exchange Corporation on May 20, 2003. The audited consolidated financial statements and notes thereto for the three years ended December 31, 2002, together with the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operation, are listed as an exhibit hereto and are incorporated herein. See Note 21 to the audited consolidated financial statements for a reconciliation of the financial statements to U.S. GAAP as required by Item 17 of Form 20-F. The formation of Kinross on May 31, 1993, qualifies under International Accounting Standard No. 22 (IAS 22), business combinations, as a uniting of interests and thereby has been accounted for as a pooling of interests. For purposes of reconciliation to U.S. GAAP, the accounting complies with Item 17 of Form 20-F and is different than that required by U.S. GAAP.

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

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                              KINROSS GOLD CORPORATION



Dated:  May 29, 2003                          By /s/ Brian W. Penny
                                                ----------------------------
                                                     Brian W. Penny
                                                     Chief Financial Officer

                      CERTIFICATION PURSUANT TO RULE 13A-14
               OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                             AS ADOPTED PURSUANT TO
                 SECTION 302 OF THE SARBANES - OXLEY ACT OF 2002


     I, Robert M. Buchan certify that:

     1. I have reviewed this annual report on Form 40-F/A of Kinross Gold Corporation;

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



May 29, 2003                      Per: /s/ Robert M. Buchan
(Date)                            -------------------------
                                  Robert M. Buchan (principal executive officer)

                      CERTIFICATION PURSUANT TO RULE 13A-14
               OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                             AS ADOPTED PURSUANT TO
                 SECTION 302 OF THE SARBANES - OXLEY ACT OF 2002


     I, Brian W. Penny, certify that:

     1. I have reviewed this annual report on Form 40-F/A of Kinross Gold Corporation;

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



May 29, 2003                                 Per: /s/ Brian W. Penny
(Date)                                       -----------------------
                                             Brian W. Penny
                                             Chief Financial Officer (principal
                                             financial and accounting officer)


                                                     EXHIBIT INDEX


   Exhibit                                              Description
-------------  ----------------------------------------------------------------------------------------------------
     99.1*     Annual Information Form for Kinross Gold Corporation dated May 8, 2003

     99.2*     Unaudited Pro Forma Consolidated Financial Statements for Kinross Gold Corporation, Appendix A to
               the Annual Information Form included in Exhibit 99.1

     99.3*     Audited Consolidated Financial Statements of TVX Gold Inc., Appendix B to the Annual Information
               Form included in Exhibit 99.1

     99.4*     Audited Consolidated Financial Statements of Echo Bay Mines Ltd., Appendix C to the Annual
               Information Form included in Exhibit 99.1

     99.5*     Annual Report of Kinross Gold Corporation for the year ended December 31, 2002.

     99.5(a)   Kinross Gold Corporation Audited Consolidated Financial Statements for the year ended December 31,
               2002 and Management's Discussion and Analysis, previously filed with the Securities and Exchange
               Commission on Form 6-K dated April 25, 2003 and incorporated herein by this reference

     99.6*     Management Information Circular and Shareholder Proxy Materials dated May 8, 2003

     99.7*     Consent of Deloitte & Touche LLP, independent chartered accountants for Kinross Gold Corporation

     99.8*     Consent of PriceWaterhouseCoopers, LLP, independent chartered accountants for TVX Gold Inc.

     99.9*     Consent of Ernst & Young LLP, independent chartered accountants for Echo Bay Mines Ltd.

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

     99.18     Consent of Frank K. Fenne, P.G. regarding Round Mountain Mine, Nevada

     99.19     Consent of Daniel B. Moore regarding Round Mountain Mine, Nevada

     99.20     Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

     99.21     Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the
               Sarbanes-Oxley Act of 2002)

* previously filed with the Securities and Exchange Commission on Form 40-F filed by Kinross Gold Corporation on
May 20, 2003.
