Form 40-F
period 2003-12-31
KINROSS GOLD CORP
filed 2004-05-03
CIK 701818

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 40-F
[Check one]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended DECEMBER 31, 2003  Commission File Number 0-10321
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


                 52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST,
                 ----------------------------------------------
                TORONTO, ONTARIO, CANADA M5H 3Y2 (416) 365-5123
                -----------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)


             SCOTT W. LOVELESS, PARR WADDOUPS BROWN GEE & LOVELESS,
             ------------------------------------------------------
       185 SOUTH STATE STREET, SUITE 1300, SALT LAKE CITY, UTAH 84111-1537
       -------------------------------------------------------------------
                                 (801) 532-7840
                                 --------------
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

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

     AS OF DECEMBER 31, 2003, THERE WERE 345,638,000 SHARES OF COMMON STOCK
     ----------------------------------------------------------------------
OUTSTANDING.
------------

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

                                    Yes x    No
                                       ---     ---

     This annual report on Form 40-F, including exhibits 99.1 through 99.9 hereto, is specifically incorporated by reference into Kinross Gold Corporation's registration statement on Form F-10, Registration No. 333-102660, filed January 22, 2003, as amended January 29, 2003.

           NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

     Pursuant to the requirements of Form 40-F, Kinross' Annual Information Form dated April 30, 2004, which includes the audited consolidated financial statements and notes thereto for the three years ended December 31, 2003, together with the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operation, is hereby filed under cover of this form. See Note 22 to the audited consolidated financial statements for a reconciliation of the financial statements to U.S. GAAP as required by Item 17 of Form 20-F. The formation of Kinross on May 31, 1993, qualifies under International Accounting Standard No. 22 (IAS 22), business combinations, as a uniting of interests and thereby has been accounted for as a pooling of interests. For purposes of reconciliation to U.S. GAAP, the accounting complies with Item 17 of Form 20-F and is different than that required by U.S. GAAP.

     Readers should note that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to Kinross' consolidated financial statements. The report of Deloitte & Touche LLP to the shareholders dated March 12, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

                             CONTROLS AND PROCEDURES

A.   EVALUATION

     Based on their evaluation as of December 31, 2003, Kinross' Chief Executive Officer and Chief Financial Officer have concluded that Kinross' disclosure controls and procedures as defined in Rule 13(a)-14(c) and 15(d)-14(c) under the Exchange Act are effective to ensure that information required to be disclosed by Kinross in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.   CHANGES IN INTERNAL CONTROLS

     Since the date of the evaluation, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls, and there were not any significant deficiencies or material weaknesses. As a result, no corrective actions were required or undertaken.

                                 AUDIT COMMITTEE

     The audit committee is comprised of four individuals, John A. Brough, chairman, Richard S. Hallisey, John M.H. Huxley and George F. Nichols. Each of the members of the audit committee are independent as that term is defined in the listing standards of the New York Stock Exchange. The board of directors has determined that Mr. Brough is the audit committee financial expert.

                                 CODE OF ETHICS

     Kinross has a Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics may be viewed at the Company's website at www.kinross.com under Corporate - Governance. The Company has not granted any waivers under its Code of Business Conduct and Ethics.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The Company paid the following fee to Deloitte & Touche LLP during the last two fiscal years:


--------------------------- ---------------------------- ----------------------------
                                        2003                         2002
--------------------------- ---------------------------- ----------------------------
Audit Fees                  CDN $1,150,000               CDN $615,000
--------------------------- ---------------------------- ----------------------------
Audit Related Fees          CDN $1,533,321               CDN $2,356,000
--------------------------- ---------------------------- ----------------------------
Tax Fees                    CDN $592,541                 CDN $320,000
--------------------------- ---------------------------- ----------------------------
All Other Fees              ---                          ---
--------------------------- ---------------------------- ----------------------------

     Audit related fees include fees related to the preparation of prospectuses and registration statements and consultations regarding financial accounting and reporting standards. Tax fees were for tax compliance and advisory services. Audit related fees for 2002 were high in comparison to other years due to the significant regulatory work associated with the combination between Kinross, TVX Gold, Inc., and Echo Bay Mines, Ltd.

     The audit committee is required to approve all services provided by the Company's principal auditor. All audit services, audit related services, tax services, and other services provided for the year ended December 31, 2003 were pre-approved by the audit committee which concluded that the provision of such services by Deloitte & Touche LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

                         OFF BALANCE SHEET ARRANGEMENTS

     The off-balance sheet arrangements of the Company are disclosed in the Annual Information Form filed as an exhibit to this report on 40-F under the captions "Kinross Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Analysis -Disclosures About Market Risks" and
Note 10, "Financial Instruments", and Note 23, "Commitments and Contingencies" to Kinross' audited consolidated financial statements for the year ended December 31, 2003 and are incorporated herein by this reference.

                             CONTRACTUAL OBLIGATIONS

     The contractual obligations of the Company are disclosed in the Annual Information Form included as an exhibit to this report on 40-F under the caption "Kinross Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity Outlook - Contractual obligations and commitments," and are incorporated herein by this reference.

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

                                             KINROSS GOLD CORPORATION



Dated:  April 30, 2004                       By /s/ Brian W. Penny
                                               ---------------------------------
                                                Brian W. Penny
                                                Chief Financial Officer

                                  EXHIBIT INDEX

   Exhibit                                                    Description
--------------    -------------------------------------------------------------------------------------------------
    99.1          Annual Information Form for Kinross Gold Corporation dated April 30, 2004, including the Audited
                  Consolidated Financial Statements and Management's Discussion and Analysis of Kinross Gold
                  Corporation

    99.2          Consent of Deloitte & Touche LLP, independent chartered accountants for Kinross Gold Corporation

    99.3          Consent of PriceWaterhouseCoopers, LLP, independent chartered accountants for TVX Gold Inc.

    99.4          Consent of Ernst & Young LLP, independent chartered accountants for Echo Bay Mines Ltd.

    99.5          Consent of Rod Cooper to being named as a qualified person

    99.6          Consent of M. Sharratt to being named as a qualified person

    99.7          Consent of W. Yamaoka to being named as a qualified person

    99.8          Consent of Mike Michaud to being named as an expert

    99.9          Consent of Steffen Robertson and Kirsten to being named as an expert

    99.10         Certificates of Principal Executive Officer pursuant to Rule 13A-14 of the Securities Exchange Act of 1934, as amended

    99.11         Certificate of Principal Financial Officer pursuant to Rule 13A-14 of the Securities  Exchange Act of 1934, as amended

    99.12         Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

    99.13         Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)