Form 40-F
period 2004-12-31
KINROSS GOLD CORP
filed 2006-02-17
CIK 701818

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

For the fiscal year ended December 31, 2004       Commission File Number 0-10321
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

        52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST, TORONTO, ONTARIO,
        ----------------------------------------------------------------
                         CANADA M5H 3Y2 (416) 365-5123
                         -----------------------------
   (Address and telephone number of Registrant's principal executive offices)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class                 Name of each exchange on which registered

   COMMON SHARES, NO PAR VALUE                  NEW YORK STOCK EXCHANGE
   ---------------------------                  -----------------------
                                                TORONTO STOCK EXCHANGE
                                                ----------------------

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

     AS OF DECEMBER 31, 2004, THERE WERE 345,066,324 COMMON SHARES, 311,933
            PREFERRED SHARES AND WARRANTS TO ACQUIRE UP TO 8,333,333
                           COMMON SHARES OUTSTANDING.

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

                          YES  X          NO
                              ---            ---

           NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

        Pursuant to the requirements of Form 40-F, Kinross' Annual Information Form dated February 10, 2006 and Management's Discussion and Analysis of Financial Condition and Results of Operation, which includes the audited consolidated financial statements and notes thereto as of December 31, 2004 and 2003 and for the three years ended December 31, 2004, are hereby filed under cover of this form. See Note 22 to the audited consolidated financial statements for a reconciliation of the financial statements to U.S. GAAP.

        Readers should note that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 5 to Kinross' consolidated financial statements. The report of Deloitte & Touche LLP to the shareholders dated November 18, 2005 except as to Notes 2 and 25(f) which are as of February 8, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

                             CONTROLS AND PROCEDURES

        As required by Rule 13a-15(b) under the Exchange Act, we have conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004, the end of the period covered by this annual report on Form 40-F. Disclosure controls and procedures are to be designed to reasonably assure that material information we must disclose in our reports filed or submitted under the Securities Exchange Act of 1934, such as this annual report on Form 40-F, is (i) recorded, processed, summarized and reported on a timely basis and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure. This assessment has taken into account the restatement of our financial statements for the fiscal year ended December 31, 2004. In addition, we have assessed the impact of the restatement of our financial statements for the fiscal year ended December 31, 2003 on our disclosure controls and procedures as of December 31, 2003.

        As a result of those evaluations, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of both December 31, 2004 and December 31, 2003, due to a material weakness in our disclosure controls and procedures, which is described below.

        In connection with our proposed acquisition of Crown Resources Corporation, we filed a registration statement with the U.S. Securities and Exchange Commission. During the course of the review of the registration statement, questions were raised as to whether the acquisition of TVX and Echo Bay had been reflected in our consolidated financial statements in accordance with the requirements of U.S. generally accepted accounting principles. Subsequent to discussions with and comments from regulatory agencies and our further review of applicable accounting guidance, we concluded that a restatement of our consolidated financial statements for the years ended December 31, 2003 and the interim periods for both 2003 and 2004 was required. During the preparation of our interim financial statements for 2005 we discovered an error in our restated financial statements for 2003 and 2004 filed on November 30, 2005 related to the impact of foreign currency exchange rates on future tax liabilities resulting from the acquisition of TVX Gold and Echo Bay in January 2003. We have concluded that, as of December 31, 2003 and 2004, we had inadequate controls over the accounting for acquisitions, including the impact of foreign currency exchange rates on future tax liabilities resulting from acquisitions, particularly because the controls did not require, in appropriate circumstances, the services of independent and specialized valuation, financial and accounting expertise in connection with the allocation of the purchase price or the assessment of the value of goodwill.

        While management is not currently required to report on its assessment of the effectiveness of our internal controls over financial reporting (Sarbanes-Oxley Section 404) and we have not completed our comprehensive review of such controls, we nevertheless have discovered significant deficiencies in other non-related areas. These deficiencies where found in the following areas:

   o Our ability to consistently record and reconcile information in a timely manner
   o Inconsistent inventory tracking and procedures at different operating locations
   o    Inadequate segregation of duties in particular areas
   o Adequacy of staffing in certain areas and in the training and experience of personnel
   o    Inadequate documentation of accounting policies and procedures
   o Inadequate processes and procedures in our financial statement review procedures
   o    Deficiencies in certain areas of our information technology systems

SIGNIFICANT CHANGES IN INTERNAL CONTROLS

        Subsequent to December 31, 2004, management has taken steps towards addressing the material weakness in disclosure controls and procedures and significant deficiencies in internal control over financial reporting that are identified above.

        Specifically, with respect to the controls relating to the allocation of the purchase price in acquisitions and the evaluation of the value of acquired assets, the Company now requires that an independent specialized third party advisor review, such as in the form of an independent valuation report and related accounting expertise, be obtained in connection with any complex and material acquisition to ensure that management's estimates and assumptions are based on the best information available. Such an independent valuation was required of the assets acquired in the TVX and Echo Bay transactions in connection with the restatement of the financial statements.

        With respect to the other deficiencies described above, management has taken various steps, including the establishment of an internal audit function in 2004, retaining new accounting and auditing employees in both 2004 and 2005, instituting a plan to update our accounting policies and procedures in 2005 and beginning the process to upgrade our existing information systems in 2005.

        Other than as discussed above, there were no significant changes to our system of internal control over financial reporting or in other areas during the year ended December 31, 2004 or 2003 or since that time that could significantly affect our internal control over financial reporting.

                                 AUDIT COMMITTEE

        Kinross has an audit committee, comprised of three individuals, John A. Brough, chairman, John M.H. Huxley and Terence Reid. Each of the members of the audit committee is independent as that term is defined in the listing standards of the New York Stock Exchange. The board of directors has determined that Mr. Brough is the audit committee financial expert. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

                                 CODE OF ETHICS

        Kinross has a Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics may be viewed at the Company's website at WWW.KINROSS.COM under Corporate - Governance. The Company has not granted any waivers under its Code of Business Conduct and Ethics.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Company paid the following fees to Deloitte & Touche LLP during the last two fiscal years:

------------------------------ ------------------------------ ------------------------------
                                            2004                           2003
------------------------------ ------------------------------ ------------------------------
Audit Fees                     CDN $2,918,705                 CDN $1,150,000
------------------------------ ------------------------------ ------------------------------
Audit-Related Fees             CDN $1,410,605                 CDN $1,533,321
------------------------------ ------------------------------ ------------------------------
Tax Fees                       CDN $1,017,843                 CDN $592,541
------------------------------ ------------------------------ ------------------------------
All Other Fees                 CDN ---                        ---
------------------------------ ------------------------------ ------------------------------

        Audit-related fees include fees related to the preparation of prospectuses and registration statements and consultations regarding financial accounting and reporting standards. Tax fees were for tax compliance and advisory services. "All Other Fees" includes amounts for products and services other than those set forth under the separate headings above.

        The audit committee is required to approve all services provided by the Company's principal auditor. All audit services, audit related services, tax services, and other services provided for the year ended December 31, 2004 were pre-approved by the audit committee which concluded that the provision of such services by Deloitte & Touche LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

                         OFF-BALANCE SHEET ARRANGEMENTS

        The off-balance sheet arrangements of the Company are disclosed in Kinross' Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Analysis -Disclosures About Market Risks and Note 9, "Financial Instruments", and Note 24 "Commitments and Contingencies" to Kinross' audited consolidated financial statements for the year ended December 31, 2004 filed as an exhibit to this report on 40-F and incorporated herein by this reference.

                             CONTRACTUAL OBLIGATIONS

        The contractual obligations of the Company are disclosed in Kinross' Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Liquidity Outlook - Contractual obligations and commitments," filed as an exhibit to this 40-F and incorporated herein by this reference.

                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

        This report on 40-F contains "forward-looking statements." Forward-looking statement include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources and other mineralized ore, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," " anticipates," or "does not anticipate," "or believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur," or "be achieved." Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kinross to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to the factors Kinross currently believes to be material, which are identified in the Annual Information Form under the caption "Risk Factors" filed as an exhibit to this report on 40-F and incorporated herein by this reference, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. In addition, known or unknown risks could have a greater or different effect than currently expected which could cause actions, events or results not to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements which speak only as the date of this 40-F. Kinross does not undertake any obligation to update or revise these forward-looking statements.

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

                                             KINROSS GOLD CORPORATION


February 16, 2006                            By /S/ Lars-Eric Johansson
                                                -----------------------
                                                Lars-Eric Johansson
                                                Executive Vice President and
                                                Chief Financial Officer

                                  EXHIBIT INDEX

 Exhibit                                Description
----------    ------------------------------------------------------------------

99.1          Annual Information Form for Kinross Gold Corporation dated
              February 10, 2006.

99.2 Kinross Gold Corporation Management's Discussion and Analysis, including the audited consolidated financial statements for the three years ended December 31, 2004

99.3 Consent of Deloitte & Touche LLP, independent registered accounting firm for Kinross Gold Corporation

99.4          Consent of Rod Cooper

99.5 Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of
              2002)

99.6          Certification of the Chief Financial Officer pursuant to 18 U.S.C.
              Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)

99.7 Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of
              2002)

99.8          Certification of the Chief Financial Officer pursuant to 18 U.S.C.
              Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)