Form 40-F/A
period 2004-12-31
KINROSS GOLD CORP
filed 2006-02-23
CIK 701818

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

        There are also certain differences between the corporate governance practices applicable to Kinross and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found at WWW.KINROSS.COM/CORP/GOVERNANCE-CORP.HTML.

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

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Company paid the following fees to Deloitte & Touche LLP during the last two fiscal years:

-------------------------- -------------------------- --------------------------
                                     2004                        2003
-------------------------- -------------------------- --------------------------
Audit Fees                 CDN $2,918,705             CDN $1,150,000
-------------------------- -------------------------- --------------------------
Audit-Related Fees         CDN $1,410,605             CDN $1,533,321
-------------------------- -------------------------- --------------------------
Tax Fees                   CDN $1,017,843             CDN $592,541
-------------------------- -------------------------- --------------------------
All Other Fees             CDN ---                    ---
-------------------------- -------------------------- --------------------------

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

        A copy of Kinross' Audited Consolidated Financial Statements as of December 31, 2004, and the three years then ended, together with the accompanying Management's Discussion and Analysis, is available at WWW.KINROSS.COM. The Financial Statements, Management's Discussion and Analysis and the Annual Information Form of Kinross are also available on SEDAR (WWW.SEDAR.COM) and this report on 40-F, including all of the foregoing documents, is available on EDGAR (WWW.SEC.GOV). Upon the written request of any shareholder, Kinross will provide a copy of this report on Form 40-F, including the Financial Statements, Management's Discussion and Analysis, and the Annual Information Form attached hereto. Written requests for such information should be directed to Kinross Gold Corporation, attention Shelley Riley, Corporate Secretary, 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2, telephone (416) 365-5123.

                                   SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                               KINROSS GOLD CORPORATION


February 22, 2006                              By  /s/ Lars-Eric Johansson
                                                  Lars-Eric Johansson
                                                  Executive Vice President and
                                                  Chief Financial Officer

                                  EXHIBIT INDEX

  Exhibit                                 Description
-----------  -------------------------------------------------------------------

99.1 Annual Information Form for Kinross Gold Corporation dated February 10, 2006 (included in initial filing)

99.2 Kinross Gold Corporation Management's Discussion and Analysis, including the audited consolidated financial statements for the three years ended December 31, 2004 (included in initial filing)

99.3 Consent of Deloitte & Touche LLP, independent registered accounting firm for Kinross Gold Corporation (included in initial filing)

99.4           Consent of Rod Cooper (included in initial filing)

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