Form 40-F
KINROSS GOLD CORP
filed 2006-04-03
CIK 701818

QuickLinks -- Click here to rapidly navigate through this document

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number 0-10321

KINROSS GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Province of Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

1041
(Primary Standard Industrial Classification Code Number (if applicable))

650430083
(I.R.S. Employer Identification Number (if applicable))

52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2 (416) 365-5123
(Address and telephone number of Registrant's principal executive offices)

Scott W. Loveless, Parr Waddoups Brown Gee & Loveless,
185 South State Street, Suite 1300, Salt Lake City, Utah 84111-1537
(801) 532-7840
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	New York Stock Exchange Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares, no par value
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        As of December 31, 2005, there were 345,417,147 common shares, 311,933 preferred shares and warrants to acquire up to 8,333,333 common shares outstanding.

        Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

        Pursuant to the requirements of Form 40-F, Kinross' Annual Information Form dated March 31, 2006 and Management's Discussion and Analysis, which includes the audited consolidated financial statements and notes thereto as of December 31, 2005 and for the three years ended December 31, 2005, are hereby filed under cover of this form. See Note 21 to the audited consolidated financial statements for a reconciliation of the financial statements to U.S. GAAP.

        Readers should note that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 2 to Kinross' consolidated financial statements. The report of KPMG LLP to the shareholders dated March 29, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

        There are also certain differences between the corporate governance practices applicable to Kinross and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found at www.kinross.com/corp/governance-corp.html.

CONTROLS AND PROCEDURES

        The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange act of 1934 (as amended) is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely disclosures regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

        As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31st, 2005, the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, the design and operation of the Company's disclosure controls and procedures were effective.

Significant Changes in Internal Controls

        During the process of preparing our 2003 and 2004 financial statements, management identified certain significant deficiencies relating to internal controls over financial reporting. These deficiencies were previously disclosed in the report on 40-F for the year ended December 31, 2004 and are:

  •
  Our ability to consistently record and reconcile financial information in a timely manner

  •
  Inconsistent inventory tracking and procedures at different operating locations

  •
  Inadequate segregation of duties in particular areas

  •
  Adequacy of staffing in certain areas and in the training and experience of personnel

  •
  Inadequate documentation of accounting policies and procedures

  •
  Inadequate processes and procedures in our financial statement review procedures

  •
  Deficiencies in certain areas of our information technology systems

        These deficiencies have been discussed with the Audit Committee and management has initiated an action plan to address each of these areas. In addition, management is conducting a company-wide review of our internal controls over financial reporting since those controls will be subject to an attestation report of our independent registered public accounting firm for the 2006 fiscal year. Management has already taken steps to address some of these issues, including hiring additional staff for our internal accounting department. We will continue to address these issues throughout the remainder of the year.

        Other than as discussed above, there have been no significant changes to our system of internal control over financial reporting or in other areas for the year ended December 31, 2005 or since that time that could significantly affect our internal control over financial reporting.

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

CODE OF ETHICS

        Kinross has a Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics may be viewed at the Company's website at www.kinross.com under Corporate — Governance. The Company has not granted any waivers under its Code of Business Conduct and Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Company paid the following fees to its independent registered public accounting firm during the last two fiscal years:

	2005(1)	2004
Audit Fees	CDN $1,500,000	CDN $2,918,705

Audit-Related Fees	CDN $ —	CDN $1,410,605

Tax Fees	CDN $ —	CDN $1,017,843

All Other Fees	CDN $68,000	—

(1)
Reflects amounts paid during the 2005 fiscal year to the Company's current independent registered accounting firm. In addition the Company paid the following amounts to its prior independent registered accounting firm during fiscal 2005: CDN $1,187,295 for audit fees; CDN $1,306,395 for audit related fees; zero for tax fees; and CDN $701,000 for all other fees.

        Audit-related fees include fees related to the preparation of prospectuses and registration statements and consultations regarding financial accounting and reporting standards. Tax fees were for tax compliance and advisory services. "All Other Fees" includes amounts for products and services other than those set forth under the separate headings above.

        The audit committee is required to approve all services provided by the Company's principal auditor. All audit services, audit related services, tax services, and other services provided for the year ended December 31, 2005 were pre-approved by the audit committee which concluded that the provision of such services by KPMG LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

OFF-BALANCE SHEET ARRANGEMENTS

        The off-balance sheet arrangements of the Company are disclosed in Kinross' Management's Discussion and Analysis — Risk Analysis — Disclosures About Market Risks and Note 8, "Financial Instruments", and Note 23 "Commitments and Contingencies" to Kinross' audited consolidated financial statements for the year ended December 31, 2005 filed as an exhibit to this report on 40-F and incorporated herein by this reference.

CONTRACTUAL OBLIGATIONS

        The contractual obligations of the Company are disclosed in Kinross' Management's Discussion and Analysis — Liquidity and Capital Resources — Liquidity Outlook — Contractual Obligations and Commitments," filed as an exhibit to this 40-F and incorporated herein by this reference.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

        This report on 40-F contains "forward-looking statements." Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources and other mineralized ore, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," "or believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur," or "be achieved." Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kinross to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to the factors Kinross currently believes to be material, which are identified in the Annual Information Form under the caption "Risk Factors" and Management's Discussion and Analysis under the caption "Risk Analysis" filed as exhibits to this report on 40-F and incorporated herein by this reference, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. In addition, known or unknown risks could have a greater or different effect than currently expected which could cause actions, events or results not to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements which speak only as the date of this 40-F. Kinross does not undertake any obligation to update or revise these forward-looking statements.

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

        A copy of Kinross' Audited Consolidated Financial Statements as of December 31, 2005, and the three years then ended, together with the accompanying Management's Discussion and Analysis is available at www.kinross.com. The Financial Statements, Management's Discussion and Analysis and the Annual Information Form of Kinross are also available on SEDAR (www.sedar.com) and this report on 40-F, including all of the foregoing documents, is available on EDGAR (www.sec.gov). Upon the written request of any shareholder, Kinross will provide a copy of this report on Form 40-F, including the Financial Statements, Management's Discussion and Analysis, and the Annual Information Form attached hereto. Written requests for such information should be directed to Kinross Gold Corporation, attention Shelley Riley, Corporate Secretary, 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2, telephone (416) 365-5123.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINROSS GOLD CORPORATION
March 31, 2006
	By:	/s/ Lars-Eric Johansson Lars-Eric Johansson Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for Kinross Gold Corporation dated March 31, 2006
99.2	Kinross Gold Corporation Management's Discussion and Analysis, including the audited consolidated financial statements for the three years ended December 31, 2005
99.3	Consent of KPMG LLP, independent registered accounting firm for Kinross Gold Corporation
99.4	Consent of Deloitte & Touche LLP, independent registered accounting firm for Kinross Gold Corporation
99.5	Consent of Rod Cooper to being named as a qualified person
99.6	Consent of Wesley C. Hanson to being named as a qualified person
99.7	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)
99.8	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)
99.9	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley act of 2002)

QuickLinks

NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES
CONTROLS AND PROCEDURES
AUDIT COMMITTEE
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
UNDERTAKING
SIGNATURES
EXHIBIT INDEX