Form 40-F/A
period 2005-12-31
KINROSS GOLD CORP
filed 2006-05-12
CIK 701818

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

Yes ☒            No ☐

Explanatory Note

        This 40-F/A is being filed to update and improve the clarity of Exhibit 99.2. Note 25, which refers to the previously filed restatements in 2004 (filed on Form 40-F on February 8, 2006) is reinserted in the Audited Consolidated Financial Statements for 2005. In addition, the audit reports by the current auditors, KPMG LLP, and previous auditors, Deloitte LLP have been modified to include a reference to this Note 25. The financial statements for 2005 have not been restated or amended other than for the added note. This 40-F/A does not otherwise change or update the disclosures set forth in the Annual Report as originally filed and does not otherwise reflect events occurring after the filing of the Form 40-F.

        In addition, the Company is including updated certifications by the CEO and CFO, in compliance with regulatory requirements.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINROSS GOLD CORPORATION
May 12, 2006	By	/s/ THOMAS M. BOEHLERT Thomas M. Boehlert Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for Kinross Gold Corporation dated March 31, 2006	Previously Filed
99.2	Kinross Gold Corporation Management's Discussion and Analysis, including the audited consolidated financial statements for the three years ended December 31, 2005	Filed Herewith
99.3	Consent of KPMG LLP, independent registered accounting firm for Kinross Gold Corporation	Filed Herewith
99.4	Consent of Deloitte & Touche LLP, independent registered accounting firm for Kinross Gold Corporation	Filed Herewith
99.5	Consent of Rod Cooper to being named as a qualified person	Previously Filed
99.6	Consent of Wesley C. Hanson to being named as a qualified person	Previously Filed
99.7	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)	Filed Herewith
99.8	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)	Filed Herewith
99.9	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of2002)	Filed Herewith
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley act of 2002)	Filed Herewith

QuickLinks

SIGNATURES
EXHIBIT INDEX