Form 40-F
period 2006-12-31
KINROSS GOLD CORP
filed 2007-04-02
CIK 701818

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006 Commission File Number 0-10321

KINROSS GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Province of Ontario, Canada
(Province or other jurisdiction of incorporation or organization)

1041
(Primary Standard Industrial Classification Code Number (if applicable))

650430083
(I.R.S. Employer Identification Number (if applicable))

52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2 (416) 365-5123
(Address and telephone number of Registrant’s principal executive offices)

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

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form            ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2006, there were 362,704,112 common shares, no preferred shares and warrants to acquire up to 8,333,333 common shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

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

Yes ☒  No ☐

NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

Pursuant to the requirements of Form 40-F, Kinross’ Annual Information Form dated March 30, 2007 and Management’s Discussion and Analysis, which includes the audited consolidated financial statements and notes thereto as of December 31, 2006 and for the three years ended December 31, 2006, are hereby filed under cover of this form. See the supplemental note entitled “Reconciliation to United States GAAP” included as Exhibit 99.4 for a reconciliation of the financial statements to U.S. GAAP.

 In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Company’s internal control over financial reporting. The report to the shareholders of KPMG LLP, independent registered public accountants to the Company, on Management’s Report on Internal Control dated March 23, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Company’s internal control over financial reporting in the financial statement auditors’ report.

There are also certain differences between the corporate governance practices applicable to Kinross and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found at www.kinross.com/corp/governance-corp.html.

DISCLOSURE CONTROLS AND PROCEDURES

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

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31st, 2006, the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, the design and operation of the Company’s disclosure controls and procedures were effective.

Significant Changes in Internal Controls

Throughout 2005 and 2006, management has made significant improvements to internal controls over financial reporting including addressing previously identified significant deficiencies. Management has evaluated the design and the effectiveness of the internal controls over financial reporting and concluded that such internal controls are effective. KPMG, Kinross’ independent auditors appointed by the shareholders, have audited management’s assessment of internal controls over financial reporting, and found that management’s opinion that Kinross maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated.

Other than as discussed above, there have been no significant changes to our system of internal control over financial reporting or in other areas for the year ended December 31, 2006 or since that time that could significantly affect our internal control over financial reporting.

AUDIT COMMITTEE

Kinross has an audit committee, comprised of three individuals, John A. Brough, chairman, John M.H. Huxley and Terence C. W. Reid. Each of the members of the audit committee is independent as that term is defined in the listing standards of the New York Stock Exchange. The board of directors has determined that Mr. Brough is the audit committee financial expert. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

Kinross has a Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics may be viewed at the Company’s website at www.kinross.com under Corporate - Governance. The Company has not granted any waivers under its Code of Business Conduct and Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Company paid the following fees to its independent registered public accounting firm during the last two fiscal years:

	2006(1)	2005(2)
Audit Fees	CDN $2,171,000	CDN $1,500,000
Audit-Related Fees	CDN $258,000	—
Tax Fees	CDN $103,000	—
All Other Fees	CDN $219,000	CDN $68,000

(1)	Reflects amounts paid during the 2006 fiscal year to the Company’s current independent registered accounting firm.

(2)
Reflects amounts paid during the 2005 fiscal year to the Company’s current independent registered accounting firm. In addition, the Company paid the following amounts to its prior independent registered accounting firm during fiscal 2005: CDN $1,187,295 for audit fees; CDN $1,306,395 for audit related fees; zero for tax fees; and CDN $701,000 for all other fees.

Audit-related fees include fees related to the preparation of prospectuses and registration statements and consultations regarding financial accounting and reporting standards. Tax fees were for tax compliance and advisory services. “All Other Fees” includes amounts for products and services other than those set forth under the separate headings above.

The audit committee is required to approve all services provided by the Company’s principal auditor. All audit services, audit related services, tax services, and other services provided for the year ended December 31, 2006 were pre-approved by the audit committee which concluded that the provision of such services by KPMG LLP was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

OFF-BALANCE SHEET ARRANGEMENTS

The off-balance sheet arrangements of the Company are disclosed in Kinross’ Management’s Discussion and Analysis – Risk Analysis – Disclosures About Market Risks and Note 8 “Long-term debt and credit facilities,” and Note 20 “Commitments and contingencies” to Kinross’ audited consolidated financial statements for the year ended December 31, 2006 filed as an exhibit to this report on Form 40-F and incorporated herein by this reference.

CONTRACTUAL OBLIGATIONS

The contractual obligations of the Company are disclosed in Kinross’ Management’s Discussion and Analysis - Liquidity and Capital Resources - Liquidity Outlook - Contractual Obligations and Commitments,” and Note 18 “Operating Leases” to Kinross’ audited consolidated financial statements for the year ended December 31, 2006 filed as an exhibit to this report on Form 40-F and incorporated herein by this reference.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This report on Form 40-F contains “forward-looking statements.” Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources and other mineralized ore, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “ anticipates,” or “does not anticipate,” “or believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved.” Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kinross to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to the factors Kinross currently believes to be material, which are identified in the Annual Information Form under the captions “Cautionary Statement” and “Risk Factors” and in Management’s Discussion and Analysis under the captions “Cautionary Statement on Forward-Looking Information” and “Risk Analysis” filed as exhibits to this report on Form 40-F and incorporated herein by this reference, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. In addition, known or unknown risks could have a greater or different effect than currently expected which could cause actions, events or results not to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements which speak only as the date of this 40-F. Kinross does not undertake any obligation to update or revise these forward-looking statements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

A copy of Kinross’ Audited Consolidated Financial Statements as of December 31, 2006, and the three years then ended, together with the accompanying Management’s Discussion and Analysis is available at www.kinross.com. The Financial Statements, Management’s Discussion and Analysis and the Annual Information Form of Kinross are also available on SEDAR (www.sedar.com) and this report on Form 40-F, including all of the foregoing documents, is available on EDGAR (www.sec.gov). Upon the written request of any shareholder, Kinross will provide a copy of this report on Form 40-F, including the Financial Statements, Management’s Discussion and Analysis, and the Annual Information Form attached hereto. Written requests for such information should be directed to Kinross Gold Corporation, attention Shelley Riley, Vice-President Administration and Corporate Secretary, 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2, telephone (416) 365-5123.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINROSS GOLD CORPORATION

March 30, 2007	By	/s/ Thomas M. Boehlert
Thomas M. Boehlert Executive Vice-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for Kinross Gold Corporation dated March 30, 2007

99.2	Kinross Gold Corporation Management’s Discussion and Analysis

99.3
Audited consolidated financial statements of Kinross Gold Corporation at and for the three years ended December 31, 2006, together with the report of the independent registered public accounting firms of Kinross Gold Corporation thereon

99.4	Related supplementary note entitled “Reconciliation to United States GAAP” and the report of the independent registered public accounting firms of Kinross Gold Corporation thereon

99.5	Management’s Report on Internal Control over Financial Reporting

99.6	Report of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation on internal control over financial reporting

99.7	Consent of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation

99.8	Consent of Deloitte & Touche LLP, independent registered public accounting firm for Kinross Gold Corporation for the year ended December 31, 2004

99.9	Consent of Robert Henderson to being named as a qualified person

99.10	Consent of Maryse Bélanger to being named as a qualified person

99.11	Consent of B. Scott to being named as a qualified person

99.12	Consent of D. Cameron to being named as a qualified person

99.13	Consent of T. Garagan to being named as a qualified person

99.14	Consent of Larry Smith to being named as a qualified person

99.15	Consent of William Tilley to being named as a qualified person

99.16	Consent of Amec E&C Services Inc. to being named as a qualified person

99.17	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)

99.18	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

99.19	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

99.20	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley act of 2002)