Form 40-F
period 2008-12-31
KINROSS GOLD CORP
filed 2009-03-31
CIK 701818

QuickLinks -- Click here to rapidly navigate through this document

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number 0-10321

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

Scott W. Loveless, Parr Brown Gee & Loveless,
185 South State Street, Suite 800, Salt Lake City, Utah 84111
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

        As of December 31, 2008, there were 659,438,293 common shares and no preferred shares outstanding.

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

 NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

        Pursuant to the requirements of Form 40-F, Kinross' Annual Information Form dated March 31, 2009 and Management's Discussion and Analysis, which includes the audited consolidated financial statements and notes thereto as of December 31, 2008 and for each of the three years ended December 31, 2008, are hereby filed under cover of this form. See the supplemental note entitled "Reconciliation to United States GAAP" included as Exhibit 99.4 for a reconciliation of the financial statements to U.S. GAAP.

        There are also certain differences between the corporate governance practices applicable to Kinross and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found at www.kinross.com/corp/governance-corp.html.

 DISCLOSURE CONTROLS AND PROCEDURES

        The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely disclosures regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

        As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008, the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, the design and operation of the Company's disclosure controls and procedures provide reasonable assurance that they were effective.

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatement. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in relevant guidelines or conditions in the control structure, or that the degree of compliance with policies or procedures may deteriorate. KPMG LLP, the independent registered public accounting firm for the Company that audited the financial statements of the Company as of December 31, 2008 and the periods then ended, has issued a report, included herewith as an exhibit, addressing the effectiveness of the Company's internal control over financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

        There have been no changes to our system of internal control over financial reporting for the year ended December 31, 2008 or since that time that has, or is reasonably likely to materially affect our internal control over financial reporting.

AUDIT COMMITTEE

        Kinross has an audit committee, comprised of three individuals, John A. Brough, chairman, John M.H. Huxley and Terence C. W. Reid. Each of the members of the audit committee is independent as that term is defined in the listing standards of the New York Stock Exchange. The board of directors has determined that Mr. Brough is the audit committee financial expert. Information concerning Mr. Brough's relevant education and experience is included in his biographical information contained in the Company's Annual Information Form included as Exhibit 99.1. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

        Kinross has a Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics may be viewed at the Company's website at www.kinross.com under Corporate — Governance. The Company has not granted any waivers under its Code of Business Conduct and Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Company paid the following fees to its independent registered public accounting firm during the last two fiscal years:

	2008		2007
Audit Fees	CDN$	2,944,036	CDN$	2,352,600
Audit-Related Fees	CDN$	302,900	CDN$	195,000
Tax Fees	CDN$	866,750	CDN$	119,316
All Other Fees	CDN$	100,000	CDN$	1,698,889

        Audit-related fees include fees related to due diligence and translation services. Tax fees were for tax compliance and advisory services. "All Other Fees" includes amounts for non-audit services.

        The audit committee is required to approve all services provided by the Company's principal auditor. All audit services, audit related services, tax services, and other services provided for the year ended December 31, 2008 were pre-approved by the audit committee which concluded that the provision of such services by

KPMG LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

OFF-BALANCE SHEET ARRANGEMENTS

        The off-balance sheet arrangements of the Company are disclosed in Kinross' Management's Discussion and Analysis included as exhibit 99.2 under the caption Risk Analysis -Disclosures About Market Risks and Note 8, "Financial Instruments", Note 9, "Long-term debt and credit facilities," and Note 20, "Contingencies" to Kinross' audited consolidated financial statements for the year ended December 31, 2008 filed as exhibit 99.3 to this report on Form 40-F and incorporated herein by this reference.

CONTRACTUAL OBLIGATIONS

        The contractual obligations of the Company are disclosed in Kinross' Management's Discussion and Analysis included as exhibit 99.2 under the caption Liquidity and Capital Resources — Liquidity Outlook — Contractual Obligations and Commitments, and Note 18, "Operating leases" to Kinross' audited consolidated financial statements for the year ended December 31, 2008 filed as exhibit 99.3 to this report on Form 40-F and incorporated herein by this reference.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

        This report on Form 40-F contains "forward-looking statements." Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," "or believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur," or "be achieved." Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kinross to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to the factors Kinross currently believes to be material, which are identified in the Annual Information Form under the captions "Cautionary Statement" and "Risk Factors" and in Management's Discussion and Analysis under the captions "Cautionary Statement on Forward-Looking Information" and "Risk Analysis" filed as exhibits to this report on Form 40-F and incorporated herein by this reference, other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. In addition, known or unknown risks could have a greater or different effect than currently expected which could cause actions, events or results not to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements which speak only as the date of this 40-F. Kinross does not undertake any obligation to update or revise these forward-looking statements.

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

 ADDITIONAL INFORMATION

        A copy of Kinross' Audited Consolidated Financial Statements as of December 31, 2008, and each of the three years then ended, together with the accompanying Management's Discussion and Analysis is available at www.kinross.com. The Financial Statements, Management's Discussion and Analysis and the Annual Information Form of Kinross are also available on SEDAR (www.sedar.com) and this report on Form 40-F, including all of the foregoing documents, is available on EDGAR (www.sec.gov). Upon the written request of any shareholder, Kinross will provide a copy of this report on Form 40-F, including the Financial Statements, Management's Discussion and Analysis, and the Annual Information Form attached hereto. Written requests for such information should be directed to Kinross Gold Corporation, attention Shelley Riley, Vice-President Administration and Corporate Secretary, 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 3Y2, telephone (416) 365-5123.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINROSS GOLD CORPORATION
March 31, 2009	By	/s/ Thomas M. Boehlert

Thomas M. Boehlert
Executive Vice-President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for Kinross Gold Corporation dated March 31, 2009
99.2	Kinross Gold Corporation Management's Discussion and Analysis
99.3	Audited consolidated financial statements of Kinross Gold Corporation at and for the three years ended December 31, 2008, together with the report of the independent registered public accounting firm of Kinross Gold Corporation thereon
99.4	Related supplementary note entitled "Reconciliation to United States GAAP" and the report of the independent registered public accounting firm of Kinross Gold Corporation thereon
99.5	Management's Report on Internal Control over Financial Reporting
99.6	Report of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation on internal control over financial reporting
99.7	Consent of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation
99.8	Consent of Robert Henderson to being named as a qualified person
99.9	Consent of B. Terrence Hennessey to being named as a qualified person
99.10	Consent of Eugene J. Puritch to being named as a qualified person
99.11	Consent of Richard M. Gowans to being named as a qualified person
99.12	Consent of Steven F. Leary to being named as a qualified person
99.13	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)
99.14	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)
99.15	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)
99.16	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley act of 2002)

QuickLinks

NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES
DISCLOSURE CONTROLS AND PROCEDURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
AUDIT COMMITTEE
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
ADDITIONAL INFORMATION
SIGNATURES
EXHIBIT INDEX