Form 40-F
period 2009-12-31
KINROSS GOLD CORP
filed 2010-03-31
CIK 701818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended December 31, 2009	Commission File Number 0-10321

KINROSS GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Province of Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

1041

(Primary Standard Industrial Classification Code Number (if applicable))

650430083

(I.R.S. Employer Identification Number (if applicable))

25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5 (416) 365-5123

(Address and telephone number of Registrant’s principal executive offices)

Scott W. Loveless, Parr Brown Gee & Loveless,

185 South State Street, Suite 800, Salt Lake City, Utah 84111

(801) 532-7840

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common stock, no par value	New York Stock Exchange
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

As of December 31, 2009, there were 696,027,270 common shares and no preferred shares outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐     No ☒

                                                Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐     No ☒

NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

Our Annual Information Form dated March 30, 2010 and Management’s Discussion and Analysis, together with our audited consolidated financial statements and notes thereto as of December 31, 2009 and for each of the three years ended December 31, 2009, are filed under cover of this form as Exhibits 99.1, 99.2 and 99.3. We prepare our financial statements in accordance with Canadian generally accepted accounting principles. Readers should review the supplemental note entitled “Reconciliation to United States GAAP” included as exhibit 99.4 for a reconciliation of the financial statements to United States generally accepted accounting principles.  Beginning January 1, 2011, we will adopt International Financial Reporting Standards (“IFRS”) for preparation of our financial statements.  Adoption of the IFRS will require us to make certain accounting policy choices and could materially impact our reported financial position and results of operations.  See the disclosure under the caption “International Financial Reporting Standards” in our Management’s Discussion and Analysis filed as exhibit 99.2 to this report for further discussion of our adoption of IFRS.

Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. There are certain differences between the corporate governance practices applicable to us and those applicable to U.S. companies under the New York Stock Exchange listing standards.  A summary of the significant differences can be found at www.kinross.com/corp/governance-corp.html.

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely disclosures regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, we recognize that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009, the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the design and operation of the Company’s disclosure controls and procedures provide reasonable assurance that they are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.  Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatement.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in relevant guidelines or conditions in the control structure, or that the degree of compliance with policies or procedures may deteriorate.  KPMG LLP, our independent registered public accounting firm for the Company that audited the financial statements of the Company as of December 31, 2009 and the periods then ended, has issued an attestation report, included herewith as an exhibit, addressing the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except as noted below, there have been no changes to our system of internal control over financial reporting for the year ended December 31, 2009 or since that time that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2009, Kupol converted to the enterprise resource planning system utilized by our other sites to enhance consistency of systems across the Company.  Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.  During the second quarter of 2009, we commenced the parallel testing phase of a new consolidation accounting system.  Parallel testing continued during the remainder of the year and the system was implemented by the end of 2009.

AUDIT AND RISK COMMITTEE

Our audit and risk committee is comprised of three individuals, John A. Brough, chairman, John M.H. Huxley and Terence C. W. Reid.  Each of the members of the audit and risk committee is independent as that term is defined in the listing standards of the New York Stock Exchange.  The board of directors has determined that Mr. Brough is the audit and risk committee financial expert.  Information concerning Mr. Brough’s relevant education and experience is included in his biographical information contained in the Company’s Annual Information Form included as exhibit 99.1.  The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed generally on members of the audit committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

We have a Code of Business Conduct and Ethics that applies to all directors, officers and employees.  The Code of Business Conduct and Ethics may be viewed at the Company’s website at www.kinross.com under Corporate — Governance.  The Company has not granted any waivers under its Code of Business Conduct and Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to our independent registered public accounting firm during the last two fiscal years:

	2009		2008
Audit Fees	CDN $	2,568,000	CDN $	2,944,000
Audit-Related Fees	CDN $	182,000	CDN $	303,000
Tax Fees	CDN $	331,000	CDN $	867,000
All Other Fees	CDN $	792,000	CDN $	100,000

Audit-related fees include fees related to due diligence and translation services.  Tax fees were for tax compliance and advisory services.  “All Other Fees” includes amounts for products and services related to other non-audit services.

The audit committee is required to approve all services provided by our principal auditor.  All audit services, audit related services, tax services, and other services provided for the year ended December 31, 2009 were pre-approved by the audit committee which concluded that the provision of such services by KPMG LLP was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the caption “Risk Analysis” and in our financial statements under Note 8, “Financial Instruments”, Note 9, “Long-term debt and credit facilities,” and Note 19, “Contingencies” to Kinross’ audited consolidated financial statements for the year ended December 31, 2009 filed as an exhibit to this report on Form 40-F and incorporated herein by this reference.

CONTRACTUAL OBLIGATIONS

The contractual obligations of the Company are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the caption “Liquidity and Capital Resources -- Contractual Obligations and Commitments,” and Note 9 “Long-term debt and credit facilities” to Kinross’ audited consolidated financial statements for the year ended December 31, 2009 filed as an exhibit to this report on Form 40-F and incorporated herein by this reference.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this report on Form 40-F including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this report.  Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation and permitting of mining operations and development properties, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  The words “plans,” “expect” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “targets,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, political, economic and competitive uncertainties and contingencies.  The estimates and assumptions of Kinross contained or incorporated by reference in this report on Form 40-F, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, Management’s Discussion and Analysis, or as otherwise expressly incorporated herein by reference, as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of new tailings facilities) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies being consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic marketing, legal environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel, oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.  Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which the Company conducts business or may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties.  In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).  Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results of differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future.  All of the forward-looking statements made or incorporated into this report on Form 40-F are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in our Management’s Discussion and Analysis under the caption “Risk Analysis” and in the “Risk Factors” section of our most recently filed Annual Information Form.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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

ADDITIONAL INFORMATION

A copy of Kinross’ Audited Consolidated Financial Statements as of December 31, 2009, and each of the three years then ended, together with the accompanying Management’s Discussion and Analysis is available at www.kinross.com.  The Financial Statements, Management’s Discussion and Analysis and the Annual Information Form of Kinross are also available on SEDAR (www.sedar.com) and this report on Form 40-F, including all of the foregoing documents, is available on EDGAR (www.sec.gov).  Upon the written request of any shareholder, Kinross will provide a copy of this report on Form 40-F, including the Financial Statements, Management’s Discussion and Analysis, and the Annual Information Form attached hereto.  Written requests for such information should be directed to Investor Relations, Kinross Gold Corporation, 25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5, toll free 1-866-561-3636 or info@kinross.com.

SIGNATURES

                Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINROSS GOLD CORPORATION

March 31, 2010	By	/s/ Thomas M. Boehlert
Thomas M. Boehlert
Executive Vice-President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for Kinross Gold Corporation dated March 30, 2010

99.2	Kinross Gold Corporation Management’s Discussion and Analysis

99.3

Audited consolidated financial statements of Kinross Gold Corporation at and for the three years ended December 31, 2009, together with the report of KPMG LLP, the independent registered public accounting firm of Kinross Gold Corporation thereon

99.4	Related supplementary note entitled “Reconciliation to United States GAAP” and the report of KPMG LLP, the independent registered public accounting firm of Kinross Gold Corporation thereon

99.5	Management’s Report on Internal Control over Financial Reporting

99.6	Report of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation on internal control over financial reporting

99.7	Consent of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation

99.8	Consent of Robert Henderson to being named as a qualified person

99.9	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)

99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)

99.11	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

99.12	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley act of 2002)