Form 40-F
period 2010-12-31
KINROSS GOLD CORP
filed 2011-03-31
CIK 701818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number 0-10321

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

As of December 31, 2010, there were 1,133,294,930 common shares and no preferred shares outstanding.

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

NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

Our Annual Information Form dated March 30, 2011 and Management’s Discussion and Analysis, together with our audited consolidated financial statements and notes thereto as of December 31, 2010 and for each of the three years ended December 31, 2010, are filed under cover of this form as Exhibits 99.1, 99.2 and 99.3. We prepare our financial statements in accordance with Canadian generally accepted accounting principles. Readers should review the supplemental note entitled “Reconciliation to United States GAAP” included as exhibit 99.4 for a reconciliation of the financial statements to United States generally accepted accounting principles.  Beginning January 1, 2011, we adopted International Financial Reporting Standards (“IFRS”) for preparation of our financial statements.  Adoption of IFRS will require us to make certain accounting policy choices and could materially impact our reported financial position and results of operations.  See the disclosure under the caption “International Financial Reporting Standards” in our Management’s Discussion and Analysis filed as exhibit 99.2 to this report for further discussion of our adoption of IFRS.

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

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010, the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, the design and operation of the Company’s disclosure controls and procedures provide reasonable assurance that they are effective. Effective September 17, 2010, the Company acquired 100% of the outstanding common shares of Red Back Mining Inc. (“Red Back”).  The Red Back operations have been excluded in the Company’s annual assessment of disclosure controls and procedures and internal controls over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kinross is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Management has conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Effective September 17, 2010, the Company acquired 100% of the outstanding common shares of Red Back. The Red Back operations have been excluded in the Company’s annual assessment of disclosure controls and procedures and internal controls over financial reporting.

Based on our evaluation, management has concluded that, subject to the scope exclusion described above, our internal control over financial reporting was effective as of December 31, 2010. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, our independent registered public accounting firm for the Company that audited the financial statements of the Company as of December 31, 2010 and the periods then ended, has issued an attestation report, included herewith as an exhibit, addressing the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except as noted below, there have been no changes to our system of internal control over financial reporting for the year ended December 31, 2010 or since that time that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2010, Maricunga converted to the ERP system that has been utilized by La Coipa.  Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

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

CODE OF ETHICS

We have a Code of Business Conduct and Ethics that applies to all directors, officers and employees.  During the year ended December 31, 2010, we amended our Code of Business Conduct and Ethics to provide enhanced guidance on workplace harassment, discrimination and violence and to streamline and clarify reporting procedures.  The Code of Business Conduct and Ethics may be viewed at the Company’s website at

www.kinross.com under Corporate — Governance.  Any additional amendments to the Code of Business Conduct and Ethics, including a description of such amendment will be posted to the Company’s website or filed as an exhibit to the Company’s following annual report on Form 40-F.  The Company has not granted any waivers under its Code of Business Conduct and Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to our independent registered public accounting firm during the last two fiscal years:

	2010	2009
Audit Fees	CDN $ 2,736,000	CDN $2,568,000
Audit-Related Fees	CDN $ 842,000	CDN $182,000
Tax Fees	CDN $ 196,000	CDN $331,000
All Other Fees	CDN $ 719,000	CDN $792,000

Audit-related fees include fees related to due diligence and translation services.  Tax fees were for tax advisory services.  “All Other Fees” includes amounts for products and services related to other non-audit services.

The audit committee is required to approve all services provided by our principal auditor.  All audit services, audit related services, tax services, and other services provided for the year ended December 31, 2010 were pre-approved by the audit committee which concluded that the provision of such services by KPMG LLP was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the caption “Risk Analysis” and in our financial statements under Note 8, “Financial Instruments”, Note 9, “Long-term debt and credit facilities,” and Note 18, “Contingencies” to Kinross’ audited consolidated financial statements for the year ended December 31, 2010 filed as an exhibit to this report on Form 40-F and incorporated herein by this reference.

CONTRACTUAL OBLIGATIONS

The contractual obligations of the Company are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the caption “Liquidity and Capital Resources — Contractual Obligations and Commitments,” and Note 9 “Long-term debt and credit facilities” to Kinross’ audited consolidated financial statements for the year ended December 31, 2010 filed as an exhibit to this report on Form 40-F and incorporated herein by this reference.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this report on 40-F including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’

within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this report on Form 40-F. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, future business results, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, “proposes”, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, “envision”; ‘‘estimates’’, ‘‘forecasts’’, “guidance”; “targets”, “models”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions typically identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this report on 40-F, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies, and negotiation of an exploitation contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the new feasibility study prepared and approved by the joint venture and the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ current expectations; and (15) the viability of the Tasiast and Chirano mines, and the development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment, do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated into this report on 40-F are qualified by these cautionary statements and those cautionary statements made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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

ADDITIONAL INFORMATION

A copy of Kinross’ Audited Consolidated Financial Statements as of December 31, 2010, and each of the three years then ended, together with the accompanying Management’s Discussion and Analysis is available at www.kinross.com.  The Financial Statements, Management’s Discussion and Analysis and the Annual Information Form of Kinross are also available on SEDAR (www.sedar.com) and this report on Form 40-F, including all of the foregoing documents, is available on EDGAR (www.sec.gov).  Upon the written request of any shareholder, Kinross will provide a copy of this report on Form 40-F, including the Financial Statements, Management’s Discussion and Analysis, and the Annual Information Form attached hereto.  Written requests for such information should be directed to Investor Relations, Kinross Gold Corporation, 25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5, toll free 1-866-561-3636 or info@kinross.com.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINROSS GOLD CORPORATION

March 30, 2011	By	/s/ Thomas M. Boehlert
Thomas M. Boehlert
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for Kinross Gold Corporation dated March 30, 2011

99.2	Kinross Gold Corporation Management’s Discussion and Analysis

99.3

Audited consolidated financial statements of Kinross Gold Corporation at and for the three years ended December 31, 2010, together with the report of KPMG LLP, the independent registered public accounting firm of Kinross Gold Corporation thereon

99.4	Related supplementary note entitled “Reconciliation to United States GAAP”

99.5	Report of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation on the audited consolidated financial statements and internal control over financial reporting

99.6	Consent of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation

99.7	Consent of Robert Henderson to being named as a qualified person

99.8	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)

99.9	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 302 of the Sarbanes-Oxley Act of 2002)

99.10	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

99.11	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley act of 2002)