Form 40-F
period 2011-12-31
KINROSS GOLD CORP
filed 2012-03-30
CIK 701818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 0-10321

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

As of December 31, 2011, there were 1,137,732,344 common shares and no preferred shares outstanding.

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

Yes ☐    No ☐

NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

Our Annual Information Form dated March 29, 2012 and Management’s Discussion and Analysis, together with our audited consolidated financial statements and notes thereto (amended to include notes 23 and 24, which discloses financial information related to the guarantor subsidiaries and subsequent events, respectively) as of December 31, 2011, December 31, 2010 and January 1, 2010 and for the years ended December 31, 2011 and December 31, 2010, are filed under cover of this form as exhibits 99.1, 99.2 and 99.4, respectively. Included as exhibit 99.3 is our audited consolidated financial statements and notes thereto as of December 31, 2011, December 31, 2010 and January 1, 2010 and for the years ended December 31, 2011 and December 31, 2010, as filed on Form 6-K on February 15, 2012. Beginning January 1, 2011, we adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for preparation of our financial statements.

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

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011, the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the design and operation of the Company’s disclosure controls and procedures provide reasonable assurance that they are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.  Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatement.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in relevant guidelines or conditions in the control structure, or that the degree of compliance with policies or procedures may deteriorate.  KPMG LLP, an independent registered public accounting firm for the Company that audited the financial statements of the Company as of December 31, 2011 and the periods then ended, has issued an attestation report, included herewith as an exhibit, addressing the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except as noted below, there have been no changes to our system of internal control over financial reporting for the year ended December 31, 2011 or since that time that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2011, Fort Knox, Round Mountain, Kettle River-Buckhorn, Lobo-Marte, and the Corporate offices in Toronto, Canada and Reno, U.S.A, converted to a new version of their ERP system, and La Coipa and Maricunga converted to a new ERP system. The conversions in the ERP system have not resulted in any significant changes in internal controls during the year ended December 31, 2011. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion for all conversions. As at September 30, 2011, the Company also expanded its disclosure controls and procedures and internal controls over financial reporting to include the former Red Back operations.

In addition, management evaluated the impact on the design and operating effectiveness of internal controls that resulted from the application of IFRS accounting policies which were implemented during the year ended December 31, 2011, and concluded that it had not significantly affected the Company’s internal control over financial reporting.

AUDIT AND RISK COMMITTEE

The audit and risk committee of our Board of Directors is comprised of three directors: John A. Brough, chairman, John M.H. Huxley and Terence C.W. Reid.  Each of the members of the audit and risk committee is “independent” as that term is defined in the listing standards of the New York Stock Exchange.  The board of directors has determined that Mr. Brough is an “audit committee financial expert” as such term is defined in paragraph 8(b) of General Instructions B to Form 40-F.  Information concerning Mr. Brough’s relevant education and experience is included in his biographical information contained in the Company’s Annual Information Form included as exhibit 99.1.  The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed generally on members of the audit and risk committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit and risk committee or board of directors.

CODE OF ETHICS

The Code of Business Conduct and Ethics may be viewed at the Company’s website at www.kinross.com under About Kinross — Governance.  Any amendments to the Code of Business Conduct and Ethics, including a description of such amendment, will be posted to the Company’s website and filed as an exhibit to the Company’s subsequent annual report on Form 40-F.  The Company did not grant any waivers under its Code of Business Conduct and Ethics during 2011.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to our independent registered public accounting firm during the last two fiscal years:

	2011		2010
Audit Fees	CDN $	3,259,000	CDN $	2,736,000
Audit-Related Fees	CDN $	163,000	CDN $	842,000
Tax Fees	CDN $	242,000	CDN $	196,000
All Other Fees	CDN $	367,000	CDN $	719,000

Audit-related fees include fees related to due diligence and translation services.  Tax fees were for tax compliance and advisory services.  “All Other Fees” includes amounts for products and services related to other non-audit services.

The audit and risk committee is required to approve all services provided by our principal auditor.  All audit services, audit-related services, tax services, and other services provided for the year ended December 31, 2011 were pre-approved by the audit and risk committee which concluded that the provision of such services by KPMG LLP was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the caption “Risk Analysis” and in our financial statements under Note 11, “Financial Instruments”, Note 13, “Long-term debt and credit facilities,” and Note 20, “Commitments and Contingencies” to Kinross’ audited consolidated financial statements for the year ended December 31, 2011 included as an exhibit to this annual report on Form 40-F and incorporated herein by this reference.

CONTRACTUAL OBLIGATIONS

The contractual obligations of the Company are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the caption “Liquidity and Capital Resources — Contractual Obligations and Commitments,” and Note 13 “Long-term debt and credit facilities” and Note 20 “Commitments and Contingencies” to Kinross’ audited consolidated financial statements for the year ended December 31, 2011 included as an exhibit to this annual report on Form 40-F and incorporated herein by this reference.

MINE SAFETY DISCLOSURE

Information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and paragraph (16) of General Instruction B to Form 40-F is included in exhibit 99.7 of this annual report on Form 40-F.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this annual report on Form 40-F including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this annual report on Form 40-F. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, future business results, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, “proposes”, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, “envision”; ‘‘estimates’’, ‘‘forecasts’’, “guidance”; “targets”, “models”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions typically identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this annual report on Form 40-F, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit, and its continuing ownership by the Company, being consistent with Kinross’ current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation agreement and investment protection agreement with the government (on terms satisfactory to Kinross), being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment;  (13) labor and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectations, including but not limited to the terms and conditions of the legal and fiscal stability agreements for these operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; and (16) access to capital markets, including but not limited to securing project financing for Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, (including but not limited to income tax, advance income tax, stamp withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations, the security of personnel and assets and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; risks associated with litigation against the Company, including but not limited to, securities class actions in Canada and/or the US; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).  Many of these uncertainties and contingencies can directly or indirectly affect, and could cause Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated into this annual report on Form 40-F are qualified by these cautionary statements and those cautionary statements made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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

ADDITIONAL INFORMATION

A copy of Kinross’ Audited Consolidated Financial Statements as of December 31, 2011 and 2010, and January 1, 2010, and for each of the two years ended December 31, 2011, together with the accompanying Management’s Discussion and Analysis is available at www.kinross.com or under the Company’s profile on SEDAR (www.sedar.com).  The Financial Statements, Management’s Discussion and Analysis and the Annual Information Form of Kinross in this annual report are also available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com) and this annual report on Form 40-F, including all of the foregoing documents, is available on EDGAR (www.sec.gov).  Upon the written request of any shareholder, Kinross will provide a copy of this annual report on Form 40-F, including the Financial Statements, Management’s Discussion and Analysis, and the Annual Information Form included as exhibits hereto.  Written requests for such information should be directed to Investor Relations, Kinross Gold Corporation, 25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5, toll free 1-866-561-3636 or info@kinross.com.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINROSS GOLD CORPORATION

March 29, 2012	By	/s/ Paul H. Barry
Paul H. Barry
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for Kinross Gold Corporation dated March 29, 2012

99.2	Kinross Gold Corporation Management’s Discussion and Analysis

99.3

Audited consolidated financial statements of Kinross Gold Corporation as of December 31, 2011 and 2010, and January 1, 2010, and for the two years ended December 31, 2011, together with the report of KPMG LLP, the independent registered public accounting firm of Kinross Gold Corporation, thereon as filed on Form 6-K on February 15, 2012

99.4

Audited consolidated financial statements of Kinross Gold Corporation as of December 31, 2011 and 2010, and January 1, 2010, and for the two years ended December 31, 2011, amended to include notes 23 and 24, which discloses financial information related to the guarantor subsidiaries and subsequent events, respectively, together with the reports of KPMG LLP, the independent registered public accounting firm for Kinross Gold Corporation on these audited consolidated financial statements and on internal control over financial reporting

99.5	Management’s Report on Internal Control over Financial Reporting

99.6	Consent of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation

99.7	Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, filed herewith

99.8	Consent of Robert Henderson to being named as a qualified person

99.9	Consent of Mark Sedore to being named as a qualified person

99.10	Consent of Wayne Barnett to being named as a qualified person

99.11	Consent of Marek Nowak to being named as a qualified person

99.12	Certification of the Principal Executive Officer pursuant to Rule 13a — 14(a)

99.13	Certification of the Chief Financial Officer pursuant to Rule 13a — 14(a)

99.14	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

99.15	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley act of 2002)