Form 40-F
period 2014-12-31
KINROSS GOLD CORP
filed 2015-03-31
CIK 701818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number 001-13382

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

As of December 31, 2014, there were 1,144,576,474 common shares and no preferred shares outstanding.

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

Yes ☐   No ☐

NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

Our Annual Information Form dated March 31, 2015 and Management’s Discussion and Analysis, together with our audited consolidated financial statements and notes thereto as of December 31, 2014 and 2013 and for the years then ended, are filed under cover of this form as exhibits 99.1, 99.2 and 99.3, respectively. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

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

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014, the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, the design and operation of the Company’s disclosure controls and procedures provide reasonable assurance that they are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.  Because of inherent limitations, internal controls over financial reporting may not prevent or detect misstatement. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in relevant guidelines or conditions in the control structure, or that the degree of compliance with policies or procedures may deteriorate. KPMG LLP, an independent registered public accounting firm for the Company that audited the consolidated financial statements of the Company as of December 31, 2014 and December 31, 2013 and the years then ended, has issued an attestation report, included as an exhibit to this annual report on Form 40-F, addressing the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.

Changes in Internal Control over Financial Reporting

Except as noted below, there have been no changes to our system of internal control over financial reporting for the year ended December 31, 2014 or since that time that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2014, Tasiast converted to a new ERP system. The ERP system conversion has not resulted in any significant changes in internal controls during the year ended December 31, 2014. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

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

CODE OF ETHICS

The Code of Business Conduct and Ethics may be viewed at the Company’s website at www.kinross.com under “About Kinross — Governance” and is available in print to any shareholder upon written request to the Company’s Corporate Secretary. Any amendments to the Code of Business Conduct and Ethics, including a description of such amendment, will be posted to the Company’s website within five business days following the date of the amendment.

The Company did not grant any waivers under its Code of Business Conduct and Ethics during 2014.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to our independent registered public accounting firm during the last two fiscal years:

	2014		2013
Audit Fees	CDN $	4,042,000	CDN $	3,701,000
Audit-Related Fees	CDN $	160,000	CDN $	135,000
Tax Fees	CDN $	57,000	CDN $	88,000
All Other Fees	CDN $	149,000	CDN $	315,000

Audit-related fees include fees related to translation services and pension plan audits.  Tax fees were for tax compliance and advisory services.  “All Other Fees” includes amounts for products and services related to other non-audit services.

The audit and risk committee is required to approve all services provided by our principal auditor.  All audit services, audit-related services, tax services, and other services provided for the year ended December 31, 2014 were pre-approved by the audit and risk committee which concluded that the provision of such services by KPMG LLP was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the captions “Liquidity and Capital Resources” and “Risk Analysis” and in our audited consolidated financial statements under Note 10, “Fair Value Measurement”, under Note 12, “Long-term debt and credit facilities,” and under Note 19, “Commitments and Contingencies” to Kinross’ audited consolidated financial statements for the year ended December 31, 2014 included as exhibit 99.3 to this annual report on Form 40-F and incorporated herein by this reference.

CONTRACTUAL OBLIGATIONS

The contractual obligations of the Company are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the caption “Liquidity and Capital Resources — Contractual Obligations and Commitments,” and under Note 12 “Long-term debt and credit facilities,” and under Note 19, “Commitments and Contingencies” to Kinross’ audited consolidated financial statements for the year ended December 31, 2014 included as exhibit 99.3 to this annual report on Form 40-F and incorporated herein by this reference.

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

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Cautionary Statement on Forward-Looking Information

All  statements, other than statements of historical fact, contained or incorporated by reference in this annual report on Form 40-F including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this annual report on Form 40-F. Forward-looking statements contained in this annual report on Form 40-F, include, without limitation, statements with respect to production costs of sales, all-in sustaining cost and capital expenditures; mineral reserve and mineral resource estimates; expected savings pursuant to our cost review and reduction initiatives including, without limitation, optimization of projects and operations, as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “anticipate”, “believe”, “encouraging”, “estimates”, “expects”, “explore”, “forecasts”, “focus”, “guidance”,  “options”, “budget”, “schedule”, “projected”, “timeline”, “anticipated”, “planned”, “pursue”, “intend”, “prospect”, “seek”, “outlook”, “opportunity”, “plan”, “possible”, “potential”, “priority”, “prospect”, “study”, “target”, or “view”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should would, might or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this annual report on Form 40-F, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the impact of escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed by any government, and any potential amendments to the Brazilian Mining Code, the Mauritanian Customs Code, the Mauritanian Mining Code, the Mauritanian VAT regime and water legislation or other water use restrictions in Chile (including, but not limited to, the interpretation, implementation and application of any such amendments), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the development of, operations at and production from the Company’s operations, being consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (12) goodwill and/or asset impairment potential; and (13) access to capital markets, including but not limited to maintaining its credit ratings and, as required, maintaining partial project financing for Dvoinoye and Kupol being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (or any other similar restrictions or penalties) now or subsequently imposed by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador, including but not limited to in respect of environmental or tax matters; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, the Russian Federation, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, sanctions or penalties in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-bribery, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference, in this annual report on Form 40-F are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our 2014 Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2014. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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

ADDITIONAL INFORMATION

A copy of Kinross’ audited consolidated financial statements as of December 31, 2014 and 2013, and for each of the years then ended, together with the accompanying Management’s Discussion and Analysis is available at www.kinross.com or under the Company’s profile on SEDAR (www.sedar.com). The Annual Information Form of Kinross in this annual report is also available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com) and this annual report on Form 40-F, including all of the foregoing documents, is available on EDGAR (www.sec.gov).  Upon the written request of any shareholder, Kinross will provide a copy of this annual report on Form 40-F, including the Financial Statements, Management’s Discussion and Analysis, and the Annual Information Form included as exhibits hereto.  Written requests for such information should be directed to Investor Relations, Kinross Gold Corporation, 25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5, toll free 1-866-561-3636 or info@kinross.com.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINROSS GOLD CORPORATION

March 31, 2015	By	/s/ Tony S. Giardini
Tony S. Giardini
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for Kinross Gold Corporation dated March 31, 2015

99.2	Kinross Gold Corporation Management’s Discussion and Analysis as filed on Form 6-K on February 10, 2015

99.3

Audited consolidated financial statements of Kinross Gold Corporation as of December 31, 2014 and 2013 and for each of the two years then ended, together with the report of KPMG LLP, the independent registered public accounting firm of Kinross Gold Corporation, thereon as filed on Form 6-K on February 10, 2015

99.4	Reports of KPMG, independent registered public accounting firm for Kinross Gold Corporation on the audited consolidated financial statements and internal control over financial reporting

99.5	Management’s Report on Internal Control over Financial Reporting

99.6	Consent of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation

99.7	Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, filed herewith

99.8	Consent of John Sims to being named as a qualified person

99.9	Certification of the Principal Executive Officer pursuant to Rule 13a — 14(a)

99.10	Certification of the Chief Financial Officer pursuant to Rule 13a — 14(a)

99.11	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)*

99.12	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley act of 2002)*

* This information is furnished and not filed for purposes of Section 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.