Form 40-F
period 2016-12-31
KINROSS GOLD CORP
filed 2017-04-03
CIK 701818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number 001-13382

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

Martin D. Litt
Secretary
Kinross Gold U.S.A., Inc.
5075 S. Syracuse Street,
Suite 800,
Denver, Colorado,
80237
Telephone: (303) 802-1445

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

As of December 31, 2016, there were 1,245,049,712 common shares and no preferred shares outstanding.

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

Yes ☐     No ☐

NOTE FOR U.S. READERS ON CANADA/U.S. REPORTING DIFFERENCES

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including the report of the independent registered public accounting firm with respect thereto. Consequently, our financial statements may not be comparable to those prepared by U.S. companies. Our Annual Information Form dated March 31, 2017 and Management’s Discussion and Analysis, together with our audited consolidated financial statements and notes thereto as of December 31, 2016 and 2015 and for the years then ended, are filed under cover of this form as exhibits 99.1, 99.2 and 99.3, respectively.

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

As required by Rule 13a-15(b) under the Exchange Act, we conducted an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016, the end of the period covered by this annual report on Form 40-F. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, the design and operation of the Company’s disclosure controls and procedures provide reasonable assurance that they are effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except as noted below, there have been no changes to our system of internal control over financial reporting for the year ended December 31, 2016 or since that time that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During 2016, Bald Mountain converted to a new Enterprise Resource Planning system. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

AUDIT AND RISK COMMITTEE

The audit and risk committee of our Board of Directors is comprised of four directors: John A. Brough, chairman, John M.H. Huxley, Ave G. Lethbridge and Una M. Power.  Each of the members of the audit and risk committee is “independent” as that term is defined in the listing standards of the New York Stock Exchange.  The board of directors has determined that Mr. Brough and Ms. Power each qualify as an “audit committee financial expert” as such term is defined in paragraph 8(b) of General Instructions B to Form 40-F.  Information concerning Mr. Brough’s and Ms. Power’s relevant education and experience is included in the biographical information contained in the Company’s Annual Information Form included as exhibit 99.1 to the annual report on Form 40-F. The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liabilities on such person that are greater than those imposed generally on members of the audit and risk committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit and risk committee or board of directors.

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

The Company did not grant any waivers under its Code of Business Conduct and Ethics during 2016.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We paid the following fees to our independent registered public accounting firm during the last two fiscal years:

	2016		2015
Audit Fees	CDN$	3,941,000	CDN$	3,914,000
Audit-Related Fees	CDN$	160,000	CDN$	160,000
Tax Fees	CDN$	68,000	CDN$	129,000
All Other Fees	CDN$	18,000	CDN$	80,000

Audit-related fees include fees related to translation services and pension plan audits.  Tax fees were for tax compliance and advisory services.  “All Other Fees” includes amounts for products and services related to other non-audit services.

The audit and risk committee is required to approve all services provided by our principal auditor.  All audit services, audit-related services, tax services, and other services provided for the year ended December 31, 2016 were pre-approved by the audit and risk committee which concluded that the provision of such services by KPMG LLP was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the captions “Liquidity and Capital Resources” and “Risk Analysis” and in our audited consolidated financial statements under Note 12, “Long-term debt and credit facilities,” under Note 13, “Provisions,” and under Note 19, “Commitments and Contingencies” to Kinross’ audited consolidated financial statements for the year ended December 31, 2016 included as exhibit 99.3 to this annual report on Form 40-F.

CONTRACTUAL OBLIGATIONS

The contractual obligations of the Company are disclosed in Kinross’ Management’s Discussion and Analysis included as exhibit 99.2 under the caption “Liquidity and Capital Resources — Contractual Obligations and Commitments”, and under Note 12, “Long-term debt and credit facilities” and under Note 19, “Commitments and Contingencies” to Kinross’ audited consolidated financial statements for the year ended December 31, 2016 included as exhibit 99.3 to this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and paragraph (16) of General Instruction B to Form 40-F is included in exhibit 99.5 of this annual report on Form 40-F.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this 40-F including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this 40-F. Forward-looking statements contained in this annual report on 40-F, include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver,  the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; and resolution of pending litigation. The words “anticipate”, “assumption”, “believe”, “consideration”, “estimates”, “expects”, “explore”,  “forecast”, “focus”, “guidance”, “intend”, “initiative”, “measures”, “optimize”, “outlook”, “opportunity”, “phased”, “plan”, “possible”, “potential”,  “project”,  “schedule”, “seek”, “study”, “target” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this 40-F, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2016 as well as: (1) there being no significant disruptions affecting the operations of the Company  whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu and the construction and operation of the tailings storage facility (“TSF”) and semi-autogenous (“SAG”) Mill at Tasiast; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; (12) access to capital markets, including but not limited to maintaining debt ratings consistent with the Company’s current expectations; (13) that Kinross will complete the sale of its interests in Cerro Casale and Quebrada Seca in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our current expectations; (14) that any contingent payment contemplated by the purchase agreements governing the sale of Cerro Casale and Quebrada Seca or the royalty will be paid to Kinross; (15) that a positive construction decision will be made by the Cerro Casale joint venture; and (16) that the conditions will be met under the water supply agreement to allow Kinross to exercise its rights to access water thereunder. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, tailings dam failures, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this annual report on  Form 40-F, including but not limited to the “Risk Factors” section of our 2016 Annual Information Form and in the “Risk Analysis” section of our most recently filed MD&A, are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our 2016 Annual Information Form and the “Risk Analysis” section of our MD&A for the year ended December 31, 2016. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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

ADDITIONAL INFORMATION

Additional information relating to our company, including our audited consolidated financial statements as at December 31, 2016 and 2015, and for each of the years then ended, together with the accompanying Management’s Discussion and Analysis and the Annual Information Form can be found on

SEDAR (www.sedar.com), on EDGAR (www.sec.gov) or on our website at www.kinross.com.  The information found on, or otherwise accessible through, our website is not incorporated by reference into, nor does it form a part of, this annual report on Form 40-F or any other document that we file with the SEC. Upon the written request of any shareholder, Kinross will provide a copy of this annual report on Form 40-F, including the Financial Statements, Management’s Discussion and Analysis, and the Annual Information Form included as exhibits hereto.  Written requests for such information should be directed to Investor Relations, Kinross Gold Corporation, 25 York Street, 17th Floor, Toronto, Ontario, Canada M5J 2V5, toll free 1-866-561-3636 or info@kinross.com.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

KINROSS GOLD CORPORATION

March 31, 2017	By	/s/ Tony S. Giardini
Tony S. Giardini
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for Kinross Gold Corporation dated March 31, 2017

99.2	Kinross Gold Corporation Management’s Discussion and Analysis (incorporated by reference to Exhibit 99.1 to Kinross Gold Corporation’s Current Report on Form 6-K filed February 15, 2017)

99.3

Audited consolidated financial statements of Kinross Gold Corporation as at December 31, 2016 and 2015 and for the years then ended, together with the report of KPMG LLP, the independent registered public accounting firm for Kinross Gold Corporation, thereon and the report of KPMG LLP, the independent registered public accounting firm for Kinross Gold Corporation, on the effectiveness of internal control over financial reporting as of December 31, 2016 (incorporated by reference to Exhibit 99.2 to Kinross Gold Corporation’s Current Report on Form 6-K filed February 15, 2017)

99.4	Consent of KPMG LLP, independent registered public accounting firm for Kinross Gold Corporation

99.5	Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act

99.6	Consent of John Sims to being named as a qualified person

99.7	Certification of the Principal Executive Officer pursuant to Rule 13a — 14(a)

99.8	Certification of the Chief Financial Officer pursuant to Rule 13a — 14(a)

99.9	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)*

99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley act of 2002)*

* This information is furnished and not filed for purposes of Section 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.